     As filed with the Securities and Exchange Commission on July  , 1999.
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                 NETOPIA, INC.
             (Exact name of Registrant as specified in its charter)
         Delaware                    7373                    94-3033136
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification    Identification Number)
     incorporation or            Code Number)
      organization)         2470 Mariner Square Loop
                           Alameda, California 94501
                                 (510) 814-5100
(Address, including zip code, and telephone number, including area code, of the
                   Registrant's principal executive offices)
                                ---------------
                                 JAMES A. CLARK
                            Chief Financial Officer
                                 Netopia, Inc.
                            2470 Mariner Square Loop
                           Alameda, California 94501
                                 (510) 814-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:
     Robert V. Gunderson, Jr., Esq.                Curtis L. Mo, Esq.
        Robert G. Specker, Esq.                  Michael C. Doran, Esq.
        Gunderson Dettmer Stough            Brobeck, Phleger & Harrison LLP
  Villeneuve Franklin & Hachigian, LLP           Two Embarcadero Place
         155 Constitution Drive                      2200 Geng Road
      Menlo Park, California 94025            Palo Alto, California 94303
             (650) 321-2400                          (650) 424-0160
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                        Proposed
                                           Proposed      Maximum
 Title of Each Class of      Amount        Maximum      Aggregate   Amount of
    Securities to be          to be     Offering Price  Offering   Registration
       Registered         Registered(1)  per Unit(2)    Price(2)       Fee
-------------------------------------------------------------------------------
Common Stock, $0.001 par
 value per share.......     2,645,000      $23.781     $62,900,745  $17,486.41
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes 345,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c), based on the average of the bid and asked price for the common stock on the Nasdaq National Market on June 30, 1999.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)                            Issued      , 1999
--------------------------------------------------------------------------------

                                2,300,000 Shares

                             [LOGO OF NETOPIA(R)]

                                  COMMON STOCK


--------------------------------------------------------------------------------

  Netopia, Inc. is offering 2,300,000 shares of common stock with this prospectus.

  Netopia's common stock is listed on the Nasdaq National Market under the symbol "NTPA." The last reported sale price of the common stock on the Nasdaq National Market on July 1, 1999 was $22.75 per share.

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

  Neither the Securities and Exchange Commission nor state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                Per Share Total
                                                                --------- -----
Public offering price..........................................   $       $
Underwriting discounts and commissions.........................   $       $
Proceeds to Netopia............................................   $       $

  Netopia has granted the underwriters a 30-day option to purchase up to an additional 345,000 shares of common stock to cover over-allotments. Warburg Dillon Read LLC expects to deliver the shares of common stock to purchasers on
     , 1999.


Warburg Dillon Read LLC                            BancBoston Robertson Stephens
                          Volpe Brown Whelan & Company

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  [Diagram containing three tables:

  . Table depicting our Internet connectivity and Web platform products;

  . Table depicting the channels through which we distribute our products;
    and

  . Table depicting the end user that we target for our products.]

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus Summary..........................................................   1

The Offering................................................................   3

Risk Factors................................................................   4

Use of Proceeds.............................................................  15

Price Range of Common Stock.................................................  15

Dividend Policy.............................................................  15

Dilution....................................................................  16

Capitalization..............................................................  17

Selected Consolidated Financial Data........................................  18

Management's Discussion and Analysis of Financial Condition and Results of
Operations..................................................................  20

Business....................................................................  40
Management..................................................................  53

Principal Stockholders......................................................  56

Description of Capital Stock................................................  57

Underwriters................................................................  59

Legal Matters...............................................................  61

Experts.....................................................................  61

Where You Can Find More Information.........................................  62

Index to Financial Statements............................................... F-1

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Information contained on Netopia's Web site does not constitute part of this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the "Company," "Netopia," "we," "us," and "our" refer to Netopia, Inc.

  Netopia, Timbuktu Pro, netOctopus, Up & Running, Guaranteed! and Customer Care, Guaranteed! are trademarks of Netopia, Inc. This prospectus also includes trademarks of other companies.

                               Prospectus Summary

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus.

                                 Netopia, Inc.

  Netopia provides Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. We offer high-speed, multi-user, plug-and-play Internet connectivity products and Web platforms for creating and hosting Web sites, creating and hosting electronic commerce stores, and conducting real-time Internet communications.

  Small and medium size businesses typically do not have the internal resources necessary to establish access to or maximize the potential benefits of the Internet. For example, many of these businesses currently use low-speed, single-user, dial-up connections to the Internet. Most of these businesses also lack a well-staffed, experienced information technology department. We believe traditional vendors of Internet networking products and services historically have not offered solutions specifically designed for users who may not have access to sophisticated technical support. As a result, there is considerable demand for affordable, easy-to-use, high-speed Internet access, as well as for platforms which enable the construction of Web sites and provide other means of conducting business on the Web.

  Our objective is to be the leading provider of Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. The following are key elements of our business strategy:

  . Target the small and medium size business market;

  . Leverage strategic relationships with Internet service providers (ISPs), Internet portals and other distribution channels;

  . Provide complete, plug-and-play customer premise digital subscriber line, or DSL, Internet connectivity products;

  . Enable small and medium size businesses to leverage the Internet;

  . Maintain and extend technology leadership; and

  . Leverage brand recognition and customer support infrastructure.

  Our Internet connectivity products enable small and medium size businesses to take advantage of high-speed Internet access technologies and, in particular, DSL. Our DSL Internet connectivity products, including routers, digital service units, filtering bridges and modems, provide small and medium size businesses with a flexible and scaleable platform that can be easily integrated into existing business infrastructures. In addition to supporting various Internet connectivity technologies, our Internet connectivity products are designed to be plug-and-play and incorporate many value-added features such as virtual private networking and firewall protection.

  Our Web platform is a "no assembly required" Web site and electronic commerce solution that enables small and medium size businesses to easily create their own customized, interactive Web sites or electronic commerce enabled Web sites, which we call E-stores. Our Web platforms provide affordable, value-added functionality and flexibility to our users' Web sites. We have developed over 50 customizable Web site content packages for businesses across a wide range of industries. Our Web platforms also include collaboration and communication capabilities for remote groups as well as for help desk, server and Web site administrators.

  We have developed extensive relationships that provide wide distribution of our products and enable us to help our customers install complete, plug-and-play Internet solutions that are reliable, cost-effective and easy to use. Our largest relationships include Internet service providers such as Concentric Network and PSINet, Internet portals such as GeoCities and Netscape Netcenter, and competitive local exchange carriers such as NorthPoint Communications and Rhythms NetConnections. In addition, we have established relationships with telecommunications equipment suppliers, such as our relationships with Carrier Access Corporation and Copper Mountain, and our development relationships with next-generation technology providers CopperCom, Jetstream Communications and TollBridge Technologies.

  Our principal offices are located at 2470 Mariner Square Loop, Alameda, California 94501 and our telephone number is (510) 814-5100. We were incorporated in California in 1986 as Farallon Computing, Inc., and were reincorporated in Delaware in June 1996. In November 1997, we changed our corporate name from Farallon Communications Inc. to Netopia, Inc.

                                  The Offering

Common stock offered by Netopia............... 2,300,000 shares

Common stock to be outstanding after the
 offering (1)................................. 15,286,133 shares

Use of proceeds............................... For working capital and general corporate purposes. See "Use of
                                               Proceeds."

Nasdaq National Market symbol................. NTPA

                      Summary Consolidated Financial Data
                  (in thousands, except for per share amounts)

                         Six months ended
                             March 31,           Fiscal years ended September 30,
                         ------------------  --------------------------------------------
                           1999      1998      1998     1997     1996     1995     1994
                         --------  --------  --------  -------  -------  -------  -------
                            (unaudited)
Statement of operations
 data:
Total revenues.......... $ 18,458  $ 11,715  $ 24,836  $20,170  $16,718  $ 6,659  $ 5,310
Loss from continuing
 operations(2)..........   (6,979)   (1,649)   (8,037)  (3,550)  (1,282)  (3,290)  (1,354)
Net income (loss).......   (6,979)   (1,398)  (10,533)    (529)   3,701    2,506  $ 2,187
Basic net income (loss)
 per share(2)...........    (0.56)    (0.12)    (0.90)   (0.05)    0.37     0.27       --
Diluted net income
 (loss) per share (2)... $  (0.56) $  (0.12) $  (0.90) $ (0.05) $  0.34  $  0.26       --
Common shares used in
 the calculations of
 basic net income (loss)
 per share(3)...........   12,386    11,567    11,687   11,335    9,890    9,148       --
Common and common
 equivalent shares used
 in the calculations of
 diluted net income
 (loss) per share(3)....   12,386    11,567    11,687   11,335   10,887    9,522       --

                                                         March 31, 1999
                                                     ----------------------
                                                     Actual  As Adjusted(4)
                                                     ------- --------------
                                                          (unaudited)
Balance sheet data:
Cash, cash equivalents and short-term investments... $31,952    $ 80,855
Working capital.....................................  32,933      81,836
Total assets........................................  52,501     101,404
Total liabilities...................................  10,481      10,481
Stockholders' equity................................ $42,020    $ 90,923

-----------------
(1) Assumes no exercise of the underwriters' over-allotment option and excludes, as of June 30, 1999, (i) 4,023,851 shares of common stock issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $6.3759 per share and (ii) an aggregate of 306,662 shares available for future issuance under our 1996 Stock Option Plan and 322,181 shares available for future issuance under our Employee Stock Purchase Plan. New investors will be further diluted if any shares of common stock are issued upon exercise of currently outstanding options or other rights, are granted in the future or are reserved for future issuance under our stock plans. See "Capitalization," "Description of Capital Stock," "Dilution" and Note 6 of Notes to Consolidated Financial Statements.

(2) Includes $4.2 million allocated to in-process research and development related to our acquisitions of Serus and netOctopus in December 1998.

(3) See Note 1 of Notes to Consolidated Financial Statements for the determination of shares used in computing basic and diluted net loss per share.

(4) Adjusted to reflect our sale of 2,300,000 shares of common stock at an assumed offering price of $22.75 per share (after deducting the underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds."

                               -----------------

  Except as otherwise indicated herein, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised. See "Principal Stockholders" and "Underwriting."

                                  Risk Factors

  An investment in the shares of our common stock offered by this prospectus involves a high degree of risk. You should carefully review the following risk factors as well as the other information set forth in this prospectus before making an investment.

  Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (i) discuss our expectations about our future performance; (ii) contain projections of our future operating results or of our future financial condition; or (iii) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could seriously harm our business and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

We Have A History Of Losses and Negative Cash Flow, And We Expect To Incur Losses And Negative Cash Flow In The Future

  Our failure to significantly increase our revenues would result in continuing losses. We incurred losses from continuing operations of $7.0 million in the six months ended March 31, 1999 and $8.0 million, $3.6 million and $1.3 million in the fiscal years ended September 30, 1998, 1997 and 1996, respectively. We expect to incur net losses in the future, and these losses may be substantial. Further, we expect to incur negative cash flow in the future. Because of con-tinuing substantial capital expenditures and product development, sales, mar-keting and administrative expenses, we will need to generate significant reve-nues to achieve profitability and positive cash flow. Even if we do achieve profitability and positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

Our Quarterly Operating Results Are Likely To Fluctuate Because Of Many Factors And May Cause Our Stock Price To Fluctuate

  Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. As a result, we believe that peri-od-to-period comparisons of our operating results are not necessarily meaning-ful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

  It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock may decline significantly.

  These variations in our operating results will likely be caused by factors related to the operation of our business, including:

  . Variations in the timing and size of orders for our Internet connectivity products;

  . Our ability to license, and the timing of licenses, of our Web platform products, particularly site server licenses and Timbuktu Pro;

  . The growth rate in the number of Web sites that are built using our Web platform, from which we derive revenues;

  . Loss of significant distributors or customers, or significant decreases
    or
   delays in purchases by significant distributors or customers, such as Ingram Micro, Softway International and NorthPoint Communications;

  . The mix of products and services and the gross margins associated with such products and services, including the impact of our increased sales of lower margin Internet connectivity products as a percentage of our total revenues;

  . The price and availability of chip sets, which we obtain from Conexant Systems, for our DSL Internet connectivity products;

  . The timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

  . Our ability to attract and retain key personnel.

  These variations may also be caused by factors related to the development of the DSL market, the market for our Web platform products and the competition we face in these markets, including:

  . The timing and rate of deployment of DSL services by telecommunications service providers;

  . The timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems and high-speed wireless data transmission;

  . Anticipated price competition in the market for Internet connectivity products and Web platform products;

  . The level of market penetration of our Internet connectivity and Web platform products relative to those of our competitors; and

  . Anticipated increases in competition among producers of Web site development and Web site server products, including the impact of products that are available from some of our competitors at no cost.

  These variations may also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, in-cluding:

  . Costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

  . Acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

  . Foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

  . General global economic conditions which could adversely affect sales to our customers.

We May Not Be Able To Compete Successfully Against Current And Future Competi-tors

  We sell products and services in markets that are highly competitive. We ex-pect competition to intensify as current competitors expand their product and service offerings and new competitors enter the market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size, scope and breadth of the products and services offered.

  In the DSL router market, we primarily encounter competition from 3Com, As-cend Communications (Lucent Technologies), Cayman Systems, Cisco Systems , FlowPoint (Cabletron Systems), Ramp Networks and several other companies. In addition to these competitors, there have been a growing number of announce-ments by other companies that they intend to enter the DSL router market. Fur-ther, some competitors offer low-cost or no-cost support programs that are similar to our "Up & Running, Guaranteed!" program.

  In the market for Web sites and electronic commerce platforms, we encounter competition primarily from America Online, Homestead Technologies, IBM, Inc. Online, Site Architects, Sitematic, Yahoo! and several other companies. In the market for our remote control and enterprise software, we primarily encounter competition from Computer Associates, Contigo Software, Lotus, Microcom (Compaq), Microsoft, PlaceWare, Stac Software, Symantec, Tivoli Systems (IBM) and several other companies. We anticipate intense competition from some of these companies because some of these competitors provide their products to consumers at no cost. For example, Microsoft has available at no cost a commu-nications and collaboration software product that could limit the market for Timbuktu Pro.

  Many of our current and potential competitors in all three areas have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger base of customers than we do. In addition, many of our customers have well-established relationships with our current and potential customers and have extensive knowledge of these industries. In the past, we have lost potential customers to competitors in all three areas for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolida-tion.

We Need To Develop, Introduce And Market New And Enhanced Products In A Timely Manner To Remain Competitive

  We compete in markets characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. For example, we anticipate that voice over DSL technology will become an important feature of future DSL router products. As a result, we believe we will need to successfully develop, introduce and market voice over DSL functionality in our products. However, we may not be able to successfully develop, introduce or market these or other products necessary to our future success. In addition, any delay in developing, introducing or marketing these or other products would seriously harm our business.

We May Engage In Acquisitions Or Divestitures That Involve Numerous Risks, In-cluding The Use Of Cash And The Diversion Of Management Attention

  In the past, we have engaged in both acquisitions and divestitures. For example, in August 1998, we sold our LAN Division, which developed and sold local area network (LAN) products. We may continue to acquire companies, technologies or products or to sell or discontinue some of our technologies or products in future periods. In the past, our acquisitions and divestitures have involved numerous risks, including the use of significant amounts of our cash, diversion of the attention of our management from our core business, loss of our key employees and significant expenses and write-offs. For example, in December 1998, we acquired netOctopus and Serus. The success of these acquisitions depends upon our ability to timely and successfully develop, manufacture and gain market acceptance for the products we acquired. If we engage in additional acquisitions or divestitures in future periods, we may not be able to address these risks and our business may be harmed.

We May Experience Declining Gross Margins Due To Price Competition And An In-crease In Sales Of Lower Margin Internet Connectivity Products As A Percentage Of Our Total Revenue

  We expect that sales of our Internet connectivity products may account for a larger percentage of our total revenues in future periods. Because these prod-ucts are generally sold at lower gross margins than our Web platform products, this will likely result in a decrease in our overall gross margins. Further, we expect that the market for Internet connectivity products, in particular DSL products, will become increasingly competitive and that we will be forced to lower the prices we charge for our Internet connectivity products in the future. As the average selling price of our routers declines, our gross margins related to such prod-ucts, and in general, are likely to decline.

The Loss Of, Or Decline In, Purchases By One Or More Of Our Key Distributors Would Result In A Significant Decline In Our Revenues

  Our revenues will decline and our losses will increase if we lose one or more of our significant distributors or customers or if our key distributors or customers reduce or delay purchases of our products. In the six months ended March 31, 1999, our top three customers and distributors who each indi-vidually represented at least 5% of our total revenues accounted for approxi-mately 23% of our total revenues as a group. In this period, sales to Ingram Micro represented approximately 10% of our total revenues. In the years ended September 30, 1998, 1997 and 1996, our distributors and customers who each in-dividually represented at least 5% of our total revenues accounted for approx-imately 16%, 20% and 25% of our total revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time.

Our Limited Operating History In DSL Internet Connectivity Products Makes It Difficult To Evaluate Our Prospects

  Our DSL Internet connectivity products have only recently been introduced. You should consider our prospects in light of the difficulties we may encoun-ter because these products are at an early stage of development in a rela-tively new, rapidly evolving and intensely competitive market. For example, we may not correctly anticipate market requirements, including requirements for performance, price, features and compatibility with other DSL equipment. We may not be able to rapidly introduce innovative new products that meet these market requirements. It is possible that the market for DSL Internet connectivity products will develop in a manner that we do not anticipate. Our competitors have introduced DSL products, some of which may compete effec-tively against our DSL products. Such developments could render our DSL prod-ucts obsolete.

Our Revenues Will Not Grow And Our Losses Will Increase If We Cannot Continue To Successfully Introduce, Market And Sell Our DSL Internet Connectivity Prod-ucts

  A substantial portion of our revenues from Internet connectivity products is derived from non-DSL routers. We anticipate that in the future the market for such non-DSL products will decrease and that sales of our non-DSL products will decline as a percentage of our total revenues. Accordingly, our revenues will not grow if we are unable to continue to introduce, market and sell our DSL Internet connectivity products.

Sales Of Our DSL Internet Connectivity Products Will Decline Substantially If Copper Mountain DSL Equipment Is Not Widely Deployed

  We are dependent on the selection of Copper Mountain DSL equipment by tele-communications service providers that are deploying DSL services. Substan-tially all of our sales of DSL routers have been for use with DSL equipment manufactured by Copper Mountain Networks. If Copper Mountain DSL equipment is not widely used in DSL deployments, our business will be seriously harmed.

For Some DSL Deployments, Our Products Require An Add-On Device, Which Makes Them Less Desirable For These Deployments Than The Products Of Some Of Our Competitors

  For some DSL deployments, our products require an add-on device, which makes them less desirable for these deployments than the products of some of our competitors. A substantial majority of our revenue from sales of DSL Internet connectivity products has been for use with DSL equipment supplied by Copper Mountain. When used with this equipment, our DSL Internet connectivity products do not require an add-on device. Not all DSL deployments use DSL equipment supplied by Copper Mountain, and in or-der to remain competitive, we will need to develop products that do not re-quire an add-on device when used with DSL equipment supplied by other vendors.

Substantial Sales Of Our DSL Internet Connectivity Products Will Not Occur Un-less Telecommunications Service Providers Initiate Substantial Deployment Of DSL Services

  The success of our DSL Internet connectivity products depends upon whether telecommunications service providers deploy DSL technologies and upon the tim-ing of the deployment of such technologies. Factors that will impact such de-ployment include:

  . A prolonged approval process by service providers, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

  . The development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

  . Cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

  . Lack of compatibility of DSL equipment that is supplied by different manufacturers;

  . Evolving industry standards for DSL technologies; and

  . Government regulation.

  If telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

Other Technologies For The High-Speed Internet Connectivity Market Will Com-pete With DSL Services

  DSL services are competing with a variety of different high-speed Internet connectivity technologies, including cable modem, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. If any technology competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our products and services and our revenues and gross margins may decrease.

We Depend Upon The Ability Of Emerging Competitive Telecommunications Service Providers To Compete Effectively With Traditional Telephone Companies In Pro-viding DSL Services

  The purchasers of our DSL Internet connectivity products are primarily emerging competitive telecommunications service providers such as NorthPoint Communications. We depend upon the ability of such competitive telecommunica-tions service providers to successfully offer DSL services. These competitive telecommunications service providers are competing with traditional regional telephone companies. Traditional regional telephone companies may have a num-ber of competitive advantages over their new competitors, including greater resources, name recognition and access to customers. Also, traditional re-gional telephone companies may restrict, or attempt to restrict, the ability of competitive telecommunications service providers to install DSL equipment at the regional telephone companies' central offices.

We Purchase All Of The Chip Sets For Our DSL Routers From Conexant Systems

  All of our DSL routers rely on chip sets that are supplied by Conexant Sys-tems. We do not have a volume purchase contract with Conexant Systems and Conexant Systems could cease selling us chip sets at any time. If we are un-able to timely obtain a sufficient quantity of chip sets from Conexant Systems for any reason, sales of our DSL routers could be delayed or halted. Further, we could also be forced to redesign our DSL routers and qualify a new supplier of chip sets. The result-ing stoppage or delay in selling our products and the expense of redesigning our DSL routers would seriously harm our reputation and business.

Substantially All Of Our Circuit Boards Are Manufactured By Hi-Tech Manufac-turing, Or HTM, A Contract Manufacturer

  Substantially all of our Internet connectivity products include circuit boards that are manufactured by HTM. Additionally, certain of our DSL routers are assembled and packaged by HTM. If supplies of circuit boards or DSL rout-ers from HTM are interrupted for any reason, we will incur significant losses until we can arrange for alternative sources. Any such interruption may seri-ously harm our reputation and business.

We May Be Unable To Obtain Components For Our Internet Connectivity Products From Independent Contractors And Specialized Suppliers

  We do not manufacture any of the components used in our products and perform only limited assembly on some products. All of our Internet connectivity prod-ucts rely on components that are supplied by independent contractors and spe-cialized suppliers. We generally do not have guaranteed supply arrangements with these third-parties and they could cease selling components to us at any time. Moreover, the ability of independent contractors and specialized suppli-ers to provide us with sufficient router components also depends on our abil-ity to accurately forecast our future requirements. If we are unable to timely obtain a sufficient quantity of components from the independent contractors or specialized suppliers for any reason, sales of our Internet connectivity prod-ucts could be delayed or halted. Further, we could also be forced to redesign our Internet connectivity products and qualify new suppliers of components. The resulting stoppage or delay in selling our products and the expense of redesigning our Internet connectivity products would seriously harm our repu-tation and business. In addition, we anticipate that it will be necessary for us to establish relationships with additional component suppliers in the fu-ture. If we are unsuccessful in establishing these relationships, we may not be able to obtain sufficient components in some future period.

Our Revenues Will Not Grow And Our Losses Will Increase If We Cannot Success-fully Introduce, Market And Sell Our Web Platform

  A substantial majority of revenues from our Web platform is derived from the sale of Timbuktu Pro. We anticipate that in the future the market for Timbuktu Pro will grow more slowly than the market for other Web platform products and services. In addition, we rely on licensees of our Web platform to promote the use of our Web platform for building Web sites. The extent and nature of the promotions by licensees of our Web platform are outside of our control. If licensees of our Web platform do not success fully promote our Web platform, we will not generate recurring revenues from royalties on Web sites promoted by licensees of our Web platform.

The Number Of Portals Distributing Our Web Platform Is Decreasing Due To In-dustry Consolidation

  The Internet industry is experiencing consolidation. This consolidation is decreasing the number of distributors and potential distributors of our Web platform. For example, GeoCities has been acquired by Yahoo! and Netscape Com-munications has been acquired by America Online. There is a risk that our sales to, or strategic relationships with, these companies may be negatively affected by these acquisitions or continuing industry consolidation.

The Market For Our Web Platform May Be Limited By Products And Services That Are Available At No Cost

  Some companies are offering Web presence and enhancement products at no cost. In some instances, we believe these companies are not charging for such products and services because they are generating revenue from their Web sites from other sources, such as advertising or subscription fees. If such free products and services become widely used, the market for our Web platform products will be limited.

To Be Successful, Use Of Our Web Platform Must Become Widespread, And This Will Require Us To Rapidly Build Our Sales Channel, Which We May Be Unable To Do

  Growth in revenues from our Web platform will be heavily dependent on recur-ring fees from Web sites created by licensees. Accordingly, to be successful, our Web platform must become widely used. The sales cycle for licensing our Web platform can be long. We will be required to build our internal sales organiza-tion and customer support organization to increase the number of licensees of our Web platform. We currently have seven internal sales personnel and eight customer support personnel for our Web platform. Because the market for techni-cal sales and support personnel is intensely competitive, growing our sales and support organization may be difficult. If we are unable to rapidly establish the widespread use of our Web platform, it is possible that competing products could become widely used, reducing the likelihood that we will generate signif-icant revenues from our Web platform.

Our Web Platform Is Based On A Proprietary Architecture, And If Customers Find The Architecture Inflexible, Then Our Web Platform May Not Be Successful

  Many Web presence products are based on a programming language called hypertext markup language (HTML). Because this language is widely accepted as an industry standard, Web sites that are created with it may be easier to mod-ify than Web sites that are created with proprietary languages. Our Web plat-form is based on a proprietary version of hypertext markup language. Our prod-ucts may not be successful if customers prefer Web sites created with industry standard hypertext markup language to Web sites created with our proprietary hypertext markup language.

If Hosting Services For Our Web Platform Perform Poorly, Our Reputation Will Be Damaged And We Could Be Sued

  We depend on our servers, networking hardware and software infrastructure, and third-party service and maintenance of these items to provide reliable, high-performance Web site hosting services for our customers. In addition, our servers are located at third-party facilities. Failure or poor performance by the third parties we contract to maintain our servers, hardware and software, could lead to interruption or deterioration of our Web site hosting services. Additionally, a slowdown or failure of our systems due to an increase in the use of the Web sites we currently host, or due to damage or destruction of our systems for any reason, could also lead to interruption or deterioration of our Web site hosting services. If there is an interruption or a deterioration of our Web site hosting services, our reputation would be seriously harmed and, consequently, sales of our products and services would decrease. If such cir-cumstances do arise in some future period, in order to retain current customers and attract new customers, we may have to provide our Web site hosting services at a subsidized price or even at no cost. In addition, if our Web site hosting services are interrupted, perform poorly, or are unreliable, we are at risk of litigation from our customers.

We License A Substantial Portion Of Our Timbuktu Pro Software To A Limited Num-ber Of Large Customers And These Licenses Have A Lengthy Sales Cycle

  A volume license of our Timbuktu Pro software involves a significant commitment of financial resources by our customers. As a result, volume licenses of our Timbuktu Pro software have a long sales cycle, and in the past, we have only sold volume licenses of our Timbuktu Pro software to a small number of large customers each quarter. Further, volume license sales of Timbuktu Pro are typically closed in the final weeks of the quarter and the timing of these licenses may cause our quarterly results to vary. We generally incur significant expenses in sales and marketing prior to obtaining customer commitments for the volume licenses of our Timbuktu Pro software. As a result, our inability to get customer commitments or delays in such commitments due to the lengthy sales cycles would reduce our revenues and cause our losses to increase.

A Substantial Portion Of Our Revenues Come From Sales To International
Customers

  A substantial portion of our revenues come from sales to international cus-tomers. We expect sales to international customers to continue to comprise a significant portion of our revenues. While our international sales are typi-cally denominated in United States dollars, fluctuations in currency exchange rates could cause our products and services to become relatively more expen-sive to our foreign customers. This could lead to decreased profitability of our products and services.

We Typically Experience A Seasonal Reduction In Revenues In The Three Months Ended September 30

  In the past, we have experienced a seasonal reduction in our revenues in the three months ended September 30, primarily due to European vacation schedules which typically result in reduced economic activity in Europe during such periods. We anticipate that this trend will continue.

Changes In Computer Platform Preferences Of End Users May Cause A Loss Of Rev-enues

  We believe through the six months ended March 31, 1999, that approximately 20% of Web platform revenue, and approximately 10-20% of our total revenue, was derived from sales to users of the Apple Mac OS family of products. Ac-cordingly, a decrease in the sales or market acceptance of Mac OS may cause a loss of revenue and harm our business.

The Proceeds We Expect To Receive For The Sale Of Our LAN Division Could Be Affected By Its Future Performance Under The New Owner

  In connection with the sale of our LAN Division in August 1998 to Farallon Communications, or Farallon, an affiliate of Gores Technology Group, or Gores, we received consideration which included (i) a two year $1.0 million promis-sory note from Farallon, guaranteed by Gores, and (ii) royalties on Farallon's revenues for a period of five years which are currently recorded on our bal-ance sheet as an amount receivable of $1.8 million. Because a substantial por-tion of Farallon's products are designed for products sold by Apple Computer, or Apple, the ability of the buyer to make these payments depends in large part upon the market for Apple's products.

  When we sold the LAN Division, we also made customary representations and warranties to the buyer which we believe to be accurate. Our liability under such representations and warranties, which is limited to $2.0 million, will terminate on October 31, 1999. If we are unable to collect on the promissory note or we are required to pay claims for any breach of the repre-sentations and warranties, our financial position and results of operations may be seri-ously damaged.

Our Success Depends On Retaining Our Current Key Personnel And Attracting Ad-ditional Key Personnel

  Our future performance depends on the continued service of our senior man-agement, product development and sales personnel, particularly Alan Lefkof, our President and Chief Executive Officer. None of these persons, including Mr. Lefkof, is bound by an employment agreement, and we do not carry key per-son life insurance. The loss of the services of one or more of our key person-nel could seriously harm our business. Our future success depends on our con-tinuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified person-nel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Our Intellectual Property May Not Be Adequately Protected, And Our Products May Infringe Upon The Intellectual Property Rights Of Third Parties

  We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark law.

  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is diffi-cult, and there is no guarantee that the safeguards that we employ will pro-tect our intellectual property and other valuable competitive information.

  For example, in selling our Timbuktu Pro software, we often rely on license cards that are included in our products and are not signed by licensees. Therefore, such licenses may be unenforceable under the laws of certain juris-dictions. In addition, the laws of some foreign countries where our products are or may be manufactured or sold, particularly developing countries includ-ing various countries in Asia, such as the People's Republic of China, do not protect our proprietary rights as fully as do the laws of the United States.

Our Customers May Return Our Products To Us For Replacement Or Refund

  We provide end users of our products with a 90-day limited warranty on our Timbuktu Pro software and a one-year limited warranty on our Internet connectivity products. In addition, we provide end users of our Web sites a free 30-day trial period after which time end users can cancel at no cost. We permit end users to return our Internet connectivity equipment, Timbuktu Pro software and Web sites for replacement or refund of the full purchase price if the products do not perform as warranted. If a substantial portion of our cus-tomers return our products for replacement or refund, we will lose revenue and our business could be seriously damaged.

Our Products Are Complex And May Contain Undetected Or Unresolved Defects

  Our products are complex and may contain undetected or unresolved defects when first introduced or as new versions are released. We cannot assure you that, despite our testing, defects will not be found in new products or new versions of products following commercial release. If our products do contain undetected or unresolved defects, we may lose market share, experience delays in or losses of market acceptance or be required to issue a product recall. In addition, we would be at risk of product liability litigation for financial or other damages to our customers because of defects in our products. Although we attempt to limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions, we cannot assure you that such limitations of liability will be legally enforceable.

Our Business Could Be Adversely Affected By Problems Associated With The Year
2000

  The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Based on our testing, we believe that our inter-nally developed systems and technology (including our financial, order entry, inventory, shipping and customer database systems) are Year 2000 compliant. Nevertheless, our information technology systems could be substantially im-paired or cease to operate due to Year 2000 problems. In addition, products currently under development are being designed to be Year 2000 compliant. We are in the process of developing our contingency plans and plan to have these plans in place by September 1999. We expect our contingency plans to include, among other things, manual "work-arounds" for software and hardware failures, as well as substitution of systems, if necessary. We cannot assure you that our Year 2000 compliance program will be completed on a timely ba-sis. In ad-dition, we cannot assure you that there will not be an interruption of opera-tions or other limitations of system functionality or that we will not incur substantial costs to avoid such limitations. Any failure to effectively moni-tor, implement or improve our internal support systems could seriously harm our business.

  Additionally, we rely on information technology supplied by third parties, and many of our customers, vendors, strategic partners and suppliers are also heavily dependent on information technology systems and on their own third party information technology. We are in the process of identifying and prioritizing critical third-party vendors, strategic partners and suppliers of non-information related products and services concerning their plans and pro-gress in addressing the Year 2000 issues. Year 2000 problems experienced by any of these third parties could seriously harm our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 prob-lem.

  Many of our customers and potential customers have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. We will experience fewer sales if potential customers who might otherwise purchase our products and services delay such purchases and implementations until after January 1, 2000 in an ef-fort to stabilize their internal computer systems, to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 problems. If our customers and potential customers delay purchasing or implementing our products and services in preparation for the Year 2000 problem, our business would be seriously harmed.

  We cannot guarantee that any of our customers, suppliers or partners will be Year 2000 compliant in a timely manner, or that their failure to become Year 2000 compliant will not cause significant disruptions to our business or the perceived performance of our products. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, the costs related to Year 2000 compliance, which thus far have not been material, could ultimately be significant. See "Management's Discussion and Analysis of Finan-cial Condition and Results of Operations-- Year 2000 Readiness Disclosure."

Substantial Sales Of Our Common Stock By Our Large Stockholders Could Cause Our Stock Price To Fall

  We have a limited number of stockholders that hold a large portion of our common stock. To the extent our large stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall.

Our Industry May Become Subject To Changes In Tariffs And Regulations

  Our industry and industries that our business depends on may be affected by changes in tariffs and regulations. For example, we depend on telecommunica-tions service providers for sales of our DSL Internet connectivity products, and companies in the telecommunications industry must comply with numerous regulations and pay numerous tariffs. If our industry or industries that we depend on become subject to increases in tariffs and regulations that lead to corresponding increases in the cost of doing our business or doing business with us, our revenues could decline. For example, if a regulatory agency im-posed restrictions on DSL service that were not also imposed on other forms of high-speed Internet access, our business could be harmed.

Our California Facilities Are Located Near Major Earthquake Fault Lines

  Our California facilities are located near major earthquake fault lines. If there is a major earthquake in the region, our business could be seriously harmed.

We Have Broad Discretion To Use The Offering Proceeds, And How We Invest Those Proceeds May Not Yield A Favorable Return

  The majority of the net proceeds of this offering are not allocated for spe-cific uses. Our management will retain broad discretion to allocate a substan-tial portion of the net proceeds from this offering to uses that the stock-holders may not deem as desirable. We cannot assure you that these proceeds can or will yield a significant return.

We May Find It Difficult To Raise Needed Capital In The Future, Which Could Significantly Harm Our Business

  We may require substantial capital to finance our future growth and fund our ongoing research and development activities beyond 1999. Our capital requirements will depend on many factors, including:

  . Acceptance of and demand for our products;

  . The number and timing of acquisitions;

  . The costs of developing new products;

  . The costs associated with our expansion; and

  . The extent to which we invest in new technology and research and development projects.

  To the extent that the proceeds of this offering, our existing sources of cash and cash flow from operations, if any, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in Netopia would be reduced. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Our Stock Price May Be Volatile, Which May Result In Substantial Losses For Our Stockholders

  The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

  . Variations in our quarterly operating results;

  . Changes in securities analysts' estimates of our financial performance;

  . Changes in market valuations of similar companies;

  . Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . Losses of major customers or the failure to complete significant licensing transactions;

  . Additions or departures of key personnel; and

  . Fluctuations in the stock market price and volume, which are particularly common among highly volatile securities of companies in our industry.

We Are At Risk Of Securities Class Action Litigation Due To The Expected Vola-tility Of Our Stock Price

  In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

A Third Party May Have Difficulty Acquiring Us, Even If Doing So Would Be Ben-eficial To Our Stockholders

  Provisions of our Amended and Restated Certificate of Incorporation, our By-laws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

                                Use of Proceeds

  The net proceeds we expect to receive from the sale of 2,300,000 shares of our common stock in this offering are estimated to be $48.9 million ($56.3 million if the underwriters exercise their over-allotment option in full), at an assumed offering price of $22.75 per share and after deducting estimated offering expenses of $675,000 and underwriting discounts and commissions payable by us.

  We expect to use the net proceeds of this offering for general corporate purposes, including working capital. We may use a portion of the net proceeds to acquire businesses, products and technologies that are complementary to ours. We have no agreements or commitments with respect to any such acquisition. Pending such uses, the net proceeds of this offering will be invested in short term, investment grade, interest-bearing securities.

                          Price Range of Common Stock

  Since our initial public offering in June 1996, our common stock has been traded on the Nasdaq National Market under the symbol NTPA. The following table sets forth the range of quarterly high and low sale prices of our common stock on the Nasdaq National Market since the initial public offering.

                                        1999           1998           1997
                                   -------------- -------------- --------------
                                    High    Low    High    Low    High    Low
                                   ------- ------ ------- ------ ------- ------
Fourth fiscal quarter ended
 September 30....................       --     -- $11.500 $4.375 $ 7.125 $4.375
Third fiscal quarter ended June
 30..............................  $ 37.00 $8.250  10.875  5.625   5.375  3.938
Second fiscal quarter ended March
 31..............................    9.438  5.500   6.375  4.125   6.313  4.250
First fiscal quarter ended
 December 31.....................  $10.563 $3.938 $ 9.000 $5.000 $14.500 $6.375

  On July 1, 1999, the closing price of our common stock as reported on the Nasdaq National Market was $22.75 per share. As of June 30, 1999 there were approximately 144 holders of record of our 12,986,133 shares of outstanding common stock.

                                Dividend Policy

  We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

                                    Dilution

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering, and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 1999 was $39.3 million or approximately $3.11 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 2,300,000 shares of common stock offered by us in this offering at an assumed public offering price of $22.75 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 1999 would have been $88.2 million or approximately $5.90 per share. This represents an immediate increase in net tangible book value of $2.79 per share to existing stockholders and an immediate dilution in net tangible book value of $16.85 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

   Assumed public offering price per share....................         $22.75
     Net tangible book value per share as of March 31, 1999...  $ 3.11
     Increase per share attributable to new investors.........    2.79
                                                                ------
   Net tangible book value per share after the offering.......           5.90
                                                                       ------

   Dilution per share to new investors....                             $16.85
                                                                       ======

  The foregoing discussion and table excludes all options and warrants that were outstanding as of March 31, 1999. To the extent any of these options are exercised, there will be further dilution to investors.

                                 Capitalization

  The following table sets forth our capitalization as of March 31, 1999:

  . On an actual basis; and

  . On an as adjusted basis to reflect the sale of 2,300,000 shares of our common stock, offered hereby at an assumed offering price of $22.75 per share, and the receipt of the net proceeds therefrom, after deducting the estimated expenses, commissions and underwriting discounts payable by us as described in "Use of Proceeds" and "Dilution."

  When you read this capitalization table, it is important that you read it in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

                                                             March 31, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Long-term liabilities.................................... $    371   $     371
Stockholders' equity:
 Preferred stock: $0.001 par value; 5,000,000 shares
  authorized; none issued or outstanding actual or as
  adjusted...............................................       --          --
 Common stock: $0.001 par value; 25,000,000 shares
  authorized; 12,641,439 shares issued and outstanding at
  March 31, 1999; 14,941,439 shares issued and
  outstanding as adjusted (1)............................       13          15
Additional paid-in capital...............................   56,068     104,969
Accumulated deficit......................................  (14,061)    (14,061)
                                                          --------   ---------
    Total stockholders' equity...........................   42,020      90,923
                                                          --------   ---------
    Total capitalization................................. $ 42,391   $  91,294
                                                          ========   =========

-----------------
(1) Assumes no exercise of the underwriters' over-allotment option and excludes, as of June 30, 1999, (i) 4,023,851 shares of common stock issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $6.3759 per share and (ii) an aggregate of 306,662 shares available for future issuance under our 1996 Stock Option Plan and 322,181 shares available for future issuance under our Employee Stock Purchase Plan. New investors will be further diluted if any shares of common stock are issued upon exercise of currently outstanding options or other rights, are granted in the future or are reserved for future issuance under our stock plans. See "Capitalization," "Description of Capital Stock," "Dilution" and Note 6 of Notes to Consolidated Financial Statements.

                      Selected Consolidated Financial Data

  In the tables below, we provide you with our selected consolidated financial data. We have prepared this information using our consolidated financial statements for the six month periods ended March 31, 1999 and 1998, and the fiscal years ended September 30, 1998, 1997, 1996, 1995 and 1994. The consolidated financial statements for the fiscal years ended September 30, 1998, 1997, 1996, 1995 and 1994 have been audited by KPMG LLP, our independent auditors. The condensed consolidated financial statements for the six month periods ended March 31, 1999 and 1998 have not been audited. In our opinion, our unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information.

  When you read this selected financial data, it is important that you read it along with Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical consolidated financial statements and related notes included elsewhere in this prospectus.

                          Six months ended
                              March 31,           Fiscal years ended September 30,
                          ------------------  --------------------------------------------
                            1999      1998      1998     1997     1996     1995     1994
                          --------  --------  --------  -------  -------  -------  -------
                             (unaudited)
                                 (in thousands, except for per share amounts)
Revenues................  $ 18,458  $ 11,715  $ 24,836  $20,170  $16,718  $ 6,569  $ 5,310
Cost of revenues........     6,450     3,579     7,955    6,396    3,811      674      447
                          --------  --------  --------  -------  -------  -------  -------
 Gross profit...........    12,008     8,136    16,881   13,774   12,907    5,895    4,863
Operating expenses:
 Research and
  development...........     4,331     3,602     7,201    7,177    7,603    5,905    2,787
 Selling and marketing..     9,589     6,639    14,404   11,288    9,410    4,463    2,841
 General and
  administrative........     1,681     1,596     3,380    2,945    2,835    2,364    2,736
 Acquired in-process
  research and
  development (1).......     4,205        --        --       --       --       --       --
 Amortization of
  goodwill (2)..........       181        --        --       --       --       --       --
                          --------  --------  --------  -------  -------  -------  -------
  Total operating
   expenses.............    19,987    11,837    24,985   21,410   19,848   12,732    8,364
                          --------  --------  --------  -------  -------  -------  -------
 Operating loss.........    (7,979)   (3,701)   (8,104)  (7,636)  (6,941)  (6,837)  (3,501)
Other income, net.......     1,000     1,137     2,222    1,869    1,040      815      291
                          --------  --------  --------  -------  -------  -------  -------
 Loss from continuing
  operations before
  income taxes..........    (6,979)   (2,564)   (5,882)  (5,767)  (5,901)  (6,022)  (3,210)
Income tax provision
 (benefit) (3)..........        --      (915)    2,155   (2,217)  (4,619)  (2,732)  (1,856)
                          --------  --------  --------  -------  -------  -------  -------
 Loss from continuing
  operations............    (6,979)   (1,649)   (8,037)  (3,550)  (1,282)  (3,290)  (1,354)
Discontinued operations,
 net of taxes (4).......        --       251    (2,496)   3,021    4,983    5,796    3,541
                          --------  --------  --------  -------  -------  -------  -------
 Net income (loss)......  $ (6,979) $ (1,398) $(10,533) $  (529) $ 3,701  $ 2,506  $ 2,187
                          ========  ========  ========  =======  =======  =======  =======
Per share data,
 continuing operations:
 Basic and diluted loss
  per share.............  $  (0.56) $  (0.14) $  (0.69) $ (0.31) $ (0.13) $ (0.36) $    --
                          ========  ========  ========  =======  =======  =======  =======
 Shares used in the per
  share calculations....    12,386    11,567    11,687   11,335    9,890    9,148       --
                          ========  ========  ========  =======  =======  =======  =======
Per share data,
 discontinued
 operations:
 Basic income (loss) per
  share.................  $     --  $   0.02  $  (0.21) $  0.27  $  0.50  $  0.63  $    --
                          ========  ========  ========  =======  =======  =======  =======
 Diluted income (loss)
  per share.............  $     --  $   0.02  $  (0.21) $  0.24  $  0.46  $  0.61  $    --
                          ========  ========  ========  =======  =======  =======  =======
 Common shares used in
  the calculations of
  basic income per
  share.................        --    11,567    11,687   11,335    9,890    9,148       --
                          ========  ========  ========  =======  =======  =======  =======
 Common and common
  equivalent shares used
  in the calculations of
  diluted income per
  share.................        --    12,619    11,687   12,350   10,887    9,522       --
                          ========  ========  ========  =======  =======  =======  =======
Per share data, net
 income (loss):
 Basic net income (loss)
  per share.............  $  (0.56) $  (0.12) $  (0.90) $ (0.05) $  0.37  $  0.27  $    --
                          ========  ========  ========  =======  =======  =======  =======
 Diluted net income
  (loss) per share......  $  (0.56) $  (0.12) $  (0.90) $ (0.05) $  0.34  $  0.26  $    --
                          ========  ========  ========  =======  =======  =======  =======
 Common shares used in
  the calculations of
  basic net income
  (loss) per share......    12,386    11,567    11,687   11,335    9,890    9,148       --
                          ========  ========  ========  =======  =======  =======  =======
 Common and common
  equivalent shares used
  in the calculations of
  diluted net income
  (loss) per share......    12,386    11,567    11,687   11,335   10,887    9,522       --
                          ========  ========  ========  =======  =======  =======  =======

                                                  September 30,
                          March 31,  ---------------------------------------
                            1999      1998    1997    1996    1995    1994
                         ----------- ------- ------- ------- ------- -------
                         (unaudited)
Balance Sheet Data:                        (in thousands)
Cash, cash equivalents
 and short-term
 investments............   $31,952   $42,095 $41,636 $37,145 $17,643 $14,611
Working capital.........    32,933    38,152  49,979  49,469  21,755  19,569
Total assets............    52,501    56,292  61,001  61,618  33,872  29,289
Long-term liabilities...       371       260     361      46     218     689
Total stockholders'
 equity.................   $42,020   $44,801 $53,977 $53,143 $24,279 $21,644

-----------------
(1) As a result of our acquisitions of Serus and netOctopus in December 1998, we allocated a portion of the purchase price to in-process research and development. We allocated $3.9 million to in-process research and development related to the acquisition of Serus, and we allocated $400,000 to in-process research and development related to the acquisition of netOctopus.

(2) Amortization of goodwill represents the amounts we allocated to intangible assets related to our acquisitions of Serus and netOctopus. We are amortizing these intangible assets over four years.

(3) See Note 5 of Notes to Consolidated Financial Statements.

(4) In August 1998, we sold our LAN Division. The disposition has been accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30, and prior period consolidated financial statements have been restated to reflect the LAN Division's operations as a discontinued operation. See Note 2 of Notes to Consolidated Financial Statements.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

  The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  We provide Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost-effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. We offer high-speed, multi-user, plug-and-play Internet connectivity products and Web platforms for creating and hosting Web sites, creating and hosting electronic commerce stores, and conducting real-time Internet communications.

  We sell our products and related maintenance, support and other services through distributors, Internet service providers (ISPs), telecommunication service providers, value-added resellers (VARs) and directly to end users. Historically, a significant portion of our revenues has been generated by selling our products through two-tier distribution channels, and we expect this trend to continue.

  During the six months ended March 31, 1999 and 1998:

  . Revenues from two-tier distributors accounted for 43% and 46% of our total revenues, respectively;

  . Our three largest distributors, in total, accounted for 23% and 22% of our total revenues, respectively; and

  . Ingram Micro, a worldwide distributor of computer technology products and services, accounted for 10% and 12% of our total revenues, respectively. No other customers during the six months ended March 31, 1999 and 1998 accounted for 10% or more of our total revenues.

  During the fiscal years ended September 30, 1998, 1997 and 1996:

  . Revenues from two-tier distributors accounted for 45%, 43% and 37% of our total revenues, respectively;

  . Our three largest distributors, in total, accounted for 21%, 24% and 23% of our total revenues, respectively; and

  . Ingram Micro accounted for 12%, 14% and 12% of our total revenues, respectively. No other customers during the fiscal years ended September 30, 1998, 1997 and 1996 accounted for 10% or more of our total revenues.

  Historically, a significant portion of our revenues has been derived from customers outside of the United States, and we expect this trend to continue. International revenues accounted for:

  . 32% and 34% of our revenues for the six months ended March 31, 1999 and 1998, respectively; and

  . 33%, 27% and 20% of our revenues for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

  Our international revenues are currently denominated in United States dollars, and revenues generated by our international distributors are paid to us in United States dollars.

  Our revenues are derived from the sale of hardware and software products and include license revenues for our Web site server and Timbuktu Pro software, recurring revenues from our Web sites and E-stores and sales of our Internet connectivity products and fees for related services. We recognize revenue from the sale of our hardware products upon shipment. We recognize revenues from licenses of computer software provided that a firm purchase order has been received, the software and related documentation have been shipped, collection of the resulting receivable is deemed probable, and no other significant vendor obligations exist. We recognize maintenance and service revenues over the period in which the services are provided. Certain of our sales are made to customers under agreements permitting limited rights of return for stock balancing or with protection for future price decreases. We record revenue net of an estimated allowance for returns and price protection. Any product returns or price decreases in the future that exceed our allowances may seriously harm our business.

  We provide end users of our products with a 90-day limited warranty on single-user versions of our Timbuktu Pro software and a one-year limited warranty on our Internet connectivity products. We permit end users to return Timbuktu Pro and our Internet connectivity products for replacements or for refund of the full purchase price if the products do not perform as warranted. Our Web sites are provided on an "as is" basis, therefore we do not generally offer a warranty on this product. End users of our Web sites are offered a free 30-day evaluation period to evaluate the product prior to purchase and thereafter can discontinue their service at any time at no cost. In the past, we have not encountered material warranty claims. In the future, if warranty claims exceed our reserves for such claims, our business would be seriously harmed. Additionally, we attempt to further limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions. However, we cannot assure you that such limitations of liability will be legally enforceable.

  In our first fiscal quarter of 1999, we completed two acquisitions. In the first transaction, we purchased substantially all of the assets and assumed certain liabilities and the existing operations of Serus LLC, a Utah limited liability company (Serus). Serus is developing Java-based Web site editing software products that will allow Web site owners to modify and edit the appearance of their Web site through their Web browser with minimal knowledge of hypertext markup language (HTML). Upon completion of the development of such products, we intend to market the products both independently and along with our Web site and site server platform to allow users more flexibility in customizing their Web sites. In accordance with the Serus Asset Purchase Agreement, we acquired substantially all of the assets and assumed certain liabilities of Serus and its existing operations which included in-process research and development. In the second transaction, we purchased from Network Associates substantially all of the assets and assumed certain liabilities related to the netOctopus systems management software. The netOctopus software is a suite of administration tools under development that allows for simultaneous system support of multiple users across Mac OS computer networks. Upon completion of the development of the Windows versions of the netOctopus software products, we intend to market the products both independently and along with our Timbuktu Pro software. In accordance with the netOctopus Purchase Agreement, we acquired substantially all of the assets and assumed certain liabilities related to the netOctopus software and its existing operations, which included in-process research and development.

  We were founded in 1985 and initially focused on developing computer networking products for local area networks (LANs). In 1993, we re-focused our business strategy to concentrate on the Internet and Intranet markets through the utilization of our transmission control protocol/Internet protocol (TCP/IP), and routing expertise. In 1998, we sold the division of our company that continued to develop computer networking products for LANs. We refer to this division as the LAN

Division. In the financial statements and discussion to follow, the results of the LAN Division are presented in the sections titled "Discontinued Operations."

  In our fourth fiscal quarter of 1998, we sold our LAN Division through which we had developed and sold LAN products primarily for Apple computers. The sale of the LAN Division has been accounted for as a discontinued operation and prior period consolidated financial statements have been restated to reflect the discontinuation of the LAN Division. The LAN Division's operations, products and the market in which it competed were no longer considered core to our Internet business strategy. As a result, we sold the LAN Division's products, accounts receivable, inventory, property and equipment, intellectual property and other related assets, to Farallon Communications, an affiliate of Gores Technology Group, and a Delaware corporation. Farallon Communications also assumed certain accounts payable and other liabilities of the LAN Division.

Results of Operations

  The following table sets forth for the periods indicated, certain statement of operations data as well as such data expressed as a percentage of revenues.

                          Six months ended         Fiscal years ended
                              March 31,              September 30,
                          -------------------   ----------------------------
                            1999       1998       1998      1997      1996
                          --------   --------   --------   -------   -------
                             (unaudited)
                            (in thousands, and as a percentage of revenues)
Statement of operations
 data:
Revenues................  $ 18,458   $ 11,715   $ 24,836   $20,170   $16,718
Cost of revenues........     6,450      3,579      7,955     6,396     3,811
                          --------   --------   --------   -------   -------
 Gross profit...........    12,008      8,136     16,881    13,774    12,907
Operating expenses:
 Research and
  development...........     4,331      3,602      7,201     7,177     7,603
 Selling and marketing..     9,589      6,639     14,404    11,288     9,410
 General and
  administrative........     1,681      1,596      3,380     2,945     2,835
 Acquired in-process
  research and
  development...........     4,205         --         --        --        --
 Amortization of
  goodwill..............       181         --         --        --        --
                          --------   --------   --------   -------   -------
  Total operating
   expenses.............    19,987     11,837     24,985    21,410    19,848
                          --------   --------   --------   -------   -------
  Operating loss........    (7,979)    (3,701)    (8,104)   (7,636)   (6,941)
Other income, net.......     1,000      1,137      2,222     1,869     1,040
                          --------   --------   --------   -------   -------
 Loss from continuing
  operations before
  income taxes..........    (6,979)    (2,564)    (5,882)   (5,767)   (5,901)
Income tax provision
 (benefit)..............        --       (915)     2,155    (2,217)   (4,619)
                          --------   --------   --------   -------   -------
 Loss from continuing
  operations............    (6,979)    (1,649)    (8,037)   (3,550)   (1,282)
Discontinued operations:
 Income from
  discontinued
  operations, net of
  taxes.................        --        251        602     3,021     4,983
 Loss on sale of
  discontinued
  operations, net of
  taxes.................        --         --     (3,098)       --        --
                          --------   --------   --------   -------   -------
  Net income (loss).....  $ (6,979)  $ (1,398)  $(10,533)  $  (529)  $ 3,701
                          ========   ========   ========   =======   =======
As a percentage of
 revenues:
Revenues................     100.0%     100.0%     100.0%    100.0%    100.0%
Cost of revenues........      34.9       30.6       32.0      31.7      22.8
                          --------   --------   --------   -------   -------
 Gross profit...........      65.1       69.4       68.0      68.3      77.2
Operating expenses:
 Research and
  development...........      23.5       30.7       29.0      35.6      45.5
 Selling and marketing..      52.0       56.7       58.0      56.0      56.3
 General and
  administrative........       9.1       13.6       13.6      14.6      16.9
 Acquired in-process
  research and
  development...........      22.7         --         --        --        --
 Amortization of
  goodwill..............       1.0         --         --        --        --
                          --------   --------   --------   -------   -------
 Total operating
  expenses..............     108.3      101.0      100.6     106.2     118.7
                          --------   --------   --------   -------   -------
  Operating loss........     (43.2)     (31.6)     (32.6)    (37.9)    (41.5)
Other income, net.......       5.4        9.7        8.9       9.3       6.2
                          --------   --------   --------   -------   -------
 Loss from continuing
  operations before
  income taxes..........     (37.8)     (21.9)     (23.7)    (28.6)    (35.3)
Income tax provision
 (benefit)..............        --       (7.8)       8.7     (11.0)    (27.6)
                          --------   --------   --------   -------   -------
 Loss from continuing
  operations............     (37.8)     (14.1)     (32.4)    (17.6)     (7.7)
Discontinued operations:
 Income from
  discontinued
  operations, net of
  taxes.................        --        2.2        2.4      15.0      29.8
 Loss on sale of
  discontinued
  operations, net of
  taxes.................        --         --      (12.4)       --        --
                          --------   --------   --------   -------   -------
  Net income (loss).....     (37.8)%    (11.9)%    (42.4)%    (2.6)%    22.1%
                          ========   ========   ========   =======   =======

Six Months Ended March 31, 1999 and 1998

  Revenue. Our revenues increased 57.6% to $18.5 million in the six months ended March 31, 1999 from $11.7 million in the six months ended March 31, 1998. The increase was primarily due to increased sales of our Internet connectivity products, Web site and site server products and Timbuktu Pro software.

  . Revenue from our Internet connectivity products increased both domestically and internationally. Internet connectivity products revenue increased domestically primarily due to sales of our DSL Internet connectivity products, which were not available during the six months ended March 31, 1998. Internet connectivity products revenue increased internationally primarily due to increased sales of our integrated services digital network (ISDN) Internet router primarily as a result of our relationship with France Telecom's Internet service (Wanadoo), and Telecom Italia's Internet service (TIN). These increases were partially offset by continued price competition. We expect that our Internet connectivity products may experience increasing price competition from both domestic and foreign manufacturers of similar products as well as competition from alternative technologies. Increased price or technology competition could seriously harm our business.

  . Revenue from our Web site and site server products increased primarily due to licensing of the site server. The sale of our Web site and site server products is dependent upon our ability to leverage these products to generate revenue streams from the licensing of the technology to future customers and partners and accounts based on monthly service. These products have existed for only a limited period of time, and, as a result, are relatively unproven. Growth in revenues from our Web site and site server products will be heavily dependent on recurring revenue from Web sites created by licensees. Our failure to retain these customers or our inability to attract new customers or licensees would seriously harm our business.

  . Revenue from our Timbuktu Pro software increased primarily due to increased volume license sales of the Windows version of Timbuktu Pro and volume license sales of netOctopus software which we acquired from Network Associates in December 1998. This increase was partially offset by decreased sales of the Mac OS version of Timbuktu Pro software. We expect revenue from the Mac OS version of Timbuktu Pro to continue to decline in absolute dollars and as a percent of revenue.

  International revenues accounted for 32% and 34% of our total revenues for the six months ended March 31, 1999 and 1998, respectively. International revenues declined as a percentage of total revenues primarily due to increasing sales of our Internet connectivity and Web platform products in the United States. The following table provides a breakdown of revenue by region expressed as a percentage of total revenues for the periods presented.

                                                           Six months ended
                                                               March 31,
                                                           ----------------
                                                             1999       1998
                                                           --------   --------
   Europe.................................................       26%        25%
   Pacific Rim............................................        3          6
   Other..................................................        3          3
                                                           --------   --------
    Subtotal international revenues.......................       32         34
   United States..........................................       68         66
                                                           --------   --------
     Total revenues.......................................      100%       100%
                                                           ========   ========

  Although our international revenues decreased as a percent of total revenues, international revenue increased 50.9% to $5.9 million in the six months ended March 31, 1999 from $3.9 million in the six months ended March 31, 1998. International revenue increased primarily due to increased sales of our integrated services digital network Internet router as a result of our relationships with Wanadoo and TIN, and was partially offset by decreased sales of the Mac OS version of Timbuktu Pro software.

  Gross Margin. Our total gross margin decreased to 65.1% in the six months ended March 31, 1999 from 69.4% in the six months ended March 31, 1998. The decrease is primarily due to:

  . Increased sales of our Internet connectivity products, which have a lower gross margin than our Web platform products; and

  . Declining average selling prices as a result of price competition.

  These decreases were partially offset by an increased proportion of volume and server license sales of our Web platform products. In the past, our gross margin has varied significantly and will likely vary significantly in the future. Our gross margins depend primarily on:

  . The mix of hardware and software products sold;

  . Pricing strategies;

  . Royalties paid to third parties;

  . Standard cost changes;

  . New versions of existing products; and

  . External market factors, including, but not limited to, price competition.

  Our Web platform products have a higher average gross margin than our Internet connectivity products. Accordingly, to the extent we sell more Internet connectivity products than Web platform products, our gross margins would be lower.

  Research and Development. Our research and development expenses increased 20.2% to $4.3 million for the six months ended March 31, 1999 from $3.6 million for the six months ended March 31, 1998. Research and development expenses increased primarily due to:

  . Increased employee and development related expenses as a result of our acquisitions of Serus and netOctopus in December 1998; and

  . Increased development expenses related to our Internet connectivity products.

  These increases were partially offset by reduced software localization expenses. Research and development expenses represented 23.5% and 30.7% of total revenues for the six months ended March 31, 1999 and 1998, respectively. We expect to continue to devote substantial resources to product and technological development and therefore, research and development costs may increase in absolute dollars in fiscal 1999 compared to fiscal 1998. Historically, we have believed that our process for developing software is essentially completed concurrently with the establishment of technological feasibility, and we have not capitalized any internal software development costs to date. However, during the six months ended March 31, 1999, we capitalized $288,000 of product development costs incurred subsequent to the delivery of a working model, under a development agreement with third parties.

  Selling and Marketing. Our selling and marketing expenses increased 44.4% to $9.6 million for the six months ended March 31, 1999 from $6.6 million for the six months ended March 31, 1998. Selling and marketing expenses increased primarily due to:

  . Increased advertising, promotional and distribution channel development expenses; and

  . Increased headcount and other employee related expenses as a result of our acquisitions in December 1998 of Serus and netOctopus.

  Selling and marketing expenses represented 52.0% and 56.7% of our total revenues for the six months ended March 31, 1999 and 1998, respectively. We believe that our selling and marketing expenses may increase in absolute dollars in fiscal 1999 as a result of increased advertising and promotion campaigns related to the launch of our electronic commerce enabled version of our Web site platform and the first commercial launch of the product acquired from Serus as well as expansion of our Timbuktu Pro and Web site telesales staff.

  General and Administrative. Our general and administrative expenses increased 5.3% to $1.7 million for the six months ended March 31, 1999 from $1.6 million for the six months ended March 31, 1998. General and administrative expenses increased primarily due to increased employee related expenses. General and administrative expenses represented 9.1% and 13.6% of total revenues for the six months ended March 31, 1999 and 1998, respectively.

  Acquired In-Process Research and Development. On December 17, 1998, we closed a transaction to purchase substantially all of the assets and assume certain liabilities and the existing operations of Serus. We are continuing Serus's development of a Java-based Web site editing software product which would allow Web site owners to modify and edit the appearance of their Web site through their Web browser with minimal knowledge of hypertext markup language (HTML). Upon completion of the development of such products, we intend to market the products both independently and along with our Web site and site server platform to allow users more flexibility in customizing their Web sites. In accordance with the Serus asset purchase agreement, we acquired substantially all of the assets and assumed certain liabilities of Serus and its existing operations which included in-process research and development. The maximum aggregate purchase price of the Serus transaction is approximately $7.0 million including:

  . $3.0 million of cash paid on the closing date of the transaction;

  . 409,556 shares of our common stock issued on the closing date; and

  . A $1.0 million earnout opportunity based upon certain criteria as set forth in the Serus asset purchase agreement.

  The excess purchase price over the net book value acquired was $6.0 million, of which, based upon estimates we prepared in conjunction with a third party valuation consultant, $3.9 million was allocated to acquired in-process research and development and $2.1 million was allocated to intangible assets. The amounts allocated to intangible assets include assembled workforces of $100,000 and goodwill of $2.0 million. The income approach was used to appraise the value of the business and projects acquired. This method takes into consideration the stage of completion of the project and estimates related to expected future revenues, expenses and cash flows which are then discounted back to present day amounts. Based upon these estimates, material net cash flows from the acquired business are expected to occur during the calendar year 2001. These cash flows were discounted using a discount rate of 44.0%. Based upon the expenses incurred, the development time invested in the product prior to the acquisition, and the estimated expenses and development time to complete the product, we determined the product to be approximately 85% complete at the time of acquisition. We expect to complete development of the product in the summer of 1999 and to incur approximately $400,000 of development expenses from the date of acquisition to completion of development. The $1.0 million earnout opportunity described above shall be accounted for when we believe that it is probable that the earnout will be earned. We are amortizing the goodwill related to the Serus transaction over the next four years. During the six months ended March 31, 1999, goodwill amortization related to the Serus transaction was $133,000. Any significant delay in the completion of the development of the product would cause us to incur additional unplanned development expenses as well as the loss of, or deferral of, customer purchases either of which could seriously harm our business.

  On December 31, 1998, we closed a transaction to purchase from Network Associates substantially all of the assets and assume certain liabilities related to the netOctopus systems management software. The netOctopus software is a suite of administration tools under development that allows for simultaneous system support of multiple users across Mac OS computer networks. Upon completion of the development of the Windows versions of the netOctopus software products, we intend to market the products both independently and along with our Timbuktu Pro enterprise software. In accordance with the netOctopus purchase agreement, we acquired substantially all of the assets and assumed certain liabilities related to the netOctopus software and its existing operations which included in-process research and development. The maximum aggregate purchase price of the netOctopus transaction was $1.1 million of cash paid on the closing date of the transaction. In addition, there is a $300,000 earnout opportunity based upon certain criteria as set forth in the netOctopus purchase agreement. The excess purchase price over the net book value acquired was $1.1 million, of which, based upon estimates we prepared in conjunction with a third party valuation consultant, $400,000 was allocated to acquired in-process research and development and $700,000 was allocated to intangible assets. The amounts allocated to intangible assets include assembled workforces of $60,000, developed technology of $540,000 and goodwill of $100,000. The income approach was used to appraise the value of the business and projects acquired. This method takes into consideration the stage of completion of the project and estimates related to expected future revenues, expenses and cash flows which are then discounted back to present day amounts. Based upon these estimates, material net cash flows from the acquired business are expected to occur during the calendar year 2000. These cash flows were discounted using a discount rate of 25.0%. Based upon the expenses incurred, the development time invested in the product prior to the acquisition, and the estimated expenses and development time to complete the product, we determined the product to be approximately 70% complete at the time of acquisition. We expect to complete development of the product during our fourth fiscal quarter and to incur approximately $175,000 of development expenses from the date of acquisition to completion of development. The $300,000 earnout opportunity above shall be accounted for when we believe it is probable that the earnout will be earned. We are amortizing the goodwill related to the netOctopus transaction over the next four years. During the six months ended March 31, 1999, goodwill amortization related to the netOctopus transaction was $48,000. Any significant delay in the completion of the development of the product would cause us to incur additional unplanned development expenses as well as the loss of or deferral of customer purchases, either of which could seriously harm our business.

  We believe we followed recent guidance disseminated by the SEC in our valuation of the assets acquired and liabilities assumed and, in particular, in the valuation of in-process research and development. However, in the event that it is determined that we did not properly value such assets and liabilities, we may have to re-state the charges to operations taken in connection with such transactions.

  Amortization of Goodwill. Amortization of goodwill represents the amortization of such amounts allocated to intangible assets related to our acquisitions of Serus and netOctopus, both of which were completed in December 1998. The amount allocated to intangible assets related to the

Serus transaction was $2.1 million and the amount allocated to intangible assets related to the netOctopus transaction was $700,000. We are amortizing the intangible assets related to these transactions over four years.

  Other Income, Net. Other income, net, primarily represents interest we earn on our cash, cash equivalents and short-term investments. Other income, net, decreased 12.0% to $1.0 million for the six months ended March 31, 1999 from $1.1 million for the six months ended March 31, 1998. The decrease is primarily due to the cash used for the acquisitions of Serus and netOctopus and for operating activities. We expect interest income to decrease in absolute dollars and as a percentage of revenues primarily due to the cash used for operating activities.

  Income Tax Benefit. We did not record an income tax benefit during the six months ended March 31, 1999 primarily due to continued substantial uncertainty regarding our ability to realize our tax assets. The tax benefit recorded in the six months ended March 31, 1998 was primarily related to our net operating loss in such period. The effective tax rate was 36% for the six months ended March 31, 1998. This rate differed from the statutory rate primarily due to state income taxes, investment income from tax advantaged investments, and the utilization of research and experimentation tax credits.

  Discontinued Operations. In the fourth quarter of fiscal 1998, we sold our LAN Division through which we had developed and sold LAN products primarily for Apple computers. The sale of the LAN Division has been accounted for as a discontinued operation and prior period consolidated financial statements have been restated to reflect the discontinuation of the LAN Division. Income from discontinued operations of $251,000 during the six months ended March 31, 1998 represents the operating income, net of taxes of the discontinued operations.

  The LAN Division's operations, products and the market in which it competed were no longer considered core to our Internet business strategy. As a result, we sold the LAN Division's products, accounts receivable, inventory, property and equipment, intellectual property and other related assets, to Farallon Communications, or Farallon, an affiliate of Gores Technology Group, or Gores. Farallon also assumed certain accounts payable and other liabilities of the LAN Division. In connection with the sale, we received consideration aggregating $4.9 million, including:

  . 2.0 million of cash;

  . Royalties on Farallon's revenues for a period of five years to the extent that Farallon achieves revenues from the sale of its LAN products of at least $15.0 million per year;

  . A two year $1.0 million promissory note from Farallon, guaranteed by Gores; and

  . A warrant to purchase up to 5% of the equity of Farallon.

  There can be no assurance that the business of Farallon will be sufficiently successful to allow us to realize the value of the receivables, note and warrant described above. See "Risk Factors -- The Proceeds We Expect To Receive For The Sale Of Our LAN Division Could Be Affected By Its Future Performance Under The New Owner."

Fiscal Years Ended September 30, 1998, 1997 and 1996

  Revenues. Our revenues increased 23.1% to $24.8 million in fiscal 1998 from $20.2 million in fiscal 1997, which increased 20.6% from $16.7 million in fiscal 1996.

  The increase in fiscal 1998 was primarily due to:

  . Increased sales of the Windows version of Timbuktu Pro software, particularly volume site licenses; and

  . Increased sales of our integrated services digital network (ISDN)
    Internet router internationally, primarily as a result of our relationship with Wanadoo and increased sales of our frame relay Internet router in North America which was not available during the entire 1997 fiscal year.

  These increases were partially offset by decreased sales of the Mac OS version of Timbuktu Pro software and price competition related to our integrated services digital network Internet router in North America.

  The increase in fiscal 1997 was primarily due to:

  . Increased sales of our integrated services digital network Internet router internationally, which was introduced in the fourth quarter of fiscal 1996;

  . The fiscal 1997 first quarter introduction of our plain old telephone system (POTS) enabled integrated services digital network Internet router in North America;

  . A greater number of regional Internet service providers selling our Internet connectivity products; and

  . Increased sales of the Windows version of Timbuktu Pro software.

  These increases were partially offset by decreased sales of the Mac OS version of Timbuktu Pro software, decreased revenue from patent licenses and price competition related to integrated services digital network Internet routers in North America.

  During fiscal years 1998 and 1997, revenues from the Mac OS version of Timbuktu Pro software were adversely affected by declining sales of Mac OS computers, Apple's loss of market share and the reduction in sales of Macintosh clone computers due to the elimination of a number of cloning licenses issued by Apple. Also during fiscal years 1998 and 1997, our Internet connectivity products, particularly our integrated services digital network Internet router, had experienced increasing price competition from both domestic and foreign manufacturers of similar products as well as competition from newer technologies such as DSL and cable Internet connectivity products. During fiscal 1999, we expect revenue from the Mac OS version of Timbuktu Pro software to continue to decline in absolute dollars and as a percent of revenue, and we expect continued price competition related to our Internet connectivity products.

  International revenues increased 47.6% to $8.2 million in fiscal 1998 from $5.5 million in fiscal 1997, which increased 67.4% from $3.3 million in fiscal 1996. The increase in fiscal 1998 is primarily due to increased sales of our Internet connectivity products, particularly our integrated services digital network Internet router as a result of the Wanadoo service. The increase in fiscal 1997 was primarily due to increased sales of our integrated services digital network Internet router, which was introduced internationally in the fourth quarter of fiscal 1996. The following table provides a breakdown of revenue by region expressed as a percentage of total revenues for the periods presented:

                                                                Fiscal years
                                                                   ended
                                                               September 30,
                                                               ----------------
                                                               1998  1997  1996
                                                               ----  ----  ----
   Europe.....................................................  25%   19%   11%
   Pacific Rim................................................   5     5     7
   Other......................................................   3     3     2
                                                               ---   ---   ---
     Subtotal international revenues..........................  33    27    20
   United States..............................................  67    73    80
                                                               ---   ---   ---
     Total revenues........................................... 100%  100%  100%
                                                               ===   ===   ===

  Gross Margin. Our total gross margin decreased to 68.0% in fiscal 1998 from 68.3% in fiscal 1997, which decreased from 77.2% in fiscal 1996.

  The decrease in fiscal 1998 was primarily due to the write-down of our single-user integrated services digital network modem inventory which totaled approximately $200,000. This write-down is a result of the shift in our strategic focus to provide multi-user Internet connectivity products rather than single-user Internet connectivity products.

  The decrease in fiscal 1997 was primarily due to increased sales of our Internet connectivity products which have a lower gross margin than our software products and decreased revenue from the licensing of our patent covering cross-platform screen sharing.

  In the past, our gross margin has varied significantly and will likely vary significantly in the future. Our gross margins depend primarily on:

  . The mix of hardware and software products sold;

  . Pricing strategies;

  . Royalties paid to third parties;

  . Standard cost changes;

  . New versions of existing products; and

  . External market factors, including, but not limited to, price competition.

  Our Web platform products have a higher average gross margin than our Internet connectivity products. Accordingly, to the extent we sell more Internet connectivity products than our Web platform products, our gross margins will be lower.

  Research and Development. Our research and development expenses were $7.2 million for fiscal 1998 and fiscal 1997, which decreased 5.6% from $7.6 million in fiscal 1996. Although our research and development expenses remained unchanged between fiscal 1998 and fiscal 1997, third party contractor expenses increased but were offset by reduced product localization expenses.

  The decrease in fiscal 1997 was primarily due to:

  . Decreased product design, prototyping and regulatory compliance related expenses; and

  . Reduced incentives, recruiting, travel and contractor expenses.

  These decreases were partially offset by increased product localization expenses. Research and development expenses represented 29.0%, 35.6% and 45.5% of total revenues for the fiscal years ended September 30, 1998, 1997 and 1996, respectively. We expect to continue to devote substantial resources to product and technological development, and research and development costs may increase in absolute dollars in fiscal 1999 compared to fiscal 1998. During the fiscal year ended September 30, 1998, we capitalized $237,000 of product development costs incurred subsequent to the delivery of a working model, under a development agreement with third parties.

  Selling and Marketing. Our selling and marketing expenses increased 27.6% to $14.4 million in fiscal 1998 from $11.3 million in fiscal 1997, which increased 20.0% from $9.4 million in fiscal 1996. The increase in fiscal 1998 was primarily due to increased headcount and increased advertising, promotional and distribution channel development expenses related to the introduction of new products. The increase in fiscal 1997 was primarily due to increased headcount and related expenses.

  Selling and marketing expenses represented 58.0%, 56.0% and 56.3% of total revenues for the fiscal years ended September 30, 1998, 1997 and 1996, respectively. We believe that our selling and marketing expenses may increase in absolute dollars in fiscal 1999 compared to fiscal 1998 as a result of increased advertising and promotion campaigns related to the launch of our electronic commerce enabled version of our Web site platform and the first commercial launch of the product acquired from Serus as well as expansion of our Timbuktu Pro and Web site telesales staff.

  General and Administrative. Our general and administrative expenses increased 14.8% to $3.4 million in fiscal 1998 from $2.9 million in fiscal 1997, which increased 0.4% from $2.8 million in fiscal 1996. The increase in fiscal 1998 was primarily due to the increase in bad-debt expense and increased facility related costs, partially offset by decreased use of information systems contractors. The increase in fiscal 1997 was primarily due to increased legal, accounting and insurance fees related to being a public company, partially offset by reduced consulting and employee-related expenses. General and administrative expenses represented 13.6%, 14.6% and 16.9% of total revenues for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

  Other Income, Net. Other income, net, primarily represents interest we earn on our cash, cash equivalents and short-term investments. Other income, net, increased 18.9% to $2.2 million in fiscal 1998 from $1.9 million in fiscal 1997, which increased 79.7% from $1.0 million in fiscal 1996. Other income, net, increased in fiscal 1998 primarily due to moving our short-term investments to non-tax advantaged investments from tax advantaged investments. The increase in fiscal 1997 was primarily due to the interest earned on the cash raised from our initial public offering in June 1996, which was invested during the entire fiscal year of 1997.

  Provision for Income Taxes. Income tax expense related to our continuing operations was $2.2 million in fiscal 1998 compared to income tax benefits of $2.2 million and $4.6 million in fiscal years 1997 and 1996, respectively. Tax expense in fiscal 1998 was primarily related to the establishment of a valuation allowance against $2.9 million of deferred tax assets as of the beginning of the year and an additional valuation allowance of $2.6 million primarily against net operating losses generated in the current year. The tax benefit recorded in fiscal 1997 was primarily related to our net operating loss in such year and the tax benefit in fiscal 1996 was primarily related to our net operating loss in such year and the reversal of a previously recognized valuation allowance. Excluding the impact of changes in the valuation allowance against deferred tax assets, our effective tax rate differs from the statutory rate primarily due to research tax credits and tax exempt interest income. See
Note 5 of Notes to Consolidated Financial Statements.

  At September 30, 1998, we believed that based upon available objective evidence, there was sufficient uncertainty regarding our ability to realize our tax assets to warrant a full valuation allowance. The factors considered included:

  . The relatively shorter life cycles in the high technology industry;

  . The uncertainty of longer-term taxable income estimates related thereto;
    and

  . The sale of the historically profitable LAN Division.

  At September 30, 1997, we believed that based upon the then available objective evidence, there was sufficient uncertainty regarding our ability to realize certain of our tax assets to warrant a partial valuation allowance, primarily related to our expected ability to realize research credit carryforwards. The factors we considered included:

  . The relatively shorter product life cycles in the high technology industry;

  . The uncertainty of longer-term taxable income estimates related thereto;
    and

  . The limits on the carryback potential for realizing deferred tax assets.

  During fiscal 1996, we believed that, due to the demonstrated market acceptance of our new products, the uncertainty regarding our ability to realize our deferred tax assets had diminished to the point where it was more likely than not that the deferred tax assets would be realized.

  Discontinued Operations. In the fourth quarter of fiscal 1998, we sold our LAN Division through which we had developed and sold LAN products primarily for Apple computers. The sale of the LAN Division has been accounted for as a discontinued operation and prior period consolidated financial statements have been restated to reflect the discontinuation of the LAN Division. Income from discontinued operations of $602,000, $3.0 million and $5.0 million in fiscal years ended September 30, 1998, 1997 and 1996, respectively, represents the operating income, net of taxes, of the discontinued operations.

  The net book value of the LAN Division approximated the fair value of the consideration received. Accordingly, the loss on sale of discontinued operations of $3.1 million in the fiscal year ended September 30, 1998, primarily represents costs and transaction expenses incurred and accrued as a result of the sale of the LAN Division. Such expenses are directly attributable to the sale transaction and were primarily related to projected costs of abandoned facilities, investment advisory, legal and accounting fees and certain expenses related to employees of the LAN Division. See "Risk Factors -- The Proceeds We Expect To Receive For The Sale Of Our LAN Division Could Be Affected By Its Future Performance Under The New Owner."

Quarterly Results

  The following table sets forth certain unaudited selected quarterly results of operations data for the six quarters ended March 31, 1999 as well as such data expressed as a percentage of our revenues. This data has been derived from our unaudited condensed consolidated financial statements that, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. It is important that when you read this information you also read our annual audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

                                           Three months ended
                          --------------------------------------------------------------
                          Mar. 31,   Dec. 31,   Sep. 30,   Jun. 30,  Mar. 31,   Dec. 31,
                            1999       1998       1998       1998      1998       1997
                          --------   --------   --------   --------  --------   --------
                             (in thousands, and as a percentage of revenues)
Statement of operations:
Revenues................  $10,535    $ 7,923    $ 6,355    $ 6,766   $ 6,252    $ 5,463
Cost of revenues........    3,644      2,806      2,392      1,984     1,858      1,721
                          -------    -------    -------    -------   -------    -------
 Gross profit...........    6,891      5,117      3,963      4,782     4,394      3,742
Operating expenses
 Research and
  development...........    2,346      1,985      1,940      1,659     1,711      1,891
 Selling and marketing..    4,828      4,761      4,397      3,368     3,113      3,526
 General and
  administrative........      899        782        961        823       805        791
 Acquired in-process
  research and
  development...........       --      4,205         --         --        --         --
 Amortization of
  goodwill..............      181         --         --         --        --         --
                          -------    -------    -------    -------   -------    -------
  Total operating
   expenses.............    8,254     11,733      7,298      5,850     5,629      6,208
                          -------    -------    -------    -------   -------    -------
  Operating loss........   (1,363)    (6,616)    (3,335)    (1,068)   (1,235)    (2,466)
Other income, net.......      430        570        559        526       564        573
                          -------    -------    -------    -------   -------    -------
 Loss from continuing
  operations before
  income taxes, net.....     (933)    (6,046)    (2,776)      (542)     (671)    (1,893)
Income tax expense
 (benefit)..............       --         --      3,282       (212)     (241)      (674)
                          -------    -------    -------    -------   -------    -------
 Loss from continuing
  operations............     (933)    (6,046)    (6,058)      (330)     (430)    (1,219)
Discontinued operations,
 net of taxes...........       --         --     (3,081)       334        87        164
                          -------    -------    -------    -------   -------    -------
 Net income (loss)......  $  (933)   $(6,046)   $(9,139)   $     4   $  (343)   $(1,055)
                          =======    =======    =======    =======   =======    =======
As a percentage of
 revenues:
Revenues................    100.0%     100.0%     100.0%     100.0%    100.0%     100.0%
Cost of revenues........     34.6       35.4       37.6       29.3      29.7       31.5
                          -------    -------    -------    -------   -------    -------
 Gross profit...........     65.4       64.6       62.4       70.7      70.3       68.5
Operating expenses
 Research and
  development...........     22.3       25.0       30.6       24.5      27.4       34.6
 Selling and marketing..     45.8       60.1       69.2       49.8      49.8       64.5
 General and
  administrative........      8.5        9.9       15.1       12.2      12.9       14.5
 Acquired in-process
  research and
  development...........       --       53.1         --         --        --         --
 Amortization of
  goodwill..............      1.7         --         --         --        --         --
                          -------    -------    -------    -------   -------    -------
  Total operating
   expenses.............     78.3      148.1      114.9       86.5      90.1      113.6
                          -------    -------    -------    -------   -------    -------
  Operating loss........    (12.9)     (83.5)     (52.5)     (15.8)    (19.8)     (45.1)
Other income, net.......      4.0        7.2        8.8        7.8       9.0       10.4
                          -------    -------    -------    -------   -------    -------
 Loss from continuing
  operations before
  income taxes, net.....     (8.9)     (76.3)     (43.7)      (8.0)    (10.8)     (34.7)
Income tax expense
 (benefit)..............       --         --       51.6       (3.1)     (3.9)     (12.4)
                          -------    -------    -------    -------   -------    -------
 Loss from continuing
  operations............     (8.9)     (76.3)     (95.3)      (4.9)     (6.9)     (22.3)
Discontinued operations,
 net of taxes...........       --         --      (48.5)      (4.9)      1.4        3.0
                          -------    -------    -------    -------   -------    -------
 Net income (loss)......     (8.9)%    (76.3)%   (143.8)%      0.0%     (5.5)%    (19.3)%
                          =======    =======    =======    =======   =======    =======

  Our operating results for any given quarter or series of quarters are not necessarily indicative of our results for any future period. The following is a summary of significant factors which have occurred in our recent quarterly results.

  In the three months ended March 31, 1999:

  . Our revenues increased from the prior quarter primarily due to increased sales of our Internet connectivity products, particularly our DSL Internet connectivity products, as well as increased sales of our Windows version of Timbuktu Pro software;

  . We began amortizing the intangible assets related to our acquisitions of Serus and netOctopus; and

  . Our research and development and sales and marketing expenses increased from the prior quarter primarily due to the addition of the Serus and netOctopus employees and related operating activities we acquired in December 1998.

  In the three months ended December 31, 1998:

  . Our revenues increased from the prior quarter primarily due to increased sales of our Internet connectivity products, particularly our DSL Internet connectivity products which were not available until the latter half of the three months ended September 30, 1998 as well as increased sales of our Web platform;

  . Our gross margins increased from the prior quarter primarily due to a special charge taken in the prior quarter related to our single user modem products; and

  . Our operating expenses increased from the prior quarter primarily due to the amounts we allocated to in-process research and development related to our acquisitions of Serus and netOctopus.

  In the three months ended September 30, 1998:

  . Our gross margins decreased from the prior quarter primarily due to a special charge taken related to our single-user modem products and a greater proportion of our revenue coming from sales of lower margin Internet connectivity products;

  . Our income tax expense increased from the prior quarter primarily due to the establishment of a valuation allowance against deferred tax assets as of the beginning of fiscal 1998 and an additional valuation allowance related primarily to net operating losses generated in the prior three quarters of fiscal 1998;

  . Our operating expenses increased from the prior quarter primarily due to expenses related to our new positioning as an Internet-focused company as well as increased advertising and promotional expenses related to our Web site platform and DSL Internet connectivity products; and

  . We sold the LAN Division and accounted for the sale as a discontinued operation. The loss on the sale of discontinued operations primarily represents costs and transaction expenses incurred and accrued as a result of the sale of the LAN Division.

  In the three months ended June 30, 1998:

  . Our revenues increased from the prior quarter primarily due to increased license sales of our Web site and site server platform; and

  . Our selling and marketing expenses increased from the prior quarter primarily due to increased sales headcount and related expenses.

  In the three months ended March 31, 1998:

  . Our gross margins increased from the prior quarter primarily due to a greater proportion of revenue from higher margin Timbuktu Pro software.

Liquidity and Capital Resources

  We have funded our operations to date primarily through the private sale of preferred stock and the initial public offering of our common stock. Since inception, we have raised $19.4 million from the private sale of preferred stock prior to our initial public offering and approximately $24.8 million, net of offering expenses, from the sale of common stock in our initial public offering completed in June 1996. As of March 31, 1999, we had cash, cash equivalents and short-term investments representing 61% of total assets.

  Our operating activities used cash of $6.2 million and $966,000 for the six months ended March 31, 1999 and 1998, respectively. The cash used to support our operations in the six months ended March 31, 1999 was primarily due to supporting our operating activities as well as the increase in accounts receivable and the reduction of accounts payable and accrued liabilities related to the sale of the LAN Division. The cash used to support our operations in the six months ended March 31, 1998 was primarily due to the net loss of $1.4 million and a decrease of $1.3 million in accounts payable and accrued liabilities, partially offset by the reduction of accounts receivable of $1.1 million. Our operating activities used $926,000 of cash in fiscal 1998, generated $4.9 million of cash in fiscal 1997 and used $3.3 million of cash in fiscal 1996. The cash used in operations in fiscal 1998 was primarily due to expenses related to the sale of the LAN Division and increased advertising and promotional expenses related to the introduction of new products. The cash generated by operations in fiscal 1997 was primarily due to collection of accounts receivable and decreased inventory, partially offset by reductions of accounts payable and other accrued liabilities. The cash used in operations in fiscal 1996 was primarily due to increases in accounts receivable related to volume license sales of our Timbuktu Pro software, that occurred in the last weeks of the fourth quarter ended September 30, 1996, increases in operating expenses related to the introduction of our Internet connectivity products, reduction in accounts payable and increases in inventory related to our Internet connectivity products and the LAN Division's Fast Ethernet products.

  Cash provided by investing activities in the six months ended March 31, 1999 was primarily due to proceeds from the sale and maturity of short-term investments partially offset by the purchases of such investments as well as the acquisitions of Serus and netOctopus and purchases of capital equipment. The cash provided by investing activities in the six months ended March 31, 1998 was primarily related to the sale and maturity of short-term investments partially offset by the purchase of such investments and purchases of capital equipment. Expenditures for capital equipment were $736,000 and $489,000 for the six months ended March 31, 1999 and 1998, respectively. We expect that our capital expenditures will increase in future periods to support new product development and production. Our financing activities in the six months ended March 31, 1999 and 1998 were primarily related to the exercise of stock options and activities related to our Employee Stock Purchase Plan. The cash provided by investing activities during fiscal 1998 was primarily from proceeds from the sale of short-term investments partially offset by purchases of such investments, proceeds from the sale of the LAN Division, less the acquisition of a trademark license related to the Netscape Internet portal for our Web site platform, which we expect to amortize over a period not to exceed 2 years, and expenditures for capital equipment, representing acquisitions of computer equipment used predominantly in product development. The cash used in investing activities in fiscal years 1997 and 1996 was primarily related to the purchase of short-term investments and capital equipment. Our financing activities in fiscal 1998, 1997 and 1996 represent the exercise of stock options, activities related to our Employee Stock Purchase Plan and the initial public offering. Our principal commitments consist primarily of leases on our headquarters facilities and certain operating equipment. See Note 7 of Notes to Consolidated Financial Statements.

  Although we believe that our existing cash balance will decrease moderately during the remainder of fiscal 1999 as a result of operating activities, we believe that our existing cash, cash equivalents and short-term investments will be adequate to meet our cash needs for working capital, capital expenditures and earnouts related to our acquisitions for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain additional credit facilities. We cannot assure you that such additional equity or convertible debt financing or additional credit facilities will be available on acceptable terms, if at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. From time to time, in the ordinary course of business, we evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our cash may be used to acquire or invest in complementary businesses or products, to obtain the right to use complementary technologies, to obtain additional presence on the Internet or to support additional advertising and promotional campaigns.

  In April 1999, we purchased $999,988 of Series D-1 preferred stock of NorthPoint Communications. Upon the initial public offering of the common stock of NorthPoint Communications, which occurred on May 5, 1999, our Series D-1 preferred stock converted into 55,555 shares of Class B common stock. As a Series D-1 purchaser, we have agreed not to transfer any Series D-1 preferred stock or Class B common stock to any non-affiliated third party until March 2000. We have also agreed not to acquire more than 10% of NorthPoint Communications' voting stock without NorthPoint Communications' consent until March 2002. In addition, as a Series D-1 purchaser, we have agreed to vote any voting securities held by us as recommended by NorthPoint Communications' Board of Directors, except with respect to votes pursuant to the protective provisions in NorthPoint Communications' Certificate of Incorporation. As of June 30, 1999, the market value of these shares was approximately $2,027,757.

Qualitative and Quantitative Disclosures About Market Risk

  Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments for speculative or trading purposes. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy. This policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. We do not expect any material loss with respect to our investment portfolio.

  The table below presents the carrying value and related weighted-average interest rates for our investment portfolio. The carrying value approximates fair value at March 31, 1999. All of our investments mature in twelve months or less.

                                                      Carrying       Average
   Principal (notional) amounts in United States       Amount     Interest Rate
   dollars:                                        -------------- -------------
                                                   (in thousands)
   Cash equivalents -- fixed rate...............      $13,946         4.62%
   Short-term investments -- fixed rate.........       14,985         5.66%
                                                      -------
                                                      $28,931
                                                      =======

Recent Accounting Pronouncements

  During the first quarter of fiscal 1999, we adopted Statement of Position
(SOP) No. 97-2, Software Revenue Recognition (SOP 97-2). The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products, including specified upgrades or enhancements generally is recognized upon delivery of the products. The revenue allocated to post contract customer support generally is recognized ratably over the term of the support, and revenue allocated to service elements generally is recognized as the services are performed. If evidence of the fair value for all elements of the arrangement does not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The adoption of SOP 97-2 did not have a material impact on our consolidated results of operations.

  In December 1998, the American Institute of Certified Public Accountants' (AICPA) Accounting Standards Executive Committee (AcSEC) issued SOP 98-9 which amends paragraphs 11 and 12 of SOP 97-2 to require recognition of revenue using the "residual method" when (i) there is vendor-specific objective evidence of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting, (ii) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (iii) all revenue-recognition criteria in SOP 97-2 other than the requirement for vendor-specific objective evidence of the fair value of each delivered element of the arrangement are satisfied. Under the residual method, the arrangement fee is recognized as follows; (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. We adopted SOP 98-9 on January 1, 1999. The adoption of SOP 98-9 did not have a material impact on our consolidated results of operations.

  Effective October 1, 1998, we adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components which will be presented in association with a company's financial statements. Comprehensive income is defined as the change in a business enterprise's equity during the period arising from transactions, events or circumstances relating to non-owner sources, such as foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. There have been no material differences between net loss and comprehensive income (loss).

  In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards relating to the disclosure of an enterprise's business segments, products, services, geographic areas and major customers. Adoption of this standard by us in our annual financial statements for the fiscal year ending September 30, 1999, is not expected to have a material effect on our consolidated financial position or results of operations.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated and accounted for as (a) a firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. This statement will be effective for all annual and interim periods for fiscal years beginning after June 15, 2000. We do not expect the adoption of SFAS No. 133 will have a material effect on our financial position or results of operations.

  In March, 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. We do not expect the adoption of SOP 98-1 will have a material impact on our financial position or results of operations.

  Year 2000 Readiness Disclosure. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the application year. Any of our programs or products that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. In addition, the year 2000 is a leap year, which may also lead to incorrect calculations, functions or systems failure. As a result, computer systems and software used by many companies may need to be upgraded to comply with such Year 2000 requirements. In October 1996, we began a "Millennium Project" to determine if any actions needed to be taken regarding date-related effects to: (i) our software or hardware products; (ii) our internal operating and desktop computer systems and non-information technology systems; and (iii) the readiness of our third-party vendors and business partners.

  Through testing, we have determined that our Internet connectivity products, our Web site and site server products (Site server version 2.3 and later and all client software versions 2.2.4 and later), and our Windows, Mac OS and Enterprise versions of Timbuktu Pro (versions 1.5 and later), are Year 2000 compliant. Upon completion of the development of the products acquired as a result of our Serus and netOctopus acquisitions, we expect these products will meet Year 2000 readiness requirements. Although the majority of our products are Year 2000 compliant, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase our products which would seriously harm our business. In addition, even if our products are Year 2000 compliant, other systems or software used by our customers may not be Year 2000 compliant. The failure of such non-compliant third-party software or systems could affect the perceived performance of our products which could seriously harm our business.

  Our internal systems include information technology systems such as financial, order entry, inventory, shipping and customer database computer systems, desktop computer systems and non-information technology systems such as telephones and facilities. We have conducted a comprehensive review of our internal information technology systems such as financial, order entry, inventory, shipping and customer database computer systems to determine if any actions need to be taken regarding Year 2000 date-related effects. These underlying systems are based on a relational database language which identifies dates based on four digit numbers rather than two digit numbers and therefore we have determined that the Year 2000 issue will not pose significant operational problems for these computer systems. We have initiated a comprehensive inventory and evaluation of all desktop systems and expect to complete this process and upgrade such non-compliant desktop systems to Year 2000 compliant systems by September 1999. The additional costs of remediation are not expected to be material. However, if implementation of replacement systems is delayed or if significant new non-compliance issues are identified, our business could be seriously harmed.

  We are in the process of identifying and prioritizing critical third-party vendors, strategic partners and suppliers of non-information related products and services concerning their plans and progress in addressing the Year 2000 problem. We are also working with key suppliers of products and services to determine that their operations and products are Year 2000 compliant or to monitor their progress toward Year 2000 compliance, as appropriate.

  To date, we have not incurred material expenses related to our Year 2000 compliance effort other than the investment of employee time and resources. We have currently identified certain facilities related items that we estimate will cost approximately $60,000 to upgrade to Year 2000 compliance. While we have dedicated and will continue to dedicate a substantial amount of time and internal resources towards attaining Year 2000 compliance, we cannot assure you that our Year 2000 compliance program will be completed on a timely basis. In addition, we cannot assure you that there will not be an interruption of operations or other limitations of system functionality or that we will not incur substantial costs to avoid such limitations. Any failure to effectively monitor, implement or improve our operational, financial, management and technical support systems could seriously harm our business. Furthermore, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us, which could seriously harm our business. In addition, even if our products are Year 2000 compliant, other systems or software used by our customers may not be Year 2000 compliant. The failure of such non-compliant third-party software or systems could affect the perceived performance of our products, which could seriously harm our business. The most likely worst case scenarios would include hardware failure and the failure of infrastructure services provided by government agencies and other third parties (for example, electricity, telephone service, water transport and internet services). In such worst case scenarios, we would lose customers and revenue which would seriously harm our business. We are in the process of developing our contingency planning and plan to have these plans in place by September 1999. We expect our contingency plans to include, among other things, manual "work-arounds" for software and hardware failures, as well as substitution of systems, if necessary.

                                    Business

Industry Background

  The Internet has emerged as a vitally important global medium for communication and commerce, enabling millions of people to share information and transact business electronically. The increasing utility of the Internet and the availability of new technologies that enable advanced capabilities, such as real-time communication, collaboration and electronic commerce, are compelling businesses and other organizations to establish a Web presence. In addition, the possibility of losing a competitive edge to companies that maximize the benefits of the Internet is also a significant motivating factor for many such companies to utilize the Internet in their everyday business. These factors have compelled businesses to adopt complex network communications and computing systems in order to access the Internet. According to International Data Corporation, the value of goods and services sold worldwide via the Internet increasing from $12 billion in 1997 to over $425 billion by 2002, and spending on Internet services is projected to grow from approximately $7.8 billion in 1998 to $79 billion by 2003.

  Changes in telecommunications regulation in the United States and globally have enabled new entrants, such as competitive local exchange carriers, Internet service providers and cable companies to challenge traditional telephone companies in providing telecommunications services. Simultaneously, the demand for high-speed Internet access has grown dramatically due to the increasing use of data-intensive multimedia in Web sites and the development of electronic commerce. As a result, service providers have rushed to deploy new technologies that allow them to quickly and cost-effectively provide a full range of voice, data and video services. One such technology is digital subscriber line, or DSL, which enables data transmission speeds of 128 Kbps to 52 Mbps using the existing copper wire infrastructure. DSL delivers "always on" availability, eliminating the tedious dial-up process associated with traditional modem technologies. DSL is a point-to-point technology that connects the end user to a telecommunications service provider's central office, or to an intermediate hub. DSL equipment is deployed at each end of the copper wire and the transmission speed depends on the length and condition of the existing wire. Thus, growing competition in the telecommunications industry and the proliferation of DSL have greatly increased the availability and lowered the cost of high-speed Internet access.

  The Small Business Administration defines small businesses as those with less than 100 employees. According to Access Media International, or AMI, this category of businesses currently totals approximately 15.7 million businesses in five of the leading industrialized nations, including approximately
7.2 million businesses in the United States. As a result of the proliferation of the Internet, and in an attempt to realize some of the benefits it provides, small and medium size businesses are increasingly attempting to use the Internet to maintain Web sites, access critical business information and communicate more effectively with employees, customers and business partners. IDC estimates that the percentage of small businesses with access to the Internet will grow to approximately 64% by 2002 and, according to AMI, spending on Web site hosting and maintenance is expected to exceed $12.7 billion by 2002. AMI also estimates that the number of Web sites for small businesses in the United States will increase from 2 million in 1998 to 5 million in 2002. Many of these businesses are also implementing complex Web strategies, including business-to-consumer and business-to-business electronic commerce. According to AMI, small business electronic commerce revenues are expected to grow from $9.5 billion in 1998 to approximately $50 billion in 2002.

  Small and medium size businesses, however, typically do not have the internal resources necessary to establish high-speed access to or maximize the potential benefits of the Internet. For example, many of these businesses currently use low-speed, single-user, dial-up connections to the Internet. Most of these businesses also lack a well-staffed, experienced information technology department. Thus, small and medium size businesses are discovering that installing, configuring and developing Web sites and networking systems, obtaining high-speed digital services, such as DSL and arranging for an Internet connection from an Internet service provider can be costly and burdensome, even for companies with sophisticated technical support. We believe traditional vendors of Internet networking products and services historically have not offered solutions specifically designed for users who may not have access to sophisticated technical support. IDC estimates that in the United States, 91% of small businesses do not yet sell products or services over the Internet. Thus, there is considerable demand for platforms which enable the construction of Web sites and provide other means of conducting business on the Web, as well as for affordable, easy-to-use, high-speed Internet connectivity.

  This lack of information technology resources and expertise, coupled with an industry environment that currently does little to address the needs of small and medium size businesses, has constrained the ability of many such businesses to fully realize the benefits of the Internet.

The Netopia Solution

  We provide Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost-effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. We offer high-speed, multi-user, plug-and-play Internet connectivity products and Web platforms for creating and hosting Web sites, creating and hosting electronic commerce stores, and conducting real-time Internet communications.

  Our Internet connectivity products enable small and medium size businesses to cost-effectively take advantage of high-speed Internet access technologies, and in particular DSL. Our customer premise DSL Internet connectivity products, including routers, digital service units, filtering bridges and modems, provide small and medium size businesses with a flexible and scaleable platform that can be easily integrated into existing business infrastructures. In addition to supporting various Internet connectivity technologies, our Internet connectivity products are designed to be plug-and-play and incorporate many value-added features, such as virtual private networking and firewall protection.

  Our Web platforms include "no assembly required" Web site and electronic commerce solutions that enable small and medium size businesses to easily create their own customized, interactive Web sites or electronic commerce enabled Web sites, which we call E-stores. These Web site services provide affordable, value-added functionality and flexibility to our users for their Web sites. We have developed over 50 customizable Web site content packages for businesses across a wide range of industries. Our Web platforms also include collaboration and communication capabilities for remote groups as well as for help desk, server and Web site administrators.

  We have developed extensive relationships that provide wide distribution of our products and enable us to help our customers install complete, plug-and-play Internet and electronic commerce infrastructure that is reliable, cost-effective and easy to use. Our largest relationships (in terms of revenue) include Internet service providers (ISPs) such as Concentric Network and PSINet, Internet portals such as GeoCities and Netscape Netcenter, and competitive local exchange carriers such as NorthPoint Communications and Rhythms NetConnections. In addition, we have established relationships with telecommunications equipment suppliers, such as our longest-standing relationships with Carrier Access and Copper Mountain, and our three recently-established development relationships with next generation technology providers CopperCom, Jetstream Communications and TollBridge Technologies.

Strategy

  Our objective is to be the leading provider of Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost-effectively connect to the Internet, establish and enhance their presence and conduct business and electronic commerce on the Web. Key elements of our strategy include the following:

  . Target The Small And Medium Size Business Market. We target small and medium size businesses that seek high-speed Internet connectivity, Web site creation and hosting, and electronic commerce products and services. We believe the demand for these services is rapidly growing and underserved by other vendors of Internet products and services. We believe small and medium size businesses generally do not have the financial resources or technical expertise necessary to establish and maintain a competitive Web presence. As a result, this market requires plug-and-play products and services which are easy to use and cost-effective. We believe that we have developed a specific expertise in serving the needs of this market. We intend to continue to develop products and services that meet these needs.

  . Leverage Strategic Relationships With Internet Service Providers,
    Internet Portals And Other Distribution Channels. We believe that the distribution channels for high-speed Internet access and broadband Internet applications are converging. Our combined Internet connectivity and Web platform products provide competitive differentiation and have enabled us to establish strong distribution relationships and recruit new strategic partners. Our partnerships include Internet service providers such as Concentric Network and PSINet, Internet portals such as GeoCities and Netscape Netcenter, and competitive local exchange carriers such as NorthPoint Communications and Rhythms NetConnections. We intend to leverage and expand these successful distribution relationships and take further advantage of opportunities to cross-sell our products and services.

  . Provide Complete, Plug-And-Play Customer Premise DSL Internet
    Connectivity Products. We provide a comprehensive suite of customer premise DSL Internet connectivity products. Our multi-user, plug-and-play products provide affordable, high-speed Internet connectivity. Our products include routers, modems, bridges and digital service units. We also provide value-added, proprietary applications which increase the functionality of our connectivity solutions, including encryption, virtual private network and firewall protection. We will continue to develop new generations of our equipment for emerging DSL standards. We also intend to continue to add functionality, such as integrated voice and data access devices, which will enable us to meet the changing needs of small and medium size businesses and to further differentiate our products.

  . Enable Small And Medium Size Businesses To Leverage The Internet. We provide robust Web platforms for easily creating, enhancing and hosting Web sites, and providing electronic commerce capability. We have developed over 50 different Web site content packages. These provide industry-specific design, data and functionality, which can be used as is, or can be easily customized to meet specific end-user needs. Our Web platforms also provide real-time Internet communication and collaboration capabilities. We intend to enhance our Web platforms to include new features and functionality, including additional industry content packages and further ability to create and remodel Web sites with minimal technical expertise.

  . Maintain And Extend Technology Leadership. We believe that we have industry-leading, high-speed Internet connectivity products and Web platform services. We believe a key competitive advantage is the ability to fully integrate our products into those of other telecommunications equipment providers. We also believe that timely introduction of our products and services is necessary for our success. We therefore have developed close working relationships with leading central office equipment providers. For example, through our relationship with Copper Mountain, we have fully integrated our DSL equipment into their central office architecture. We believe this was the first such product available. We will continue to develop relationships with other leading central office equipment providers, and we intend to integrate future generations of our DSL equipment into their architectures. In addition, we will continue to provide our customers with new functionality by developing relationships with providers of related and complementary technologies. For example, we have relationships with leading voice over DSL gateway developers Jetstream Communications, TollBridge Technologies and CopperCom. Furthermore, we will continue to incorporate new features and functionality into our Web platform products and services, either through internal development or by acquiring technology where appropriate, to enable small and medium size businesses to conduct an increasingly broad range of business activities on the Web.

  . Leverage Brand Name Recognition And Customer Support Infrastructure. We believe that we have established a leading brand name with companies seeking high-speed DSL Internet connectivity and Web platform services. In addition, we believe that we are recognized by distribution partners and end-users as providers of outstanding customer service and support. We believe that continuing to strengthen the Netopia brand name will facilitate market acceptance of new products and services. We intend to leverage our reputation and expertise in providing complete, easy-to-use, plug-and-play solutions to more fully penetrate our target market. In addition, we will continue to leverage our positive brand name recognition and our customer support organization to promote the sale of our products and services.

Products and Services

  We provide Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost-effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. We offer high-speed, multi-user, plug-and-play Internet connectivity products and Web platforms for creating and hosting Web sites, creating and hosting electronic commerce stores, and conducting real-time Internet communications.

Internet Connectivity Products

  Our Internet connectivity products provide cost-effective, high-speed, multi-user, plug-and-play solutions for Internet access. Our customer premise Internet connectivity products offer small and medium size businesses the flexibility to use the communication technology which best meets their needs for economy and performance. Our Internet connectivity products are summarized in the following table.

                                                                     Estimated
   Internet Access                                                  U.S. Street
     Technology        Our Products      Functions and Features        Price
-------------------------------------------------------------------------------
  Digital           Routers*           Provide a shared and           $450-$700
  Subscriber Line                      permanent connection to
  (DSL)                                the Internet at speeds up
                                       to 1.6 Mbps and offer a
                                       cost-effective solution
                                       for customers that require
                                       an "always on" Internet
                                       presence for applications
                                       such as hosting a Web
                                       server or conducting
                                       electronic commerce
                                       through an online store.
               ----------------------------------------------------------------
                    Integrated Access  Provide a high performance     $100-$150
                    Device Modules     DSL module to enable
                                       Carrier Access
                                       Corporation, or CAC, to
                                       integrate voice and data
                                       over digital subscriber
                                       line technology. Also, by
                                       using the CAC Access Bank
                                       II/SDSL product in
                                       combination with our DSL
                                       routers, digital service
                                       units or filtering
                                       bridges, customers have a
                                       cost-effective method of
                                       utilizing the same T1 line
                                       for both their voice and
                                       data needs.
               ----------------------------------------------------------------
                    Digital Service    Provide a cost-effective       $650-$700
                    Units*             method to migrate Internet
                                       access from a T1 or 56K
                                       digital dataphone service
                                       connection to DSL without
                                       having to replace or
                                       disrupt current network
                                       hardware or
                                       infrastructure.
               ----------------------------------------------------------------
                    Filtering Bridges* Provide a shared,              $650-$700
                                       permanent connection to
                                       the Internet using the
                                       simplicity of a bridged
                                       connection with the added
                                       security of packet
                                       filtering and Internet
                                       protocol (IP) based remote
                                       management.
               ----------------------------------------------------------------
                    Modems*            Provide single users and       $275-$325
                                       small local area networks
                                       a dedicated connection to
                                       the Internet with upload
                                       and download speeds up to
                                       1.04 Mbps.
               ----------------------------------------------------------------
                    * These DSL products include models that are fully
                      integrated with Copper Mountain's CopperView management
                      for CopperEdge central office access concentrators. This
                      full integration enhances the reliability, ease-of-use
                      and management functions of each of our DSL products.
-------------------------------------------------------------------------------
  Cable             Routers            Provide a shared               $500-$600
                                       connection to the Internet
                                       through the Ethernet port
                                       on a cable modem.
-------------------------------------------------------------------------------
  T1 and Frame      Routers            Provide a dedicated, high-   $800-$1,300
  Relay                                speed, shared connection
                                       to the Internet through a
                                       traditional T1 leased line
                                       service.
-------------------------------------------------------------------------------
  Integrated        Routers            Provide shared Internet      $450-$1,100
  Services Digital                     access at speeds up to 128
  Network (ISDN)                       Kbps over an integrated
                                       services digital network
                                       phone line.
-------------------------------------------------------------------------------
  56K Digital       Routers            Provide a shared,            $800-$1,050
  Dataphone                            dedicated connection to
  Service                              the Internet at 56 Kbps or
                                       64 Kbps speeds through a
                                       traditional digital
                                       dataphone leased line
                                       service.
-------------------------------------------------------------------------------
  Dual Analog       Routers            Provide an entry-level         $600-$700
                                       solution for Internet
                                       connections that will work
                                       over standard analog phone
                                       lines. By aggregating as
                                       many as three analog
                                       telephone lines, our dual
                                       analog routers provide
                                       shared Internet access at
                                       speeds up to 168 Kbps.

Internet Connectivity Products' Value-Added Features

  In addition to supporting various Internet connectivity technologies, our Internet connectivity products are designed to be plug-and-play and incorporate many value-added features. We believe these features provide small and medium size businesses with additional ease-of-use, security and cost savings benefits, and differentiate our Internet connectivity products from those of our competitors. Some of these features include:

  . A design architecture that allows customers to change to faster Internet connectivity technologies by simply exchanging the wide area network module card within the router. For example, a business that currently uses our integrated services digital network router can upgrade the router to support higher speed DSL technology by simply replacing the wide area network module card rather than having to purchase an entirely new router;

 [Depiction of expanded view of Internet router, exposing the wide area network card]

  . Built-in secure virtual private networking to interconnect remote offices, mobile workers and businesses over the Internet. Optional hardware acceleration for encryption and compression enhances virtual private networking performance;

  . Built-in firewall to protect businesses from intruders accessing a network from the Internet;

  . An integrated Ethernet hub with an uplink switch to easily create or expand a local area network;

  . An automated startup application that allows plug-and-play router configuration and Web monitoring that displays real-time router connection information;

  . An integrated dynamic host configuration protocol (DHCP) server to automate the configuration of computers on a local area network, and an integrated dynamic host configuration protocol client to automate configuration of the wide area network ports on the router;

  . Network address translation (NAT) to provide the convenience and economy of using one or a few internet protocol addresses while hiding the local area network's internet protocol addresses from intruders;

  . An integrated trivial file transfer protocol (TFTP) client that allows rapid downloading of updated router operating software, or firmware, to allow users faster access to enhanced router functionality; and

  . Support for multiple protocol routing so that networks operating on different protocols can be connected.

  We also offer buyers of our Internet connectivity products "Customer Care, Guaranteed!" service programs, including "Up & Running, Guaranteed!" These service programs assist customers in ordering and provisioning the telecommunication carrier line, and obtaining and establishing their service from an Internet service provider. These programs also provide for the remote configuration of the router, assist in the installation and configuration of the client server software and provide technical support for our product line. Toll-free technical support is included with this service program for 60 days, with extended service programs available for up to three years.

Web Platforms

  Our Web platforms enable small and medium size businesses and other organizations to fully utilize the benefits of having a Web presence, conducting electronic commerce and communicating in real time with customers and colleagues over the Internet. Our Web platform products and services are summarized in the following table.

                                                                                                           Estimated
                           Our Products                                                                   U.S. Street
    Supported Platforms    and Services                      Functions and Features                          Price
---------------------------------------------------------------------------------------------------------------------
  Netscape Navigator or    Web sites    Provide an easy-to-use and cost-effective way to set up a Web         $20
  Microsoft Internet                    site on the Internet without requiring any knowledge of hypertext  per month
  Explorer versions 3.02                markup language (HTML), programming skills or a technical staff
  and higher                            to maintain the site. As part of our Web site platform, we have created over 50 Web site content packages targeted to an industry or common interest group. Our Web site content packages are "no assembly required" Web sites that come pre-populated with
                                        information and functionality useful to that targeted industry or group. We currently offer Web site content packages for the following business categories:

                                        Air Conditioning Vendors Doctors              Mortgage Brokers
                                        Animal Breeders          Electronics Stores   Portfolio Managers
                                        Antique Dealers          Entertainers         Publishers
                                        Appliance Shops          Financial Planners   Real Estate Brokers
                                        Arts and Craft Stores    Florists             Recruiters
                                        Beauty Salons            Furniture Stores     Restaurants
                                        Bed and Breakfasts       Golf Shops           Sales Professionals
                                        Bicycle Shops            Health Care Services Securities Analysts
                                        Boutiques                Health Clubs         Software Firms
                                        Building Contractors     Home Inspectors      Specialty Services
                                        Car Dealerships          Home Offices         Tax Consultants
                                        Career Counselors        Insurance Brokers    Toyshops
                                        Caterers                 Janitorial Services  Transport Providers
                                        Clergy                   Journalists          Travel Agents
                                        Consultants              Kennels              Tutors
                                        Couriers                 Landscapers          Wine Stores
                                        Day Care Providers       Lawyers
                                        Dentists                 Manufacturers
---------------------------------------------------------------------------------------------------------------------
  Netscape Navigator or    E-stores     Enable users to upgrade their Web site in order to sell their       $60-$100
  Microsoft Internet                    product or service over the Internet without requiring any         per month
  Explorer versions 3.02                knowledge of hypertext markup language (HTML), programming skills
  and higher                            or a technical staff to maintain the store. Product catalog Web pages in the Web site are enhanced with shopping cart
                                        functionality and credit card capture and authorization
                                        capabilities to offer a seamless shopping experience for the Web site visitor. E-store owners have complete back-end financial reconciliation for their electronic transactions.
---------------------------------------------------------------------------------------------------------------------
  Sun Solaris v2.51 or     Site         Enables Internet service providers, competitive local exchange     Individual
  higher and Netscape      server       carriers, Internet portals, associations and others to offer        pricing
  Enterprise Server 3.5.1               their members or customers hosted Web sites and electronic
  or higher                             commerce stores using our entire Web platform.
---------------------------------------------------------------------------------------------------------------------
  Windows 3.X              Timbuktu     Enables users to communicate and collaborate in real time over      $20-$90
  Windows 95               Pro          the Internet and within Intranets with other Timbuktu Pro users.    per seat
  Windows 98                            Our Timbuktu Pro product family also includes Timbuktu Web
  Windows NT                            Seminar for Internet conferencing and netOctopus network systems
  Mac OS                                management tools.

Strategic Distribution Relationships

  We have developed many strategic relationships related to the distribution of our products. These relationships are listed in the following table.

                                                                           Internet
                 Distribution                                            Connectivity    Web
                    Channel                            Company             Products    Platforms
------------------------------------------------------------------------------------------------
  Internet Service Providers                  Bell Atlantic                   X
                                              Big Planet                                  X
                                              Bell South                      X
                                              British Telecom                 X
                                              Concentric Network              X           X
                                              Earthlink Network               X           X
                                              Epoch Networks                  X
                                              France Telecom (Wanadoo)        X           X
                                              Freeserve                                   X
                                              PSINet                          X
                                              Telecom Italia (Telecom
                                              Italia Net)                     X
                                              UUNET Technologies              X
                                              Verio                           X
                                              (and over 270 additional
                                               Internet service
                                               providers)
------------------------------------------------------------------------------------------------
  Competitive Local Exchange Carriers (CLECs) Birch Telecom                   X           X
                                              ICG Communications              X
                                              Jato Communications             X
                                              MCIWorldCom                     X
                                              NorthPoint
                                              Communications                  X
                                              Rhythms NetConnections          X
------------------------------------------------------------------------------------------------
  Internet Portals and Industry Associations  American Dental
                                               Association (ADA
                                               Electronic Commerce
                                               Company)                                   X
                                              GeoCities                       X
                                              Intuit Quicken.com                          X
                                              National Home Office
                                              Association                                 X
                                              Netscape Netcenter                          X
                                              OfficeMax                                   X
                                              The Senior Network                          X
------------------------------------------------------------------------------------------------
  Two-Tier Distributors                       Ingram Micro                    X           X
                                              Merisel                         X           X
                                              Softway International           X           X
                                              Tech Data                       X           X

Strategic Product Development Relationships

  We have developed many strategic relationships related to product development. These relationships are listed in the following table.

    Product Development                Company                    Product
--------------------------------------------------------------------------------
  Digital Subscriber Line  Alcatel                         DSL Internet
                           Carrier Access Corporation      connectivity products
                           Copper Mountain
                           Nokia
                           Virata
--------------------------------------------------------------------------------
  Voice over Digital       CopperCom                       DSL Internet
  Subscriber Line          Jetstream Communications        connectivity products
                           TollBridge Technologies
--------------------------------------------------------------------------------
  Electronic Commerce      Concentric Network              E-store
                           CyberCash
                           CyberSource
                           Intershop Communications
                           WebOrder
--------------------------------------------------------------------------------
  Internet/Intranet        Allen Systems Group             Timbuktu Pro
  Communications           Computer Associates
                           Microsoft
                           Pixion (PictureTalk)
                           Remedy
                           Tivoli Systems


Distribution, Sales and Marketing

  We sell our products and related maintenance, support and other services through distributors, Internet service providers (ISPs), telecommunications service providers, value-added resellers (VARs) and directly by us. Historically, a significant portion of our revenues have been generated by selling our products through two-tier distribution channels and we expect this trend to continue. Our marketing strategy is to achieve broad market penetration by utilizing multiple distribution channels including the use of two-tier distributors, direct sales and telemarketing, portals, Internet service providers, telecommunications providers, value-added resellers and electronic marketing and distribution. See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

  Two-Tier Distributors. Our major distributors in North America are Ingram Micro and Tech Data which distribute our products to Internet service providers, resellers, value-added resellers, dealers and dealer chains. Internationally, we distribute our products through approximately
48 distributors in 33 countries. In Europe, distributors sell primarily in France, the United Kingdom, and Italy, and, in the Pacific Rim, distributors sell primarily in Japan. We provide periodic training in the development of Internet and electronic commerce infrastructure to value-added resellers who purchase our products primarily from distributors, and we have recruited approximately 1,150 Internet value-added resellers for the sale of our products. Our agreements with distributors can generally be terminated without cause and do not provide for minimum purchase commitments. Additionally, the agreements provide price protection and grant the distributors limited rights to return unsold inventories of our products in exchange for new purchases. During the six months ended March 31, 1999, Ingram Micro accounted for 10% of our total revenues, and in the six months ended March 31, 1998, Ingram Micro accounted for 12% of our total revenues. No other customers during the six months ended March 31, 1999 and 1998 accounted for 10% or more of our total revenues. We do not have a purchase contract with Ingram Micro that obligates them to continue to purchase our products. As a result, Ingram Micro could cease purchasing our products at any time.

  Internet Service Providers And Telecommunications Providers (Including Competitive Local Exchange Carriers). We have formed strategic relationships with Internet service providers and telecommunication providers that assist us in developing, distributing and marketing our products. For example, to assist customers in establishing their Internet access, Web sites and/or E-stores, and to increase sales of our products, we have formed, over several years, strategic relationships with PSINet, Verio, Concentric Network, UUNET Technologies, France Telecom and approximately 280 other Internet service providers. More recently, our extensive Internet service provider relationships facilitated our development of relationships with emerging competitive local exchange carriers, such as NorthPoint Communications, Rhythms NetConnections and Jato Communications, who sought introductions to Internet service providers because their DSL lines are often provisioned in combination with an Internet service provider's Internet service.

  Internet Portals And Industry Associations. We utilize common interest communities to assist us in developing, distributing and marketing our products. Historically, large numbers of Internet users initiated their entry to the Internet through Web sites which provided an organized view across numerous, unrelated potential areas of interest. These Web sites are known as horizontal portals. Increasingly, Web sites are being created which serve as an Internet entry point to more narrowly focused common interest groups. These Web sites are known as vertical portals. Additionally, industry organizations, professional groups, franchise organizations and other common interest groups are utilizing the Internet to conduct business. We believe each of these groups concentrates users and/or organizations whose needs can be served by our products. To increase sales of our products, we have established licensing and/or revenue sharing arrangements with horizontal portals (such as Netscape Netcenter and GeoCities), vertical portals (such as American Dental Association and The Senior Network) and other common interest groups (such as National Home Office Association).

  Direct Sales To Business Customers. Our direct sales and telemarketing force focuses on large opportunities to sell our products to business customers. Our sales force assists end users by providing solutions for their needs related to Internet connectivity, establishing and enhancing their presence, and conducting business on the Web, including electronic commerce, communication and collaboration. In addition, the sales force provides pre-sales, promotional and order management support to distributors, Internet service providers, telecommunications service providers, Internet portals, resellers and value-added resellers, identifies new opportunities for product development and provides general market information to management. Timbuktu Pro software is currently the primary product sold through this channel. We intend to expand sales of our products through this channel by contracting with new telesales organizations and opening an additional international telesales office.

  Other Marketing. We utilize several other marketing programs, such as our online Web store, trade advertising, participation in trade shows and press briefings on strategy and new products to support the sale and distribution of our products. Through these marketing programs, we seek to build brand name recognition, stimulate demand and inform distribution channels about the capabilities and benefits of our products.

Customer Service and Support

  We believe that effective customer support is a key criterion used in selecting our products. Network managers and administrators, Internet service providers, value-added resellers (VARs), distributors, resellers, consultants and other experienced technical experts utilize our toll-free telephone support lines, fax and online support services to access our internal technical databases and support personnel. Additionally, support personnel are trained to satisfy the needs of customers and end users who are not technical experts and do not have access to sophisticated technical support. We believe that our support programs have been successful in creating brand loyalty through our focused support of the specialized needs of these customers and end users, and through the easy-to-use, plug-and-play design of our products.

  With "Customer Care, Guaranteed!" service programs including "Up and Running, Guaranteed!," we remotely configure our Internet routers and assist users in setting up service with the user's telephone company and Internet service provider. Once unique in the industry, this concept has been adopted by a number of our competitors. However, we believe that our program remains the most comprehensive in the market. Our expertise in solving technical problems enables us to commit our resources to analyze any problem a customer or end user may have, even if it involves a product from another company. The effect of these activities is to build customer loyalty to us as the single source for Internet connectivity solutions.

Research and Development

  We believe that our future business and operating results depend in part on our ability to continue to enhance existing products and develop new products in a timely manner. We continuously evaluate the needs of our distribution channel partners and end users to provide them with new products incorporating new technologies and standards.

  We are focused on delivering Internet connectivity products to meet the voice and data needs of small and medium size businesses. These products are expected to include a family of integrated access devices that combine voice and related services, such as high quality dial tone, caller identification, call waiting and three-way calling, and data services, such as routing and security, over DSL. In addition, we intend to continue to enhance our routing and security functionality, including virtual private networks. We also plan to develop additional DSL technologies on existing and new routing platforms.

  Our Web platforms have been designed to facilitate the integration of both current and future Internet technologies. We will continue to add new capabilities to these products, including a platform for easy-to-use Web site enhancement, advanced addressing techniques, electronic commerce reporting enhancements, faxing, video and multimedia presentations. All functionality will be accessible from standard PCs running standard Internet browsers. Future enhancements will also accommodate new computer systems, including handheld computers, wireless devices and other new popular platforms.

Competition

  The markets for our products, services and subscribers are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. A number of companies offer products that compete with one or more of our products. Our current and prospective competitors include original equipment manufacturers, product manufacturers of Internet connectivity products, developers of Internet presence and Web site software and developers of remote control and collaboration software. In the Internet connectivity products market, we compete primarily with 3Com, Ascend Communications (Lucent Technologies), Cayman Systems, Cisco Systems, FlowPoint (Cabletron Systems), Ramp Networks and several other companies. In the Web site and electronic commerce platform market, we compete with America Online, Homestead Technologies, IBM, Inc. Online, Site Architects, Sitematic, Yahoo! and several other companies. In the remote control and collaboration software markets, we compete primarily with Computer Associates, Contigo Software, Lotus,

Microcom (Compaq), Microsoft, PlaceWare, Stac Software, Symantec, Tivoli Systems (IBM) and several other companies. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of whom have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than we do.

  We believe that the principal competitive factors in our markets are:

  . Product feature, function and reliability;

  . Customer service and support;

  . Price and performance;

  . Ease of use;

  . Brand name recognition;

  . Strategic alliances;

  . Size and scope of distribution channels;

  . Timeliness of new product introductions;

  . Breadth of product line; and

  . Size and loyalty of customer base.

  We cannot assure you that we will be able to compete successfully in the future. Our inability to successfully compete would seriously harm our business. See "Risk Factors -- We May Not Be Able To Compete Successfully Against Current And Future Competitors."

Intellectual Property And Other Proprietary Rights

  Our ability to compete is dependent in part on our proprietary rights and technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We generally enter into confidentiality or license agreements with our employees, resellers, distributors, customers and potential customers and limit access to the distribution of our software, hardware designs, documentation and other proprietary information. However, in some instances, we may find it necessary to release our source code to certain parties. For example, we entered into a product development agreement pursuant to which we released certain source code to a third party in the People's Republic of China.

  We rely upon certain software, firmware and hardware designs that we license from third parties, including firmware that is integrated with our internally developed firmware and used in our products to perform key functions. We cannot assure you that these third-party licenses will continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in shipment delays or reductions until equivalent firmware is developed, identified, licensed and integrated which would seriously harm our business. See "Risk Factors --Our Intellectual Property May Not Be Adequately Protected, And Our Products May Infringe Upon The Intellectual Property Rights Of Third Parties."

Employees

  As of June 30, 1999, we employed 228 persons, including 71 in sales and marketing, 69 in research and development, 32 in customer service and support, 25 in manufacturing operations, and 31 in general and administrative functions. We also contract with consultants who provide us short and long-term services in various areas of our business.

Facilities
  Each of the facilities we occupy is leased for a term of one to nine years. We believe that our existing facilities are adequate for our current needs and that additional space sufficient to meet our needs for the foreseeable future will be available on reasonable terms. Since our California facilities are located near major earthquake fault lines, in the event of a major earthquake, our business could be seriously harmed.

  We currently lease:

  . 49,000 square feet of office space for our headquarters in Alameda, California. This site is used for research and development, administration, customer service and sales and marketing activities. We have leased this facility for a five-year term, expiring on December 31, 2002. We have a five-year renewal option on this facility which, if exercised, would commence on January 1, 2003. As a result of the sale of the LAN Division, we have provided a reserve against the remaining term of this lease related to the space that the LAN Division occupied.

  . A portion (currently approximately 14,500 square feet) of a 29,000 square foot warehouse in San Leandro, California to accommodate our distribution center, where we receive and maintain our inventory and ship our products. This facility is currently subleased from Farallon, an affiliate of Gores, for a term expiring on December 31, 2002.

  . 7,000 square feet of research and development office space in Lawrence, Kansas. This facility is currently leased for a one-year term, expiring on June 30, 2000.

  . 4,500 square feet of sales office space in Dallas, Texas for our software telesales group. The facility is currently leased for a five-year term, expiring on July 31, 2003.

  . 4,250 square feet of office space in Orem, Utah for a research and product development group. The facility is currently leased for a three-year term, expiring February 28, 2002.

  . Other office space with less than 2,000 square feet per location in Paris, France; Neunkirchen am Brand, Germany; Maastricht, The
    Netherlands; Springfield, Virginia; and San Jose, California used primarily for sales and research and development.

Legal Proceedings

  From time to time we are involved in litigation incidental to the conduct of our business. We are not party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

                                   Management

Officers and Directors

  Our executive officers and directors, and their ages as of June 30, 1999, are as follows:

Name                            Age                  Position
----                            ---                  --------
Alan B. Lefkof (1).............  46    President, Chief Executive Officer and
                                       Director
James A. Clark.................  42    Vice President and Chief Financial Officer
Didier Cop.....................  44    Vice President Marketing and International,
                                       Internet Equipment
Mary Felice Crowe..............  51    Vice President Engineering, Web Site
                                       Services
David A. Kadish................  46    Vice President and General Counsel
Thomas A. Skoulis..............  43    Senior Vice President and General Manager,
                                       Timbuktu Products
Michael P. Trupiano............  43    Senior Vice President and General Manager,
                                       Internet Equipment
Vickie L. Welch................  44    Vice President Marketing, Web Site Services
Reese M. Jones.................  40    Chairman of the Board of Directors
David F. Marquardt (2)(3)......  50    Director
James R. Swartz (3)............  56    Director

-----------------
(1) Member of the Stock Option Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

  Mr. Lefkof. Alan B. Lefkof joined Netopia as President in August 1991 and has been Chief Executive Officer since November 1994. Prior to joining Netopia, Mr. Lefkof spent over nine years at GRiD Systems, a manufacturer of laptop computers, where he served as President from October 1989 to August 1991, Chief Financial Officer from March 1987 to September 1989, and Vice President of Marketing from August 1983 to February 1987. Before joining GRiD Systems,
Mr. Lefkof served as a Management Consultant at McKinsey & Company from July 1977 to January 1982. Mr. Lefkof received a B.S. in computer science from the Massachusetts Institute of Technology in 1975 and an M.B.A. from Harvard Business School in 1977.

  Mr. Clark. James A. Clark, Vice President and Chief Financial Officer, joined Netopia in November 1994. Prior to joining Netopia, Mr. Clark was Vice President and Chief Financial Officer at Integral Systems, a developer of large scale, client/server business application software, from November 1985 to November 1994. Before joining Integral Systems, Mr. Clark was Manager of Reporting and International Accounting at MicroPro from April 1984 to November 1985. Mr. Clark received a B.A. in business administration/accounting from California State University at Chico in 1978 and is a Certified Public Accountant.

  Mr. Cop. Didier Cop, Vice President Marketing and International, Internet Equipment, joined Netopia in June 1991. Prior to joining Netopia, Mr. Cop was Sales and Marketing Manager for Mood Media, a multimedia and advertising system company, from August 1990 to May 1991. Before joining Mood Media, Mr. Cop was General Manager for Southern Europe Sales with General Parametrics. Mr. Cop received a degree in business administration from E.S.S.E.C. in France, in 1976.

  Ms. Crowe. Mary Felice Crowe, Vice President Engineering, Web Site Services, joined Netopia in July 1994. Prior to joining Netopia, Ms. Crowe spent six years from 1988 to 1994 at Orion Network Systems as a Software Engineering Manager for SNA connectivity products. Before joining Orion, Ms. Crowe was a software engineer at DCA, SoftSwitch, and Intel. Ms. Crowe received a B.S. in mathematics from Mississippi University for Women in 1969 and an M.A. in mathematics from Vanderbilt University in 1971.

  Mr. Kadish. David A. Kadish, Vice President and General Counsel, joined Netopia in June 1999. Prior to joining Netopia, Mr. Kadish provided legal consulting services to Netopia from September 1997 to June 1999. Mr. Kadish operated an independent legal consulting practice from May 1996 to June 1999. He served as Senior International Counsel and Manager, Intellectual Property Law for the Electric Power Research Institute, Inc., from December 1997 to June 1999. He was Vice President, General Counsel and Secretary of Integral Systems, a developer of large scale, client/server business application software, from September 1987 to April 1996. Mr. Kadish received a B.A. in American history from University of California at Santa Cruz in 1973, an M.A. in American history from Brandeis University in 1974, and a J.D. from Yale University in 1979.

  Mr. Skoulis. Thomas A. Skoulis, Senior Vice President and General Manager, Timbuktu Products, joined Netopia in September 1991. Prior to joining Netopia, Mr. Skoulis held various sales management positions with 3Com from March 1988 to September 1991. Before joining 3Com, Mr. Skoulis also held the position of Senior Sales Representative at Digital Equipment from June 1980 to March 1988. Mr. Skoulis received a B.A. in business administration from Miami University in Oxford, Ohio, in 1980.

  Mr. Trupiano. Michael P. Trupiano, Senior Vice President and General Manager, Internet Equipment, joined Netopia in May 1992. Prior to joining Netopia, Mr. Trupiano was Director of R&D/Product Marketing at Verifone, a transaction processing products company, from January 1989 to May 1992. Before joining Verifone, Mr. Trupiano was Vice President of Engineering at Isix from June 1987 to December 1989, and was Director of Engineering at Amtel Systems from January 1984 to June 1987. Mr. Trupiano received a B.S. in electrical engineering and computer science from Santa Clara University in 1978.

  Ms. Welch. Vickie L. Welch, Vice President Marketing, Web Site Services, joined Netopia in June 1999. Prior to joining Netopia, Ms. Welch held the position of Associate Publisher/Marketing for Network Computing Magazine, CMP Media. Prior to joining CMP Media, Ms. Welch was Vice President, Marketing for MacPublishing LLC, a joint venture between Ziff-Davis Publishing Company and International Data Group. From 1984 to 1996, Ms. Welch worked directly for Ziff-Davis, serving as Marketing Director for PC WEEK, MacUser, Corporate Computing and MacWEEK and Group Marketing Director for the Mac Publications Group and Consumer Media Group. Ms. Welch received a B.S. in journalism and communication studies from the University of Iowa in 1977.

  Mr. Jones. Reese M. Jones, founder of Netopia, has served as Chairman of the Board of Directors of Netopia since inception. Mr. Jones served as Chief Executive Officer of Netopia from the date of Netopia's incorporation in 1986 until Mr. Lefkof was appointed Chief Executive Officer in November 1994. Mr. Jones currently serves on the Board of Directors of a number of privately held companies. Mr. Jones received a B.A. in biophysics from the University of California at Berkeley in 1982.

  Mr. Marquardt. David F. Marquardt has been a director of Netopia since 1990. Mr. Marquardt is a founding General Partner of August Capital, formed in 1995, and has been a General Partner of various Technology Venture Investors (TVI) entities since August 1980. August Capital and the TVI entities are all private venture capital partnerships. Mr. Marquardt currently serves on the Board of Directors of Microsoft, ScanSoft and a number of privately held companies. Mr. Marquardt received a B.S. in mechanical engineering from Columbia University in 1973 and an M.B.A. from Stanford University in 1979.

  Mr. Swartz. James R. Swartz has been a director of Netopia since 1992. Mr. Swartz is a Founding General Partner of Accel Partners, a venture capital firm, which he co-founded in September 1983. Mr. Swartz currently serves on the Board of Directors of Remedy, Polycom, FVC.COM and a number of privately held companies. Mr. Swartz received a B.A. from Harvard College with a concentration in engineering sciences and applied physics and received an M.S. in Industrial Administration from Carnegie Mellon University.

                             Principal Stockholders

  The following table sets forth information known to us regarding beneficial ownership of our common stock as of June 30, 1999, and as adjusted to reflect the sale of shares offered hereby by:

  . Each person who we know to own beneficially more than five percent of our common stock;

  . Each of the named officers;

  . Each of our directors; and

  . All current directors and executive officers as a group.

                                        Shares     Percent Beneficially
 5% Stockholders, Named Officers,    Beneficially     Owned(1)(2)(3)
            Directors,               Owned Prior   ------------------------
    and Directors and Executive         to the       Before        After
        Officers as a Group         Offering(1)(2)  Offering      Offering
 --------------------------------   --------------  --------     ----------
Alan B. Lefkof (4).................     395,625             3.0%          2.5%
James A. Clark (5).................     118,189               *             *
Didier Cop (6).....................      92,443               *             *
Mary Felice Crowe (7)..............      40,280               *             *
David A. Kadish (8)................      18,500               *             *
Thomas A. Skoulis (9)..............      92,377               *             *
Michael P. Trupiano (10)...........     134,264             1.0%            *
Reese M. Jones (11)................   2,328,343            17.9%         15.2%
David F. Marquardt (12)............     116,984               *             *
James R. Swartz (13)...............      81,779               *             *
All directors and executive
 officers as a group, 10
 persons (14)......................   3,418,784            24.6%         21.1%

-----------------
  * Less than 1%.

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

 (2) The number of shares of common stock deemed outstanding prior to this offering includes the shares issuable pursuant to stock options and warrants that may be exercised within 60 days after June 30, 1999. The number of shares of common stock outstanding after this offering includes the 2,300,000 shares of common stock we are offering in this offering.

 (3) Assumes no exercise of the underwriters' over-allotment option.

 (4) Includes options exercisable into 383,625 shares of common stock under the 1996 Stock Option Plan (Option Plan) and 12,000 shares held by the Lefkof Family Trust over which Alan B. Lefkof has shared voting and investment authority.

 (5) Includes options exercisable into 118,189 shares of common stock under the Option Plan.

 (6) Includes options exercisable into 66,055 shares of common stock under the Option Plan.

 (7) Includes options exercisable into 31,517 shares of common stock under the Option Plan.

 (8) Includes options exercisable into 16,500 shares of common stock under the Option Plan.

 (9) Includes options exercisable into 88,377 shares of common stock under the Option Plan.

(10) Includes options exercisable into 134,264 shares of common stock under the Option Plan.

(11) Includes options exercisable into 17,188 shares of common stock under the Option Plan.

(12) Includes options exercisable into 25,000 shares of common stock under the Option Plan.

(13) Includes options exercisable into 25,000 shares of common stock under the Option Plan.

(14) Includes options exercisable into 905,715 shares of common stock under the Option Plan.

                          Description of Capital Stock

General

  We are authorized to issue 25,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation and Bylaws, and by the provisions of applicable Delaware law.

Common Stock

  As of June 30, 1999, there were 12,986,133 shares of common stock outstanding which were held of record by approximately 144 stockholders.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Netopia, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

  The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Netopia without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Warrant

  As of June 30, 1999, there was one warrant outstanding to purchase a total of 60,000 shares of common stock. The warrant is held by UBS Limited, the corporate parent of Warburg Dillon Read LLC, and is currently exercisable.

Anti-takeover Effects of Provisions of our Certificate of Incorporation and Delaware Law

  As described above, under our Amended and Restated Certificate of Incorporation, our Board of Directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Netopia, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of and the voting and other rights of the holders of the common stock. In addition, our Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. These provisions of our Amended and Restated Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control of Netopia. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by them. Such provisions are also designed to discourage certain types of transactions that may involve an actual or threatened change of control of Netopia. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of Netopia. See "Risk Factors--It May Be Difficult For A Third Party To Acquire Us, Even If Doing So Would Be Beneficial To Our Stockholders."

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. Existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, San Francisco, California.

                                  Underwriters

  Netopia and the underwriters for the offering named below, for whom Warburg Dillon Read LLC, BancBoston Robertson Stephens Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Warburg Dillon Read LLC.....................................
   BancBoston Robertson Stephens Inc. .........................
   Volpe Brown Whelan & Company, LLC...........................
                                                                   ---------
    Total......................................................    2,300,000
                                                                   =========

  If the underwriters sell more than the total number of shares set forth in the table above, the underwriters have an option to buy up to an additional 345,000 shares from Netopia to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Netopia. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            Paid by Netopia
                                                       -------------------------
   Per Share                                           No Exercise Full Exercise
   ---------                                           ----------- -------------
   Netopia............................................    $            $
                                                          --------     --------
    Total.............................................    $            $
                                                          ========     ========

  Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the public offering price. If all the shares are not sold at the offering price, the underwriters may change the offering price and the other selling terms.

  Netopia and its directors and executive officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Warburg Dillon Read LLC. This agreement does not apply to issuances or sales by us pursuant to any existing employee benefit plans or upon conversion or exchange of any currently outstanding convertible or exchangeable securities.

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  UBS Limited, the corporate parent of Warburg Dillon Read LLC, holds a currently exercisable warrant to purchase 60,000 shares of common stock.

  We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $675,000.

  We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 Legal Matters

  The validity of the issuance of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    Experts

  The consolidated financial statements and schedule as of September 30, 1998 and 1997 and for each of the years in the three-year period ended September 30, 1998, included or incorporated by reference in this prospectus, have been so included or incorporated by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, included or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      Where You Can Find More Information

  This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, as we have omitted some parts in accordance with the SEC's rules and regulations. For further information about us and the shares being sold in this offering, please refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily a complete description of the provisions of the contract. Copies of the registration statement may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth below.

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the Web at www.sec.gov. Information concerning Netopia, Inc. is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

  1. Our Annual Report on Form 10-K for the fiscal year ended September 30,
     1998.

  2. Our Proxy Statement for our 1999 Annual Meeting.

  3. Our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 1998 and March 31, 1999.

  4. Our Form 8-A filed with the SEC in May 1996.

  If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, 2470 Mariner Square Loop, Alameda, CA 94501. Our phone number is (510) 814-5100.

  You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                 Netopia, Inc.

                         Index to Financial Statements

Report of KPMG LLP, Independent Auditors.................................  F-2

Consolidated Balance Sheets as of September 30, 1998 and 1997............  F-3

Consolidated Statements of Operations for the Years Ended September 30,
 1998, 1997, and 1996....................................................  F-4

Consolidated Statements of Stockholders' Equity for the Years Ended
 September 30, 1998, 1997, and 1996......................................  F-5

Consolidated Statements of Cash Flows for the Years Ended September 30,
 1998, 1997, and 1996....................................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

Condensed Consolidated Balance Sheets at March 31, 1999.................. F-21

Condensed Consolidated Statements of Operations for the Six Months Ended
 March 31, 1999 and 1998................................................. F-22

Condensed Consolidated Statements of Cash Flows for the Six Months Ended
 March 31, 1999 and 1998................................................. F-23

Notes to Condensed Consolidated Financial Statements..................... F-24

                          Independent Auditors' Report

The Board of Directors
Netopia, Inc. and subsidiary:

  We have audited the accompanying consolidated balance sheets of Netopia, Inc. and subsidiary as of September 30, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Netopia, Inc. and subsidiary as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.

                                                  KPMG LLP

San Francisco, California
November 4, 1998, except as to Note 9, which is as of December 17, 1998

                          Netopia, Inc. and Subsidiary

                          Consolidated Balance Sheets

                                                             September 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
                                                            (in thousands,
                                                           except for share
                                                                  and
                                                          per share amounts)
Assets
Current assets:
 Cash and cash equivalents............................... $  19,244  $  14,444
 Short-term investments..................................    22,851     27,192
 Trade accounts receivable less allowance for doubtful
  accounts and returns of $617 and $1,127, respectively..     4,358      8,332
 Royalties receivable....................................       410         --
 Inventories, net........................................     1,591      4,421
 Deferred tax assets.....................................        --      1,463
 Prepaid expenses and other current assets...............       929        790
                                                          ---------  ---------
  Total current assets...................................    49,383     56,642
Note receivable..........................................       900         --
Royalties receivable.....................................     1,372         --
Furniture, fixtures and equipment, net...................     2,068      2,321
Deferred tax assets......................................        --      1,406
Deposits and other assets................................     2,569        632
                                                          ---------  ---------
                                                          $  56,292  $  61,001
                                                          =========  =========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable........................................ $   5,440  $   4,302
 Accrued compensation....................................     1,217      1,237
 Accrued liabilities.....................................     3,468        195
 Deferred revenue........................................       807        874
 Other current liabilities...............................       299         55
                                                          ---------  ---------
  Total current liabilities..............................    11,231      6,663
Long-term liabilities....................................       260        361
                                                          ---------  ---------
  Total liabilities......................................    11,491      7,024
Commitments and contingencies
Stockholders' equity:
 Preferred stock:
 $0.001 par value, 5,000,000 shares authorized; none
  issued or outstanding..................................        --         --
 Common stock:
 $0.001 par value, 25,000,000 shares authorized;
  11,953,908 and 11,492,732 shares issued and outstanding
  at September 30, 1998 and 1997, respectively...........        12         12
 Additional paid-in capital..............................    51,871     50,568
 Deferred compensation...................................        --        (54)
 Retained earnings (deficit).............................    (7,082)     3,451
                                                          ---------  ---------
  Total stockholders' equity.............................    44,801     53,977
                                                          ---------  ---------
                                                          $  56,292  $  61,001
                                                          =========  =========

See accompanying notes to consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                     Consolidated Statements of Operations

                                            Fiscal years ended September 30,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
                                               (in thousands, except for
                                                   per share amounts)
Revenues................................... $   24,836  $   20,170  $   16,718
Cost of revenues...........................      7,955       6,396       3,811
                                            ----------  ----------  ----------
Gross profit...............................     16,881      13,774      12,907
Operating expenses:
 Research and development..................      7,201       7,177       7,603
 Selling and marketing.....................     14,404      11,288       9,410
 General and administrative................      3,380       2,945       2,835
                                            ----------  ----------  ----------
 Total operating expenses..................     24,985      21,410      19,848
                                            ----------  ----------  ----------
  Operating loss...........................     (8,104)     (7,636)     (6,941)
Other income, net..........................      2,222       1,869       1,040
                                            ----------  ----------  ----------
 Loss from continuing operations before
  income taxes.............................     (5,882)     (5,767)     (5,901)
Income tax provision (benefit).............      2,155      (2,217)     (4,619)
                                            ----------  ----------  ----------
  Loss from continuing operations..........     (8,037)     (3,550)     (1,282)
Discontinued operations:
 Income from discontinued operations, net
  of taxes.................................        602       3,021       4,983
 Loss on sale of discontinued operations,
  net of taxes.............................     (3,098)         --          --
                                            ----------  ----------  ----------
  Net income (loss)........................ $  (10,533) $     (529) $    3,701
                                            ==========  ==========  ==========
Per share data, continuing operations:
 Basic and diluted loss per share.......... $    (0.69) $    (0.31) $    (0.13)
                                            ==========  ==========  ==========
 Shares used in the per share
  calculations.............................     11,687      11,335       9,890
                                            ==========  ==========  ==========
Per share data, discontinued operations:
 Basic income per share.................... $     0.05  $     0.27  $     0.50
                                            ==========  ==========  ==========
 Diluted income per share.................. $     0.05  $     0.24  $     0.46
                                            ==========  ==========  ==========
 Common shares used in the calculations of
  basic income per share...................     11,687      11,335       9,890
                                            ==========  ==========  ==========
 Common and common equivalent shares used
  in the calculations of diluted income per
  share....................................     12,830      12,350      10,887
                                            ==========  ==========  ==========
 Basic and diluted per share loss on sale.. $    (0.27) $       --  $       --
                                            ==========  ==========  ==========
 Shares used in the per share calculation..     11,687          --          --
                                            ==========  ==========  ==========
Per share data, net income (loss):
 Basic net income (loss) per share......... $    (0.90) $    (0.05) $     0.37
                                            ==========  ==========  ==========
 Diluted net income (loss) per share....... $    (0.90) $    (0.05) $     0.34
                                            ==========  ==========  ==========
 Common shares used in the calculations of
  basic net income (loss) per share........     11,687      11,335       9,890
                                            ==========  ==========  ==========
 Common and common equivalent shares used
  in the calculations of diluted net income
  (loss) per share.........................     11,687      11,335      10,887
                                            ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                Consolidated Statements of Stockholders' Equity

                           Preferred Stock     Common Stock    Additional Deferred Retained       Total
                          ------------------ -----------------  paid-in   compen-  earnings   stockholders'
                            Shares    Amount   Shares   Amount  capital    sation  (deficit)     equity
                          ----------  ------ ---------- ------ ---------- -------- ---------  -------------
                                             (in thousands, except for share amounts)
Balances, September 30,
 1995...................   5,591,207   $  6   3,624,231  $ 4    $ 23,990    $ --   $    279     $ 24,279
Exercise of stock
 options................          --     --     135,238   --         148      --         --          148
Issuance of common stock
 net of issuance costs
 of $1,222..............          --     --   1,750,000    2      24,812      --         --       24,814
Conversion of preferred
 stock to common stock..  (5,591,207)    (6)  5,591,207    6          --      --         --           --
Issuance of common stock
 for consulting
 services...............          --     --       5,000   --          30      --         --           30
Issuance of common stock
 for rights and
 services...............          --     --      14,285   --         162      --         --          162
Deferred compensation
 related to grant of
 stock options..........          --     --          --   --          90     (90)        --           --
Amortization of deferred
 compensation...........          --     --          --   --          --       9         --            9
Net income..............          --     --          --   --          --      --      3,701        3,701
                          ----------   ----  ----------  ---    --------    ----   --------     --------
Balances, September 30,
 1996...................          --     --  11,119,961   12      49,232     (81)     3,980       53,143
                          ----------   ----  ----------  ---    --------    ----   --------     --------
Exercise of stock
 options................          --     --     194,535   --         443      --         --          443
Issuance of common stock
 under Employee Stock
 Purchase Plan..........          --     --     178,236   --         833      --         --          833
Issuance of stock
 warrants...............          --     --          --   --          60      --         --           60
Amortization of deferred
 compensation...........          --     --          --   --          --      27         --           27
Net loss................          --     --          --   --          --      --       (529)        (529)
                          ----------   ----  ----------  ---    --------    ----   --------     --------
Balances, September 30,
 1997...................          --     --  11,492,732   12      50,568     (54)     3,451       53,977
                          ----------   ----  ----------  ---    --------    ----   --------     --------
Exercise of stock
 options................          --     --     308,019   --         729      --         --          729
Issuance of common stock
 under Employee Stock
 Purchase Plan..........          --     --     153,157   --         604      --         --          604
Amortization of deferred
 compensation...........          --     --          --   --          --      24         --           24
Forfeiture of deferred
 compensation...........          --     --          --   --         (30)     30         --           --
Net loss................          --     --          --   --          --      --    (10,533)     (10,533)
                          ----------   ----  ----------  ---    --------    ----   --------     --------
Balances, September 30,
 1998...................          --   $ --  11,953,908  $12    $ 51,871    $ --   $ (7,082)    $ 44,801
                          ==========   ====  ==========  ===    ========    ====   ========     ========

See accompanying notes to consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                     Consolidated Statements of Cash Flows

                                            Fiscal years ended September 30,
                                            -----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  -----------
                                                     (in thousands)
Cash flows from operating activities:
 Net income (loss)........................  $  (10,533) $     (529) $     3,701
 Adjustments to reconcile net income
  (loss) to net cash provided by (used in)
  operating activities:
  Depreciation and amortization...........         995       1,812        1,757
  Deferred income taxes...................       2,869        (673)      (2,197)
  Amortization of deferred compensation...          24          27            9
  Noncash compensation for services.......          --          60          192
  Changes in allowance for doubtful
   accounts and returns on accounts
   receivable.............................         (40)       (201)          74
  Changes in operating assets and
   liabilities:
  Trade accounts receivable...............       1,549       3,041       (3,522)
  Inventories.............................        (618)      1,874       (1,537)
  Prepaid expenses and other current
   assets.................................        (443)        667         (453)
  Deposits and other assets...............        (127)         49         (186)
  Accounts payable and accrued
   liabilities............................       5,310      (1,508)      (1,563)
  Deferred revenue........................         (67)         87          619
  Other liabilities.......................         155         185         (173)
                                            ----------  ----------  -----------
   Net cash provided by (used in)
    operating activities..................        (926)      4,891       (3,279)
                                            ----------  ----------  -----------
Cash flows from investing activities:
 Purchase of furniture, fixtures and
  equipment...............................        (711)     (1,111)      (2,182)
 Acquisition of trademark license.........      (1,000)         --           --
 Capitalization of software development
  costs...................................        (237)       (350)          --
 Proceeds from sale of discontinued
  operations..............................       2,000          --           --
 Purchase of short-term investments.......     (47,706)    (35,900)    (124,337)
 Proceeds from the sale of short-term
  investments.............................      52,047      25,943      110,783
                                            ----------  ----------  -----------
   Net cash provided by (used in)
    investing activities..................       4,393     (11,418)     (15,736)
                                            ----------  ----------  -----------
Cash flows from financing activities:
 Proceeds from the issuance of common
  stock, net..............................       1,333       1,061       24,962
                                            ----------  ----------  -----------
   Net cash provided by financing
    activities............................       1,333       1,061       24,962
                                            ----------  ----------  -----------
Net increase (decrease) in cash and cash
 equivalents..............................       4,800      (5,466)       5,947
Cash and cash equivalents, beginning of
 year.....................................      14,444      19,910       13,963
                                            ----------  ----------  -----------
Cash and cash equivalents, end of year....  $   19,244  $   14,444  $    19,910
                                            ==========  ==========  ===========
Supplemental disclosures of cash flow
 activities:
 Income taxes paid........................  $      193  $      289  $     1,050
                                            ==========  ==========  ===========
Supplemental disclosures of noncash
 investing and financing activities:
 Accrual of stock option deferred
  compensation............................  $       --  $       --  $        90
                                            ==========  ==========  ===========
 Issuance of warrants for consulting
  services................................  $       --  $       60  $        --
                                            ==========  ==========  ===========
 Issuance of common stock for consulting
  services................................  $       --  $       --  $        30
                                            ==========  ==========  ===========
 Issuance of common stock and redeemable
  common stock for rights and services....  $       --  $       --  $       162
                                            ==========  ==========  ===========
 Tax benefit of stock options exercised...  $       --  $      215  $        --
                                            ==========  ==========  ===========
 Note receivable from sale of discontinued
  operations..............................  $      888  $       --  $        --
                                            ==========  ==========  ===========
 Royalties receivable from sale of
  discontinued operations.................  $    1,782  $       --  $        --
                                            ==========  ==========  ===========
 Note issued for other assets.............  $      800  $       --  $        --
                                            ==========  ==========  ===========

See accompanying notes to consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                   Notes to Consolidated Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

  Nature of Business

  Netopia, Inc. (the Company) develops, markets, and supports high-speed, multi-user Internet connectivity products, Web site software and services, and collaboration software.

  Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary located in France. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash Equivalents and Short-Term Investments

  Cash equivalents consist of instruments with purchased maturities of 90 days or less. Certain cash equivalents and all of the Company's investments are classified as available-for-sale under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The securities are carried at fair value, which approximates cost.

  The amortized cost of available-for-sale debt securities are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other income, net. Realized gains and losses, and declines in value judged to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income, net.

  Cash equivalents and short-term investments classified as available-for-sale as of September 30, 1998 and 1997, consisted of the following (in thousands):

                                                                 September 30,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
   U.S. Treasury Securities and obligations of
    U.S. Government agencies................................... $10,554 $ 8,193
   Corporate debt..............................................   3,997  22,526
   Commercial paper............................................  21,567   7,102
                                                                ------- -------
                                                                $36,118 $37,821
                                                                ======= =======

  The available-for-sale securities as of September 30, 1998 were all due in one year or less.

  Expected maturities may differ from contractual maturities because issuers of the securities may have the right to prepay obligations without penalties.

  Revenue Recognition

  The Company recognizes revenue from sales of its hardware products upon shipment of the product. The Company recognizes revenues from licenses of computer software provided that a firm purchase order has been received, the software and related documentation have been shipped,

                          Netopia, Inc. and Subsidiary
collection of the resulting receivable is deemed probable, and no other significant vendor obligations exist. Patent revenue is recognized upon the licensing of the rights to the patent. Maintenance and service revenues are recognized over the period in which services are provided. Certain of the Company's sales are made to customers under agreements permitting right of return for stock balancing and price protection. Revenue is recorded net of an estimated allowance for returns. Revenues and Cost of Revenues are broken down as follows (in thousands):

                                                              September 30,
                                                         -----------------------
                                                          1998    1997    1996
                                                         ------- ------- -------
   Revenues:
    Hardware products................................... $10,884 $ 8,134 $ 3,741
    Software products...................................  13,952  12,036  12,977
                                                         ------- ------- -------
                                                         $24,836 $20,170 $16,718
                                                         ======= ======= =======
   Cost of revenues:
    Hardware products................................... $ 7,064 $ 5,258 $ 2,584
    Software products...................................     891   1,138   1,227
                                                         ------- ------- -------
                                                         $ 7,955 $ 6,396 $ 3,811
                                                         ======= ======= =======

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 97-2, Software Revenue Recognition (SOP 97-2). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products, including specified upgrades or enhancements generally is recognized upon delivery of the products. The revenue allocated to post contract customer support generally is recognized ratably over the term of the support, and revenue allocated to service elements generally is recognized as the services are performed. If evidence of the fair value for all elements of the arrangement does not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. SOP 97-2 will be adopted by the Company effective October 1, 1998. We do not expect the adoption of SOP 97-2 will have a material impact on our consolidated results of operations.

  Concentrations of Credit Risk

  Financial instruments that potentially expose the Company to concentrations of credit risk principally consist of cash, cash equivalents, short-term investments, and accounts receivable.

  The Company limits the amounts invested in any one type of investment. The Company maintains its cash investments with two financial institutions. Management believes the financial risks associated with such deposits are minimal.

  The Company sells its products primarily through distributors and other large scale resellers. Sales are generally not collateralized, credit evaluations are performed as appropriate, and allowances are provided for estimated credit losses. Historically, the Company has not experienced significant losses on trade receivables from any particular customer, industry, or geographic region.

                          Netopia, Inc. and Subsidiary

  Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

  Furniture, Fixtures, and Equipment

  Furniture, fixtures, and equipment are stated at cost. Depreciation is calculated using the straight-line method over the shorter of estimated useful lives or related lease terms ranging from one to seven years.

  Impairment of Long-Lived Assets

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in fiscal 1997. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value amount or the fair value less costs to sell. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations, or liquidity.

  Software Development Costs

  Research and development costs include costs related to software products that are expensed as incurred until the technological feasibility of the product has been established. The Company has defined technological feasibility as completion of a working model. After technological feasibility is established, any additional software development costs are capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Product development costs capitalized are amortized over a future period. Amortization of capitalized product development costs is computed on a straight-line basis over the estimated economic life of the product, which is generally 1-2 years. All other research and development expenditures are charged to research and development expense in the period incurred. During fiscal 1998, 1997 and 1996, $237,000, $350,000 and $0, respectively, of product development cost incurred subsequent to delivery of a working model, under a development agreement with a third party, have been capitalized.

  Advertising Costs

  The Company expenses advertising costs as incurred. Advertising expense was $1.3 million, $1.0 million and $845,000 for fiscal 1998, 1997 and 1996, respectively.

  Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates

                          Netopia, Inc. and Subsidiary
expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to the extent such deferred tax assets may not be realized.

  Stock-Based Compensation

  The Company has elected to continue to use the intrinsic value-based method as allowed under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for all of its stock-based employee compensation plans. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to disclose the pro forma effects on operating results as if the Company had elected to use the fair value approach to account for all its stock-based employee compensation plans.

  Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Per Share Calculations

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128 established standards for the computation, presentation and disclosure of earnings per share (EPS) and also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. SFAS No. 128 became effective for the Company's consolidated financial statements for quarterly and annual periods beginning October 1, 1997, and requires restatement of EPS for periods prior to the effective date.

  Basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the period and dilutive common equivalent shares from options and warrants outstanding during the period. No common equivalent shares are included for loss periods as they would be anti-dilutive. Dilutive common equivalent shares consist of stock options and stock warrants.

  In conjunction with the Company's adoption of SFAS No. 128, the Company also adopted the provisions of Staff Accounting Bulletin (SAB) No. 98, issued in February 1998. Accordingly, shares previously included pursuant to SAB No. 83 have been omitted from both basic and diluted net income per share amounts. Prior periods have been restated to conform to SFAS No. 128.

  Potential common shares have been excluded from the computation of diluted EPS for fiscal 1998 and 1997 since their effect on EPS is antidilutive due to the losses incurred in each period. Consequently, the number of shares in the computations of basic and diluted EPS is the same for each period. Potential common shares which were excluded from the computation of diluted EPS consisted of options to purchase common stock totaled 3,520,899 shares in fiscal 1998 and 2,867,200 shares in fiscal 1997.

                          Netopia, Inc. and Subsidiary

                                            Years ended September 30,
                                            ---------------------------
                                              1998      1997     1996
                                            --------  --------  -------
                                            (in thousands, except for
                                               per share amounts)
Computation of basic net income (loss) per
 share:
 Net income (loss)......................... $(10,533) $   (529) $ 3,701
                                            ========  ========  =======
 Weighted average number of common shares
  outstanding..............................   11,687    11,335    9,890
                                            ========  ========  =======
 Basic net income (loss) per share......... $  (0.90) $  (0.05) $  0.37
                                            ========  ========  =======
Computation of diluted net income (loss)
 per share:
 Net income (loss)......................... $(10,533) $   (529) $ 3,701
                                            ========  ========  =======
 Weighted average number of common shares
  outstanding..............................   11,687    11,335    9,890
 Number of dilutive common stock
  equivalents -- stock options.............       --        --      997
                                            --------  --------  -------
 Shares used in per share calculation......   11,687    11,335   10,887
                                            ========  ========  =======
 Diluted net income (loss) per share....... $  (0.90) $  (0.05) $  0.34
                                            ========  ========  =======

  Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information which are effective for the Company beginning with the fiscal year ended September 30, 1999. SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components which will be presented in association with a company's financial statements. Comprehensive income is defined as the change in a business enterprise's equity during the period arising from transactions, events or circumstances relating to non-owner sources, such as foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. SFAS No. 131 establishes annual and interim reporting standards relating to the disclosure of an enterprise's business segments, products, services, geographic areas and major customers. Adoption of these standards is not expected to have a material effect on the Company's consolidated financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated and accounted for as (a) a firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. This statement will be effective for all annual and interim periods for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of SFAS No. 133 will have a material effect on the financial position of the Company.

  In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1

                          Netopia, Inc. and Subsidiary
requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 will have a material impact on its results of operations.

(2) Discontinued Operations

  On August 5, 1998, the Company sold its Farallon Local Area Networking (LAN) Division (the LAN Division) including the LAN Division's products, accounts receivable, inventory, property and equipment, intellectual property and other related assets to Farallon Communications, Inc. (Farallon), formerly known as Farallon Networking Corporation, a Delaware corporation and an affiliate of Gores Technology Group (Gores). The consideration the Company received for the sale of the LAN Division consisted of the following (in thousands):

     Cash................................................................ $2,000
     Note receivable.....................................................    888
     Royalties receivable................................................  1,782
     Warrants............................................................    189
                                                                          ------
                                                                          $4,859
                                                                          ======

  The note receivable is for $1.0 million payable on July 31, 2000, bearing interest at 8% per annum. The value of the note has been discounted to reflect a rate of 15%, the assumed fair market rate of interest for a similar financial instrument.

  The royalties receivable are based upon Farallon's total annual revenues over each of the next five fiscal years ending on July 31, 2003. If total annual revenues of at least $15.0 million are reached, the royalty rate applies to total revenues, including the first $15.0 million. The royalties to be received are based on the following schedule:

                                                               Royalty Rate on
                                                               Total Farallon
            If Farallon Revenues are:                          Revenue Equals
            -------------------------                          ---------------
                 (in thousands)

                Less than $15,001                                   0.0%
                 $15,001-$16,000                                    1.5%
                 $16,001-$17,000                                    2.5%
              greater than $17,000                                  5.0%

  The value of the royalties accrued at the close of the transaction was based upon the present value of the Company's assumptions as to the projected future revenue of the LAN Division. Royalties accrued; however, have not been recorded to the extent that total consideration on the transaction exceeds the net asset value of the LAN Division assets being sold.

  Additionally, the Company received and valued warrants to purchase up to 5% of the equity of Farallon as of the closing of the transaction.

  The disposition of the LAN Division in August 1998 has been accounted for as a discontinued operation in accordance with APB Opinion No. 30, and prior period consolidated financial statements have been restated to reflect the LAN Division's operations as a discontinued operation. Revenue from discontinued operations was $15.1 million, $32.0 million, and $44.9 million, respectively, in fiscal 1998, 1997, and 1996. The income from discontinued operations of $602,000, $3.0 million, and

                          Netopia, Inc. and Subsidiary

$5.0 million in fiscal 1998, 1997, and 1996, respectively, represents operating income, net of taxes, of the discontinued operation. The loss on sale of discontinued operations of $3.1 million in fiscal 1998 is principally comprised of the transaction expenses and costs incurred and accrued as a result of the sale of the LAN Division. Such expenses are directly attributable to the sale transaction and are primarily related to reserves taken against the lease of the Company's Alameda, California headquarters, investment advisory, legal and accounting fees and certain expenses related to employees of the LAN Division. Of the amount recorded as a loss on the sale of discontinued operations, $2.5 million is included in accrued liabilities at September 30, 1998. Such accrual consists of $1.7 million of facility costs, approximately $300,000 in employee-related costs and other costs consisting primarily of services fees of approximately $500,000. As of September 30, 1998, the Company has recorded a payable to Farallon for $736,000 related to LAN Division receivables collected subsequent to the sale of the LAN Division. The following approximates assets and liabilities of the LAN Division which are included in the consolidated balance sheet as of September 30, 1997 (in thousands):

                                                                         1997
                                                                        -------
     Accounts receivable, net.......................................... $ 4,832
     Inventory.........................................................   3,247
     Prepaid expenses and other current assets.........................     209
     Property and equipment............................................     359
     Deposits and other assets.........................................      54
                                                                        -------
       Total...........................................................   8,701
     Other liabilities.................................................  (1,970)
                                                                        -------
       Net assets...................................................... $ 6,731
                                                                        =======

(3) Inventories

  Inventories consisted of the following (in thousands):

                                                                  September 30,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
     Raw materials and work in process........................... $1,080 $1,966
     Finished goods..............................................    511  2,455
                                                                  ------ ------
                                                                  $1,591 $4,421
                                                                  ====== ======

(4) Furniture, Fixtures, and Equipment

  Furniture, fixtures, and equipment consisted of the following (in thousands):

                                                               September 30,
                                                              -----------------
                                                               1998      1997
                                                              -------  --------
     Office equipment........................................ $ 2,457  $  3,263
     Furniture and fixtures..................................   1,186     1,367
     Computers...............................................   7,757     7,954
     Leasehold improvements..................................     540       521
                                                              -------  --------
                                                               11,940    13,105
     Accumulated depreciation and amortization...............  (9,872)  (10,784)
                                                              -------  --------
                                                              $ 2,068  $  2,321
                                                              =======  ========

                          Netopia, Inc. and Subsidiary

(5) Income Taxes

  Total income tax expense for the years ended September 30, 1998, 1997 and 1996 are allocated as follows (in thousands):

                                                           September 30,
                                                       -----------------------
                                                        1998   1997     1996
                                                       ------ -------  -------
     Continuing operations............................ $2,155 $(2,217) $(4,619)
     Discontinued operations..........................    385   1,932    3,186
                                                       ------ -------  -------
                                                       $2,540 $  (285) $(1,433)
                                                       ====== =======  =======

  Income tax expense (benefit) related to continuing operations consisted of the following (in thousands):

                                                         September 30,
                                                     ------------------------
                                                      1998    1997     1996
                                                     ------  -------  -------
     Current:
      Federal....................................... $ (596) $(1,753) $(2,714)
      State.........................................   (118)      (6)     244
      Foreign.......................................     --       --       48
                                                     ------  -------  -------
                                                       (714)  (1,759)  (2,422)
                                                     ------  -------  -------
     Deferred:
      Federal.......................................  2,191     (378)  (1,814)
      State.........................................    678     (295)    (383)
                                                     ------  -------  -------
                                                      2,869     (673)  (2,197)
     Charge in lieu of taxes attributable to
      employer stock option plans...................     --      215       --
                                                     ------  -------  -------
         Total...................................... $2,155  $(2,217) $(4,619)
                                                     ======  =======  =======

  Income tax expense (benefit) related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                          September 30,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
     Computed "expected" tax (benefit) of 34%......  $(2,000) $(1,960) $(2,006)
     Change in valuation allowance for deferred tax
      assets.......................................    5,459      512   (2,295)
     Tax exempt interest income....................       --     (163)      --
     Research credits..............................     (770)    (172)     (72)
     State tax and other, net......................     (534)    (434)    (246)
                                                     -------  -------  -------
                                                     $ 2,155  $(2,217) $(4,619)
                                                     =======  =======  =======

                          Netopia, Inc. and Subsidiary

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below (in thousands):

                                                                September 30,
                                                                ---------------
                                                                 1998     1997
                                                                -------  ------
   Deferred tax asset:
    Reserves and accruals not currently deductible............. $ 1,010  $1,541
    Deferred rent..............................................     119      16
    Research and other credits.................................   1,782   1,012
    Alternative minimum tax credit carryforward................      --     183
    Tangible and intangible assets.............................     349     462
    Net operating losses.......................................   2,377      --
    State tax and other, net...................................     957     167
                                                                -------  ------
       Total gross deferred assets.............................   6,594   3,381
   Less valuation allowance....................................  (6,594)   (512)
                                                                -------  ------
       Net deferred tax assets................................. $    --  $2,869
                                                                =======  ======

  The net change in the total valuation allowance for the years ended September 30, 1998 and 1997 was increases of $6,082,000 and $512,000, respectively.

  At September 30, 1998, the Company believed that based upon available objective evidence, there was sufficient uncertainty regarding the realizability of its deferred tax assets to warrant a full valuation allowance. The factors considered included the relative shorter life cycles in the high technology industry and the uncertainty of longer-term taxable income estimates related thereto and as a result of the sale of the historically profitable LAN Division.

  At September 30, 1997, the Company believed that based upon the then available objective evidence, there was sufficient uncertainty regarding the realizability of certain of its tax assets to warrant a partial valuation allowance, primarily related to the expected realizability of its research credit carryforwards. The factors considered included the relative shorter product life cycles in the high technology industry and the uncertainty of longer-term taxable income estimates related thereto and limits on the carryback potential for realizing deferred tax assets.

  At September 30, 1996, the Company believed that due to the demonstrated market acceptance of its products over the previous year, the uncertainty regarding the realizability of its deferred tax assets had diminished to the point where it was more likely than not that the deferred tax asset at such date would be realized, and, as such, the previously established valuation allowance was reversed in fiscal 1996.

  At September 30, 1998, the Company had net operating loss carryforwards of approximately $6.0 million for federal tax purposes and $4.5 million for state tax purposes. If not earlier utilized, the federal net operating loss carryforwards will expire in 2018 and the state net operating loss carryforwards will expire in 2003. At September 30, 1998, the Company had research credit carryforwards of approximately $1.4 million for federal tax purposes and $280,000 for state tax purposes. If not earlier utilized, the federal research credit carryforwards will expire in years 2009 through 2018. Also, the Company had alternative minimum tax credit carryforwards of approximately $92,000. The Company's future ability to utilize the net operating loss carryforwards and research credit carryforwards may be subject to limitations in the event of ownership changes as defined in the Internal Revenue Code of 1986.

                          Netopia, Inc. and Subsidiary

(6) Stockholders' Equity and Stock Option Plan

  On April 23, 1996 the Company was reincorporated in the State of Delaware. The Company's authorized capital consists of 25,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value Preferred Stock.

  Common Stock

  In June 1996, the Company completed the sale of 1,750,000 shares of common stock, which generated net proceeds of approximately $24.8 million.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights.

  Preferred Stock

  Upon the Company's initial public offering of its common stock on June 13, 1996, all shares of issued and outstanding Preferred Stock were converted to 5,591,207 shares of common stock. Following the conversion, the Company had no Preferred Stock outstanding.

  Common Stock Warrants

  Warrants to purchase 60,000 shares of common stock were issued in fiscal 1997 for consulting services provided. The warrants will expire on April 22, 2002. The exercise price of the warrants was $4.00. The Company recognized an expense of $60,000 for the issuance of these warrants.

  Stock Option Plan

  On April 16, 1996, the Board adopted the 1996 Stock Option Plan (the 1996
Plan) providing for the issuance of incentive or non-statutory options to directors, employees, and non-employee consultants. Options are granted at the discretion of the Board of Directors.

  The 1996 Plan succeeds the previous equity incentive program and 4,243,141 shares of the Company's common stock have been authorized under the 1996 Plan. This share reserve is comprised of (i) 294,945 shares available for issuance under the predecessor plan and 1,372,050 shares subject to outstanding options thereunder at March 31, 1996; and (ii) an additional increase of 2,576,146 shares. As of September 30, 1998 the 1996 Plan share reserve of 3,673,640 shares is comprised of (i) 3,520,899 shares subject to outstanding options and
(ii) 152,741 shares available for grant.

  Incentive stock may be granted at not less than 100% of the fair market value per share and non-statutory stock options may be granted at not less than 85% of the fair market value per share at the date of grant as determined by the Board of Directors or committee thereof, except for options granted to a person owning greater than 10% of the total combined voting power of all classes of stock of the Company, for which the exercise price of the options must be not less than 110% of the fair market value.

                          Netopia, Inc. and Subsidiary

  Included in the 1996 Plan is a provision for the automatic grant of non-statutory options to non-employee Board of Director members of 25,000 shares on the effective date of the Company's proposed IPO at the initial offering price. These shares have been granted to three non-employee Board of Director members. Thereafter, each new director will be granted an option to purchase 25,000 shares of common stock on the date they become a Board member of the Company at the then current fair market value. Options issued to Directors are exercisable immediately subject to the Company's right of repurchase. The Company's right to repurchase will lapse ratably over five years or upon the Director's departure from the Board.

  The Board of Directors, on July 24, 1996, unanimously amended the Notice of Grant to provide for a four year vesting schedule commencing on the date of the grant. Grants prior to that date normally vest over five years commencing on the date of the grant.

  The Company has recorded deferred compensation of $90,000 for the difference between the grant price and the deemed fair value of the common stock underlying options granted in October and December of 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Amortization of deferred compensation is being charged to operating expense. The balance has been fully amortized as of September 30, 1998.

  In 1990, the Company effected a recapitalization whereby each share of the Company's common stock outstanding or reserved for issuance upon exercise of options was converted into a unit for one share of common stock and one share of Series A Preferred Stock. The options relating to these units are included in the table below. In January 1997, the Company repriced 180,840 outstanding options to $5.63, no directors or officers of the Company received repriced options. The options relating to this action are reflected in the table below.

  The following table summarizes activity under the 1996 Plan (and its predecessor):

                                               Incentive Stock Options
                                        ---------------------------------------
                                                                    Weighted
                                        Number of                   Average
                                         Options    Price Range  Exercise Price
                                        ---------  ------------- --------------
Outstanding as of September 30, 1995... 1,350,539  $1.00 -  1.60     $1.19
Options granted........................   518,975   1.60 - 16.00      9.07
Options exercised......................  (135,238)  1.00 -  1.60      1.10
Options cancelled......................  (132,971)  1.00 - 12.50      2.58
                                        ---------
Outstanding as of September 30, 1996... 1,601,305   1.00 - 16.00      3.64
Options granted........................ 1,787,365   4.00 - 13.25      5.36
Options exercised......................  (194,535)  1.00 - 11.25      1.17
Options cancelled......................  (326,935)  1.00 - 15.00      8.53
                                        ---------
Outstanding as of September 30, 1997... 2,867,200   1.00 - 16.00      4.32
Options granted........................ 1,409,425   4.38 -  8.19      5.51
Options exercised......................  (312,090)  1.00 - 11.25      2.40
Options cancelled......................  (443,636)  1.20 - 10.50      4.80
                                        ---------
Outstanding as of September 30, 1998... 3,520,899  $1.00 - 16.00      4.90
                                        =========
Exercisable............................ 1,338,228                    $3.88
                                        =========

                          Netopia, Inc. and Subsidiary

  The following table summarizes information about stock options outstanding at September 30, 1998:

                                    Options Outstanding              Options Exercisable
                            ------------------------------------ ---------------------------
                              Number of    Weighted-                Number
                             outstanding    average    Weighted-  exercisable  Weighted-
                            shares as of   remaining    average      as of      average
      Range of exercise     September 30, contractual  exercise  September 30, exercise
            prices              1998      life (years)   price       1998        price
      -----------------     ------------- ------------ --------- ------------- ---------
   $1.00...................     251,577       2.86      $ 1.00       251,577    $ 1.00
    1.20...................     270,746       5.48        1.20       219,651      1.20
    1.60 - 4.00............     300,641       7.51        2.96       165,889      2.71
    4.25 - 4.50............     418,437       8.89        4.39       120,737      4.38
    4.63 - 5.19............     347,406       9.62        4.72        69,708      4.63
    5.25 - 5.63............     608,056       8.73        5.35       207,309      5.37
    5.69...................     620,500       9.53        5.69        69,131      5.69
    5.75 - 6.75............     393,761       8.30        6.37       172,689      6.37
    7.13 - 11.25...........     234,775       9.42        7.81        31,537      9.02
    16.00..................      75,000       7.70       16.00        30,000     16.00
                              ---------       ----      ------     ---------    ------
   $1.00 - 16.00...........   3,520,899       8.18      $ 4.90     1,338,228    $ 3.88
                              =========       ====      ======     =========    ======

  1996 Employee Stock Purchase Plan

  On April 16, 1996, the Board adopted the 1996 Employee Stock Purchase Plan (the Purchase Plan) and reserved 300,000 shares of common stock for issuance under the Purchase Plan. To date an additional 300,000 shares have been approved for issuance under the Purchase Plan. As of September 30, 1998, 331,393 shares have been issued under the Purchase Plan.

  Pro Forma Disclosure -- Compensatory Stock Arrangements

  Stock options are granted at not less than the fair market value of the common stock on the date of grant. All options expire no later than 10 years from the date of grant. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation, which was issued in October 1995. As permitted by the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans.

  If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date and the fair value of shares purchased under the plan as prescribed by SFAS No. 123, net income (loss) and per share results would have been the pro forma amounts indicated in the table below (in thousands, except per share amounts):

                                                          September 30,
                                                     -------------------------
                                                       1998     1997     1996
                                                     --------  -------  ------
   Net income (loss) -- as reported................. $(10,533) $  (529) $3,701
   Net income (loss) -- pro forma...................  (13,384)  (1,109)  3,492
   Basic net income (loss) per share -- as
    reported........................................ $  (0.90) $ (0.05) $ 0.37
   Basic net income (loss) per share -- pro forma...    (1.15)   (0.10)   0.35
   Diluted net income (loss) per share -- as
    reported........................................ $  (0.90) $ (0.05) $ 0.34
   Diluted net income (loss) per share -- pro
    forma...........................................    (1.15)   (0.10)   0.32

                          Netopia, Inc. and Subsidiary

  The effect on net income (loss) and net income (loss) per share is not expected to be indicative of the effects on results in future years.

  The effect of applying SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported net income (loss) for the future years because pro forma net income (loss) reflects compensation costs only for stock options granted in fiscal 1998, 1997 and 1996. The fair value of options granted during fiscal 1998 under SFAS No. 123 was $4,906,099.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable while the Company's employee stock options have characteristics significantly different from those of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value of each option grant and share purchased under the Purchase Plan are estimated on the date of grant or share purchase using the Black-Scholes option-pricing model with the following assumptions:

                                                      Years ended September 30,
                                                      --------------------------
                                                        1998     1997     1996
                                                      -------- -------- --------
     Expected volatility.............................      84%      70%      70%
     Risk-free interest rate.........................    4.25%    5.60%    5.60%
     Expected dividend yield.........................       --       --       --

  The expected lives of options under the Employee Stock Option and Employee Stock Purchase Plans are estimated at four years and six months, respectively.

(7) Commitments and Contingencies

  Leases

  The Company conducts its operations in leased facilities and with equipment under operating lease agreements expiring at various dates through 2002.

  The following is a schedule of future minimum rental payments required under these leases that have initial or remaining non-cancelable lease terms in excess of one year (in thousands):

        Year ending September 30,
        -------------------------
        1999............................................................. $1,210
        2000.............................................................  1,114
        2001.............................................................  1,116
        2002.............................................................  1,111
        2003.............................................................     55
        thereafter.......................................................     42
                                                                          ------
          Total minimum lease payments................................... $4,648
                                                                          ======

  Total rental expense for all operating leases amounted to approximately $1,244,000, $1,157,000 and $1,117,000 for the years ended September 30, 1998,
1997 and 1996, respectively.

                          Netopia, Inc. and Subsidiary

  Litigation

  The Company is involved in various legal matters that have arisen in the normal course of business. Management believes, after consultation with counsel, any liability that may result from the disposition of such legal matters will not have a material adverse effect on the Company's operating results and financial condition.

  Plan for Savings and Investments

  The Company maintains a plan for savings and investments under which eligible employees may contribute up to 15% of their annual compensation. In addition, the Company may make discretionary retirement contributions to the plan. No discretionary retirement contributions were made in any period presented.

(8) Significant Customers and Revenue by Geographic Region

  During the years ended September 30, 1998, 1997 and 1996, one customer accounted for approximately 12%, 14% and 12%, respectively, of total net revenues. No other customers have accounted for 10% or more of the Company's total revenue for the last three fiscal years.

  Revenues outside of the United States are primarily export sales denominated in United States dollars. Revenue by geographic region is as follows (in thousands):

                                                      Years ended September 30,
                                                      --------------------------
                                                        1998     1997     1996
                                                      -------- -------- --------
   United States..................................... $ 16,670 $ 14,637 $ 13,412
   Europe............................................    6,215    3,929    1,769
   Asia/Pacific......................................    1,175    1,018    1,219
   Canada............................................      706      542      308
   Latin America.....................................       70       44       10
                                                      -------- -------- --------
     Total revenues.................................. $ 24,836 $ 20,170 $ 16,718
                                                      ======== ======== ========

  The Company has no material operating assets outside the United States.

(9) Subsequent Event

  On December 17, 1998, the Company signed a definitive agreement and closed a transaction to purchase Serus LLC (Serus), a Utah limited liability company. Serus is a developer of Java-based Web site editing software products. Upon completion of the development of such products, Netopia intends to market the products both independently and along with its Web site and site server products. As per the Serus Asset Purchase Agreement by and among Netopia, Inc. and Serus LLC (the Purchase Agreement), Netopia will acquire substantially all of the assets and assume certain liabilities of Serus and existing operations which include in-process research and development. The maximum aggregate purchase price of the Serus transaction is approximately $7.0 million including
(i) $3.0 million of cash, (ii) 409,556 shares of the Company's common stock, and (iii) a $1.0 million earnout opportunity based upon certain criteria as set forth in the Purchase Agreement.

                          Netopia, Inc. and Subsidiary

                     Condensed Consolidated Balance Sheets

                                                                  March 31,
                                                                    1999
                                                              -----------------
                                                                 (unaudited)
                                                               (in thousands,
                                                               except for share
                                                                and per share
                                                                   amounts)
Assets
Current assets:
 Cash and cash equivalents...................................     $ 16,706
 Short-term investments......................................       15,246
 Trade accounts receivable less allowance for doubtful
  accounts and returns of $629...............................        8,253
 Royalties receivable........................................          410
 Inventories, net............................................        1,527
 Prepaid expenses and other current assets...................          901
                                                                  --------
  Total current assets.......................................       43,043
Note receivable..............................................          978
Royalties receivable.........................................        1,372
Furniture, fixtures and equipment, net.......................        2,163
Intangible assets............................................        2,725
Deposits and other assets....................................        2,220
                                                                  --------
                                                                  $ 52,501
                                                                  ========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable............................................     $  5,080
 Accrued compensation........................................        1,730
 Accrued liabilities.........................................        2,013
 Deferred revenue............................................        1,183
 Other current liabilities...................................          104
                                                                  --------
  Total current liabilities..................................       10,110
Long-term liabilities........................................          371
                                                                  --------
  Total liabilities..........................................       10,481
Commitments and contingencies
Stockholders' equity:
 Preferred stock:
 $0.001 par value, 5,000,000 shares authorized; none issued
  or outstanding.............................................           --
 Common stock:
 $0.001 par value, 25,000,000 shares authorized; 12,641,439
  shares issued and outstanding at March 31, 1999............           13
 Additional paid-in capital..................................       56,068
 Retained deficit............................................      (14,061)
                                                                  --------
  Total stockholders' equity.................................       42,020
                                                                  --------
                                                                  $ 52,501
                                                                  ========

See accompanying notes to unaudited condensed consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                Condensed Consolidated Statements of Operations

                                                         Six months ended
                                                             March 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
                                                            (unaudited)
                                                       (in thousands, except
                                                       for per share amounts)

Revenues............................................. $    18,458  $    11,715
Cost of revenues.....................................       6,450        3,579
                                                      -----------  -----------
 Gross profit........................................      12,008        8,136
Operating expenses:
 Research and development............................       4,331        3,602
 Selling and marketing...............................       9,589        6,639
 General and administrative..........................       1,681        1,596
 Acquired in-process research and development........       4,205           --
 Amortization of goodwill............................         181           --
                                                      -----------  -----------
  Total operating expenses...........................      19,987       11,837
                                                      -----------  -----------
  Operating loss.....................................      (7,979)      (3,701)
Other income, net....................................       1,000        1,137
                                                      -----------  -----------
 Loss from continuing operations before income
  taxes..............................................      (6,979)      (2,564)
Income tax benefit...................................          --         (915)
                                                      -----------  -----------
 Loss from continuing operations.....................      (6,979)      (1,649)
Discontinued operations, net of taxes................          --          251
                                                      -----------  -----------
  Net loss........................................... $    (6,979) $    (1,398)
                                                      ===========  ===========
Per share data, continuing operations:
 Basic and diluted loss per share.................... $     (0.56) $     (0.14)
                                                      ===========  ===========
 Shares used in the per share calculations...........      12,386       11,567
                                                      ===========  ===========
Per share data, discontinued operations:
 Basic income per share.............................. $        --  $      0.02
                                                      ===========  ===========
 Diluted income per share............................ $        --  $      0.02
                                                      ===========  ===========
 Common shares used in the calculations of basic
  income per share...................................          --       11,567
                                                      ===========  ===========
 Common and common equivalent shares used in the
  calculations of diluted income per share...........          --       12,619
                                                      ===========  ===========
Per share data, net loss:
 Basic and diluted net loss per share................ $     (0.56) $     (0.12)
                                                      ===========  ===========
 Shares used in the per share calculations...........      12,386       11,567
                                                      ===========  ===========

See accompanying notes to unaudited condensed consolidated financial statements.

                          Netopia, Inc. and Subsidiary

                Condensed Consolidated Statements of Cash Flows

                                                  Six months ended March 31,
                                                  ----------------------------
                                                      1999           1998
                                                  -------------  -------------
                                                          (unaudited)
                                                        (in thousands)
Cash flows from operating activities:
Net loss........................................  $      (6,979) $      (1,398)
Adjustments to reconcile net loss to net cash
 used in operating activities:
 Depreciation and amortization..................          1,393            736
 Amortization of deferred compensation..........             --              9
 Charge for acquired in-process research and
  development...................................          4,205             --
 Changes in operating assets and liabilities:
  Trade accounts receivable.....................         (3,895)         1,079
  Inventories...................................             64           (334)
  Prepaid expenses, deposits and other current
   assets.......................................             16            (27)
  Accounts payable and accrued liabilities......         (1,302)        (1,324)
  Deferred revenue..............................            346            (68)
  Other liabilities.............................            (54)           361
                                                  -------------  -------------
   Net cash used in operating activities........         (6,206)          (966)
                                                  -------------  -------------
Cash flows from investing activities:
 Purchase of furniture, fixtures and equipment..           (736)          (489)
 Acquisition of technology......................         (4,299)            --
 Capitalization of software development costs...           (288)          (241)
 Purchase of short-term investments.............        (12,666)       (24,262)
 Proceeds from the sale and maturity of short-
  term investments..............................         20,271         27,004
                                                  -------------  -------------
   Net cash provided by investing activities....          2,282          2,012
                                                  -------------  -------------
Cash flows from financing activities:
 Proceeds from the issuance of common stock.....          1,386            380
                                                  -------------  -------------
   Net cash provided by financing activities....          1,386            380
                                                  -------------  -------------
Net increase (decrease) in cash and cash
 equivalents....................................         (2,538)         1,426
Cash and cash equivalents, beginning of period..         19,244         14,444
                                                  -------------  -------------
Cash and cash equivalents, end of period........  $      16,706  $      15,870
                                                  =============  =============
Supplemental disclosures of noncash investing
 and financing activities:
 Issuance of common stock for acquisition of
  intangible assets.............................  $       2,811  $          --
                                                  =============  =============
 Issuance of common stock for consulting
  services......................................  $          92  $          --
                                                  =============  =============

See accompanying notes to unaudited condensed consolidated financial statements.

                          Netopia, Inc. and Subsidiary

              Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation

  The unaudited condensed consolidated financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which in the opinion of management are necessary to fairly present the Company's consolidated financial position, results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements included elsewhere in this prospectus. The consolidated results of operations for the period ended March 31, 1999 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire fiscal year ending September 30, 1999.

(2) Supplier Concentration

  The Company currently buys all of its chip sets for its DSL Internet connectivity products from one supplier. Additionally, all of the Company's circuit boards for its Internet connectivity products are purchased from one supplier. Although there are a limited number of manufacturers of similar chip sets and circuit board, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

(3) Recent Accounting Pronouncements

  During the first quarter of fiscal 1999, the Company adopted Statement of Position (SOP) No. 97-2, Software Revenue Recognition (SOP 97-2). The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products, including specified upgrades or enhancements generally is recognized upon delivery of the products. The revenue allocated to post contract customer support generally is recognized ratably over the term of the support, and revenue allocated to service elements generally is recognized as the services are performed. If evidence of the fair value for all elements of the arrangement does not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated results of operations.

  In December 1998, the American Institute of Certified Public Accountants' (AICPA) Accounting Standards Executive Committee (AcSEC) issued SOP 98-9 which amends paragraphs 11 and 12 of SOP 97-2 to require recognition of revenue using the "residual method" when (i) there is vendor-specific objective evidence of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting, (ii) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (iii) all revenue-recognition criteria in SOP 97-2 other than the requirement for vendor-specific objective evidence of the fair value of each delivered element of the arrangement are satisfied. Under the residual method, the arrangement fee is recognized as follows; (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is

                          Netopia, Inc. and Subsidiary
recognized as revenue related to the delivered elements. SOP 98-9 was adopted by the Company effective January 1, 1999. The adoption of SOP 98-9 did not have a material impact on the Company's consolidated results of operations.

  Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components which will be presented in association with a company's financial statements. Comprehensive income is defined as the change in a business enterprise's equity during the period arising from transactions, events or circumstances relating to non-owner sources, such as foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. There were no material differences between net loss and comprehensive income (loss) during the three and six months ended March 31, 1999 and 1998.

  In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards relating to the disclosure of an enterprise's business segments, products, services, geographic areas and major customers. Adoption of this standard is not expected to have a material effect on the Company's consolidated financial position or results of operations.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated and accounted for as (a) a firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. This statement will be effective for all annual and interim periods for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of SFAS No. 133 will have a material effect on the financial position or results of operations of the Company.

  In March, 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 will have a material impact on its results of operations.

(4) Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Net inventories consisted of the following (in thousands):

                                                                       March 31,
                                                                         1999
                                                                       ---------
     Raw materials and work in process................................  $  674
     Finished goods...................................................     853
                                                                        ------
                                                                        $1,527
                                                                        ======

                          Netopia, Inc. and Subsidiary

(5) Furniture, Fixtures and Equipment, net (in thousands):

                                                                      March 31,
                                                                        1999
                                                                      ---------
   Furniture, fixtures and equipment................................. $ 12,676
   Accumulated depreciation and amortization.........................  (10,513)
                                                                      --------
                                                                      $  2,163
                                                                      ========

(6) Earnings Per Share

  SFAS No. 128, Earnings Per Share, established standards for the computation, presentation and disclosure of earnings per share (EPS) and also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic earnings per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is based on the weighted average number of shares of common stock outstanding during the period and dilutive common equivalent shares from options and warrants outstanding during the period. No common equivalent shares are included for loss periods as they would be antidilutive. Dilutive common equivalent shares consist of stock options and stock warrants.

  Potential common shares have been excluded from the net loss computation of diluted EPS for the six months ended March 31, 1999 and 1998 since their effect on EPS is antidilutive due to the losses incurred in each period. Consequently, the number of shares in the computations of basic and diluted EPS is the same for each period. Potential common shares excluded from the computations of diluted EPS consist of options to purchase common stock which totaled 4,010,813 shares and 3,007,306 shares for the six months ended March 31, 1999 and 1998, respectively.

                                                           Six months ended
                                                               March 31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
                                                         (in thousands, except
                                                          per share amounts)
Computation of basic net loss per share:
 Net loss............................................... $   (6,979) $   (1,398)
                                                         ==========  ==========
 Weighted average number of common shares outstanding...     12,386      11,567
                                                         ==========  ==========
  Basic net loss per share.............................. $    (0.56) $    (0.12)
                                                         ==========  ==========
Computation of diluted net loss per share:
 Net loss............................................... $   (6,979) $   (1,398)
                                                         ==========  ==========
 Weighted average number of common shares outstanding...     12,386      11,567
 Number of dilutive common stock equivalents............         --          --
                                                         ==========  ==========
 Shares used in per share calculation...................     12,386      11,567
                                                         ==========  ==========
  Diluted net loss per share............................ $    (0.56) $    (0.12)
                                                         ==========  ==========

                          Netopia, Inc. and Subsidiary

(7) Acquisitions

  On December 17, 1998, the Company closed a transaction to purchase substantially all of the assets and assume certain liabilities and the existing operations of Serus LLC (Serus), a Utah limited liability company. The Company is continuing Serus's development of a Java-based Web site editing software product which would allow web site owners to modify and edit the appearance of their web site through their web browser with minimal knowledge of Hypertext Markup Language (HTML). Upon completion of the development of such products, Netopia intends to market the products both independently and along with its Web site and site server products to allow users more flexibility in customizing their web sites. In accordance with the Serus Asset Purchase Agreement, Netopia acquired substantially all of the assets and assumed certain liabilities of Serus and its existing operations which included in-process research and development. The maximum aggregate purchase price of the Serus transaction is approximately $7.0 million including (i) $3.0 million of cash paid on the closing date of the transaction, (ii) 409,556 shares of the Company's common stock issued on the closing date, and (iii) a $1.0 million earnout opportunity based upon certain criteria as set forth in the Serus Purchase Agreement. The excess purchase price over the net book value acquired was $6.0 million, of which, based upon the Company's estimates prepared in conjunction with a third party valuation consultant, $3.9 million was allocated to acquired in-process research and development and $2.1 million was allocated to intangible assets. The amounts allocated to intangible assets include assembled workforces of $100,000 and goodwill of $2.0 million. The Company used the income approach to appraise the value of the business and projects acquired. Such method takes into consideration the stage of completion of the project and estimates related to expected future revenues, expenses and cash flows which are then discounted back to present day amounts. Based upon these estimates, material net cash flows from the acquired business are expected to occur during the calendar year 2001. These cash flows were discounted using a discount rate of 44.0%. Based upon the expenses incurred and the development time invested in the product prior to the acquisition and the estimated expenses and development time to complete the product, the Company determined the product to be approximately 85% complete at the time of acquisition. The Company expects to complete development of the product in the summer of 1999 and to incur approximately $400,000 of development expenses from the date of acquisition to completion of development. The $1.0 million earnout opportunity in (iii) above shall be accounted for when it is deemed probable that the earnout will be earned. The Company is amortizing the goodwill related to the Serus transaction over the next four (4) years. During the six months ended March 31, 1999, goodwill amortization related to the Serus transaction was $133,000. Any delay in the completion of the development of the product would cause the Company to incur additional unplanned development expenses as well as the loss of or deferral of customer purchases either of which would have a material adverse effect on the Company's business, operating results and financial condition.

  On December 31, 1998, the Company closed a transaction to purchase from Network Associates substantially all of the assets and assume certain liabilities related to the netOctopus systems management software (netOctopus). The netOctopus software is a suite of administration tools under development that allows for simultaneous system support of multiple users across Mac OS computer networks. Upon completion of the development of the Windows versions of the netOctopus software products, Netopia intends to market the products both independently and along with its Timbuktu Pro software. In accordance with the netOctopus Purchase Agreement, Netopia acquired substantially all of the assets and assumed certain liabilities related to the netOctopus software and its existing operations which included in-process research and development. The maximum aggregate purchase price of the netOctopus transaction was $1.1 million of cash paid on the closing date of the transaction. In addition, there is a $300,000 earnout opportunity based upon certain criteria as set

                          Netopia, Inc. and Subsidiary
forth in the netOctopus Purchase Agreement. The excess purchase price over the net book value acquired was $1.1 million, of which, based upon the Company's estimates prepared in conjunction with a third party valuation consultant, $400,000 was allocated to acquired in-process research and development and $700,000 was allocated to intangible assets. The amounts allocated to intangible assets include assembled workforces of $60,000, developed technology of $540,000 and goodwill of $100,000. The Company used the income approach to appraise the value of the business and projects acquired. Such method takes into consideration the stage of completion of the project and estimates related to expected future revenues, expenses and cash flows which are then discounted back to present day amounts. Based upon these estimates, material net cash flows from the acquired business are expected to occur during the calendar year 2000. These cash flows were discounted using a discount rate of 25.0%. Based upon the expenses incurred and the development time invested in the product prior to the acquisition and the estimated expenses and development time to complete the product, the Company determined the product to be approximately 70% complete at the time of acquisition. The Company expects to complete development of the product during the Company's fourth fiscal quarter of fiscal 1999 and to incur approximately $175,000 of development expenses from the date of acquisition to completion of development. The $300,000 earnout opportunity above shall be accounted for when it is deemed probable that the earnout will be earned. The Company is amortizing the goodwill related to the netOctopus transaction over the next four (4) years. During the six months ended March 31, 1999, goodwill amortization related to the netOctopus transaction was $48,000. Any delay in the completion of the development of the product would cause the Company to incur additional unplanned development expenses as well as the loss of or deferral of customer purchases either of which would have a material adverse effect on the Company's business, operating results and financial condition.

(8) Discontinued Operations

  On August 5, 1998, the Company sold its Farallon Local Area Networking (LAN) Division (the LAN Division) including the LAN Division's products, accounts receivable, inventory, property and equipment, intellectual property and other related assets to Farallon Communications, Inc. (Farallon), formerly known as Farallon Networking Corporation, a Delaware corporation and an affiliate of Gores Technology Group (Gores).

  The disposition of the LAN Division has been accounted for as a discontinued operation in accordance with Accounting Principles Board (APB) Opinion No. 30, and prior period consolidated financial statements have been restated to reflect the LAN Division's operations as a discontinued operation. Revenue from discontinued operations was $10.1 million for the six months ended March 31, 1998, repectively. The income from discontinued operations of $251,000 for the six months ended March 31, 1998, represents operating income, net of taxes, of the discontinued operation. At September 30, 1998, the Company had $2.5 million in accrued liabilities which represented transaction expenses and costs incurred and accrued as a result of the sale of the LAN Division. Such expenses are directly attributable to the sale transaction and are primarily related to reserves taken against the lease of the Company's Alameda, California headquarters, investment advisory, legal and accounting fees and certain expenses related to employees of the LAN Division. Such accrual consisted of $1.7 million of facility costs, approximately $300,000 in employee-related costs and other costs consisting primarily of services fees of approximately $500,000. At March 31, 1999, the balance in accrued liabilities related to the sale of the LAN Division was $1.7 million consisting of $1.4 million of facility costs and approximately $300,000 related to purchase price adjustments. Pursuant to the Agreement of Purchase and Sale of Assets by and between Netopia, Inc. and Farallon, the purchase price of the LAN Division

                          Netopia, Inc. and Subsidiary
is subject to a purchase price adjustment. Such adjustment is based upon the difference between the unaudited balance sheet of the LAN Division as of the effective date of the sale and the estimated book value of the LAN Division at March 31, 1998.

(9) Subsequent Events

  In April 1999, the Company purchased $999,988 of Series D-1 preferred stock of NorthPoint Communications. Upon the initial public offering of the common stock of NorthPoint Communications, which occured on May 5, 1999, the Company's Series D-1 preferred stock converted into 55,555 shares of Class B common stock. As a Series D-1 purchaser, the Company has agreed not to transfer any Series D-1 preferred stock or Class B common stock to any non-affiliated third party until March 2000. The Company has also agreed not to acquire more than 10% of NorthPoint Communications' voting stock without NorthPoint Communications'consent until March 2002. In addition, as a Series D-1 purchaser, the Company has agreed to vote any voting securities it holds as recommended by NorthPoint Communications' board of directors, except with respect to votes pursuant to the protective provisions in NorthPoint Communications' certificate of incorporation.

--------------------------------------------------------------------------------

-----------------

PROSPECTUS
-----------------

2,300,000 Shares

[LOGO OF NETOPIA(R)]

Common Stock

Warburg Dillon Read LLC                            BancBoston Robertson Stephens

                          Volpe Brown Whelan & Company

     , 1999

--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy shares of Netopia common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Netopia common stock.

                                    PART II

                     Information not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and The Nasdaq National Market and the NASD filing fees.

   SEC Registration fee............................................... $ 17,486
   NASD fee...........................................................    6,790
   Nasdaq National Market additional listing fee......................   17,500
   Printing and engraving.............................................  100,000
   Legal fees and expenses of the Company.............................  250,000
   Accounting fees and expenses.......................................  175,000
   Blue sky fees and expenses.........................................   10,000
   Transfer agent fees................................................   15,000
   Miscellaneous......................................................   83,224
                                                                       --------
     Total............................................................ $675,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the Act). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of present and past employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section 11 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and Section 1.10 of the Amended and Restated Investor Rights Agreement indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
   No.                                Description
 -------                              -----------
  1.1    Form of Underwriting Agreement.

  4.1*   Specimen Certificate of Registrant's common stock.

  5.1*   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP, counsel to the Registrant.

 21.1    List of Subsidiaries of the Registrant.

 23.1    Consent of KPMG LLP, independent auditors (see page II-5).

 23.2*   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP, counsel to the Registrant. Reference is made to Exhibit 5.1.

 24.1    Power of Attorney (see page II-4).

-----------------
 * To be supplied by amendment.

  (b) Financial Statement Schedule

  Schedule II -- Valuation and Qualifying accounts. Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended September 30, 1998.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on this 1st day of July, 1999.

                                          NETOPIA, INC.

                                                     /s/ ALAN B. LEFKOF
                                          By: _________________________________
                                                       Alan B. Lefkof
                                                 President, Chief Executive
                                                    Officer and Director

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Alan B. Lefkof and James A. Clark, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                             Title                    Date

          /s/ Alan B. Lefkof           President, Chief Executive        July 1, 1999
______________________________________  Officer and Director
            Alan B. Lefkof              (Principal Executive Officer)

          /s/ James A. Clark           Vice President and Chief          July 1, 1999
______________________________________  Financial Officer (Principal
            James A. Clark              Financial and Accounting
                                        Officer)

          /s/ Reese M. Jones           Chairman of the Board of          July 1, 1999
______________________________________  Directors
            Reese M. Jones

        /s/ David F. Marquardt         Director                          July 1, 1999
______________________________________
          David F. Marquardt

         /s/ James R. Swartz           Director                          July 1, 1999
______________________________________
           James R. Swartz

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Netopia, Inc. and subsidiary:

  We consent to the use of our reports dated November 4, 1998, except as to
Note 9, which is as of December 17, 1998, included herein and incorporated by reference, with respect to the consolidated balance sheets of Netopia, Inc. and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998, which reports appear in the September 30, 1998 annual report on Form 10-K of Netopia, Inc., and to the references to our firm under the headings "Experts" and "Selected Consolidated Financial Data" in the prospectus.

                                        KPMG LLP

San Francisco, California
July 1, 1999

                               Index to Exhibits

                                                                   Sequentially
                                                                     Numbered
 Exhibit No.                       Exhibit                             Page
 -----------                       -------                         ------------
  1.1        Form of Underwriting Agreement.

  4.1* Specimen Certificate of the Registrant's common stock.

  5.1*       Opinion of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant.

 21.1        List of Subsidiaries of the Registrant.

 23.1        Consent of KPMG LLP, independent auditors (see page
             II-5).

 23.2*       Consent of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant. Reference is made to Exhibit 5.1.

 24.1        Power of Attorney (see page II-4).

-----------------
 * To be supplied by amendment.